PRIMARY METALS INC.

07026383

August 27, 2007

SEC MAIL PROCESSING RECEIVED AUG 28 2007 WASH, D.C. 182 SECTION

Securities & Exchange Commission
100 F Street NE
Washington, DC
USA 20549

PROCESSED
SEP 18 2007
THOMSON FINANCIAL

Attention: Filing Desk

Re: File No. 82-35031

SUPPL

Please find enclosed copies of the following documents:

News Releases dated:

- August 23, 2007
- August 24, 2007

Interim Financial Statements for the period ended June 30, 2007
MD&A for the period ended June 30, 2007
Form 52-109F2-Certification of Interim Filings from CEO
Form 52-109F2-Certification of Interim Filings from CFO

Offer to Purchase by Sojitz Tungsten Resources, Inc – dated August 23, 2007
Notice of Guaranteed Delivery made by Sojitz Tungsten Resources, Inc – dated August 23, 2007
Letter of Acceptance and Transmittal made by Sojitz Tungsten Resources, Inc – dated August 23, 2007
Director's Circular recommending acceptance – dated August 23, 2007

Yours sincerely,

per/ L. Stefan
James Robertson
Director

dlw 9/14

Suite 306
850 Hastings St. W
Vancouver BC
Canada V6C 1E1
Telephone
604.669.8988
Fax
604.669.2744

82-35031

PRIMARY METALS INC.

NEWS RELEASE

Primary Metals Reports First Quarter Results

August 23, 2007 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company"), which operates the Panasqueira tungsten mine in Portugal, has announced consolidated financial results, reported in Euros, for the three months ended June 30, 2007. Net earnings for the quarter after non-cash income taxes were €268,000 (Cdn$398,000) or Cdn$0.03 per share. Net earnings before non-cash income taxes were €397,000 (Cdn$588,000) or Cdn$0.05 per share.

Highlights for the period include:

- Net income for the quarter, before non-cash income taxes, of €397,000 (Cdn$588,000) - €268,000 (Cdn$398,000) after non-cash income taxes
- Net earnings per share, before non-cash income taxes, of €0.03 (Cdn$0.05) - €0.03 (Cdn$0.04) diluted
- Net earnings per share, after non-cash income taxes, of €0.02 (Cdn$0.03) - €0.02 (Cdn$0.03) diluted
- Tungsten production of 28,344 MTUs *(MTU – metric tonne unit or 10 kilograms of contained WO_3 – tungsten trioxide)*
- Sales of €4,194,000 (Cdn$6,000,000) for the quarter
- Continuation of improvement in mine output of 196,000 tonnes, with an average grade of 0.18% WO_3 for the quarter

Subsequent to the period, Sojitz Corporation announced its intention to make a board-supported formal take-over bid to acquire all the issued and outstanding shares of Primary at a price of $3.65 per share for a total transaction value of approximately Cdn$54 million *(see news release dated August 3, 2007)*.

"We are pleased to see an improvement in results for the quarter," said Lewis Black, Chairman of the Board. "Mined ore grade showed a modest improvement to 0.18% WO_3 as a result of our capital improvements and development work carried out to date. Further work continues and we are confident that the expenditures made over the past two years will result in a long future for mining operations at Panasqueira."

PRIMARY METALS INC.

Primary Metals Inc. owns a 100 percent interest in the Panasqueira tungsten mine in Portugal and is currently producing wolframite concentrates containing some 100,000 MTU's of tungsten trioxide per annum. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Results from the first quarter together with the Management Discussion and Analysis of Results and other information are available at www.sedar.com and on the company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

James Robertson, P. Eng., is a Qualified Person for Primary and has reviewed and approved the information contained in this News Release.

82-35031

PRIMARY METALS INC.

NEWS RELEASE

Primary Metals Announces that Sojitz Corporation Mails Offer to Shareholders

August 24, 2007 **Symbol: PMI – TSX Venture**

Primary Metals Inc. (TSXV: PMI) ("Primary") announced today that Sojitz Corporation ("Sojitz") has filed with Canadian securities regulators its formal offer (the "Offer") to acquire, through its wholly-owned subsidiary, Sojitz Tungsten Resources, Inc., all of the outstanding shares of Primary (the "Shares") and has commenced the mailing of the Offer and related documents to Primary shareholders. Primary has concurrently filed and commenced mailing of a directors' circular concerning the Offer.

The Board of Directors of Primary has unanimously approved the proposed transaction and recommends that shareholders tender their Shares to the Offer. Capital West Partners, Primary's financial adviser, has provided an opinion to Primary's Board of Directors that the transaction contemplated by the Offer is fair, from a financial point of view, to Primary's shareholders. A copy of the fairness opinion is attached to the directors' circular.

Primary shareholders wishing to accept the Offer are encouraged to tender their Shares by completing the letter of acceptance and transmittal accompanying the documents mailed to them and returning it, together with certificates representing their Shares and all other documents, to the offices of Computershare Investor Services Inc. in accordance with the instructions in the letter of acceptance and transmittal. If Shares are held by a broker or other financial intermediary, Primary shareholders should contact such intermediary and instruct it to tender their Shares.

Questions About the Primary Offer

For further information about the Offer, Primary shareholders should contact Georgeson at 1-888-605-7632 (Toll free, North America) as directed in the Offer documents.

About Primary Metals

Primary owns a 100 percent interest in the Panasqueira tungsten mine in Portugal, which is currently producing wolframite concentrates containing some 100,000 MTUs of tungsten trioxide per annum, with further improvements underway. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Further information is available under Primary's profile at www.sedar.com and on Primary's website at www.primarymetals.ca.

PRIMARY METALS INC.

About Sojitz Corporation

Sojitz, one of Japan's leading trading companies, is listed on the Tokyo Stock Exchange with revenues of C$42 billion, net assets of C$4.2 billion and a market capitalization of C$5.3 billion. Sojitz conducts its operations in 50 countries through approximately 500 consolidated subsidiaries and affiliated companies with over 19,000 employees worldwide. Its business activities cover machinery and aerospace, energy and mineral resources, chemicals and plastics, real estate development, forest products and consumer lifestyle-related businesses. Further information is available on Sojitz's website at www.sojitz.com.

On Behalf of the Board of Directors,

"*James Robertson*"

James Robertson, P. Eng.
Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation the company's expectations as to the results of planned work programs, potential mineralization, resources, reserves, mine production levels and future tungsten prices. Such statements are based on certain assumptions, including continued demand for tungsten, availability of capital, equipment and personnel to carry out and complete the planned work programs and accuracy within a reasonable range of reported exploration and development results, and involve various risks and uncertainties, including global economic factors, future commodity prices, lack of availability of equipment or personnel, and results of exploration and development. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Other important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with regulatory authorities and on www.sedar.com

PRIMARY METALS INC.

306-850 West Hastings Street
Vancouver, B.C. V6C 1E1
Tel: 604-669-8988
Fax: 604-669-2744

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 June 2007

Unaudited

Expressed in Euros

These interim consolidated financial statements for the three months ended 30 June 2007 have been prepared by management and have not been subject to review by the Company's auditors.

Primary Metals Inc. Statement 1

Interim Consolidated Balance Sheets

Euros
Unaudited

ASSETS	30 June 2007	31 March 2007
Current		
Cash	**2,539,895**	2,495,928
Accounts receivable - trade	**722,151**	307,368
- other	**455,276**	540,867
Prepaid expenses	**174,184**	152,069
Inventory *(Note 4)*	**2,374,362**	2,529,282
	6,265,868	6,025,514
Future Income Tax Assets *(Note 13)*	**2,184,751**	2,313,178
Property, Plant and Equipment *(Note 6)*	**9,634,125**	9,314,252
	18,084,744	17,652,944

LIABILITIES		
Current		
Government assistance loan *(Note 7)*	**1,413,654**	1,397,815
Accounts payable and accrued liabilities	**4,490,665**	4,274,808
Current portion of long-term debt	**793,602**	748,851
	6,697,921	6,421,474
Long-Term Debt *(Note 8)*	**1,693,400**	1,889,506
Asset Retirement Obligations *(Note 9)*	**3,596,693**	3,552,290
	11,988,014	11,863,270

SHAREHOLDERS' EQUITY		
Share Capital *(Note 10)*	**62,981,433**	62,981,433
Convertible Security *(Note 10d)*	**13,255**	13,255
Contributed Surplus *(Note 11)*	**7,087,160**	7,048,561
Deficit - *Statement 2*	**(63,985,118)**	(64,253,575)
	6,096,730	5,789,674
	18,084,744	17,652,944

Commitments *(Note 15)*
Contingency *(Note 17)*

ON BEHALF OF THE BOARD:

"James Robertson", Director

"Michael Raftery" , Director

- See Accompanying Notes -

Primary Metals Inc. Statement 2

Interim Consolidated Statements of Income and Deficit

For the Three Months Ended 30 June

Euros

Unaudited

	2007	2006
Sales *(Note 12)*	4,194,467	4,761,827
Cost of Sales	2,958,912	2,674,245
Gross Margin	1,235,555	2,087,582
Accretion of Asset Retirement Obligation *(Note 9)*	44,403	42,290
Administrative Expenses	357,229	301,735
Amortization and Depletion	275,057	215,157
Foreign Exchange	(61,105)	120,232
Interest and Financing	71,607	64,394
Professional Fees	112,879	47,792
Stock-Based Compensation *(Note 10e)*	38,599	122,037
	838,669	913,637
Income Before the Undernoted	396,886	1,173,945
Other income	-	12,322
Income Before Income Taxes	396,886	1,186,267
Future income tax expense *(Note 13)*	128,429	288,680
Income for the Period	268,457	897,587
Deficit - beginning of period	(64,253,575)	(65,296,808)
Deficit - End of Period	(63,985,118)	(64,399,221)
Earnings Per Share – Basic	0.02	0.07
Earnings Per Share – Diluted	0.02	0.06
Weighted-Average Number of Shares – Basic	12,940,259	12,108,130
Weighted-Average Number of Shares – Diluted	13,941,337	14,235,436

- See Accompanying Notes -

Primary Metals Inc. Statement 3

Interim Consolidated Statements of Cash Flows

For the Three Months Ended 30 June
Euros
Unaudited

Cash Provided By (Used In)	2007	2006
Operating Activities		
Income for the period	**268,457**	897,587
Items not involving cash		
Accretion of asset retirement obligation	**44,403**	42,290
Amortization and depletion	**275,057**	215,157
Change in future income tax assets	**128,429**	288,680
Stock-based compensation	**38,599**	122,037
	754,945	1,565,751
Net change in non-cash working capital	**19,468**	109,529
	774,413	1,675,280
Financing Activities		
Government assistance loan	**15,839**	15,840
Long-term debt	**(151,353)**	(104,064)
Share capital issued for cash	**-**	138,332
	(135,516)	50,108
Investing Activities		
Purchase of property, plant and equipment	**(594,930)**	(1,072,399)
Net Increase In Cash	**43,967**	652,989
Cash position - beginning of period	**2,495,928**	3,122,170
Cash Position - End of Period	**2,539,895**	3,775,159

Supplemental Schedule of Non-Cash Investing and Financing Transactions		
Equipment acquired under capital lease	-	145,500
Fair value of stock options exercised	-	14,240

- See Accompanying Notes -

1. Nature of Operations

The Company is engaged in the mining industry and owns and operates the Panasqueira underground mine ("Panasqueira") located in Portugal, which produces tungsten, copper and tin concentrates.

2. Significant Accounting Policies

a) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. However, they do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended 31 March 2007.

b) Consolidation

These financial statements include the accounts of the Company and its subsidiaries as follows:

Primary Mining Canada Inc. ("PMC")	100%
Beralt Ventures Inc. ("BVI")	(i)
Beralt Tin and Wolfram (Portugal) S.A. ("Beralt")	(ii)
Empresas Mineira da Argimela, Lda.	(iii)

(i) Owned 100% by PMC
(ii) Owned 100% by BVI
(iii) Owned 95.32% by Beralt and 4.68% by BVI

All material inter-company balances and transactions have been eliminated.

c) Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. The Company regularly reviews its estimates and assumptions, however, actual results could differ from these estimates and these differences could be material.

d) Foreign Exchange

The Company's functional and reporting currency for these consolidated financial statements is the Euro. Accordingly, the accounts of Beralt, some of which are initially transacted in United States dollars and United Kingdom pounds, are translated into Euros at the rate of exchange in effect at the balance sheet date, revenues and expenses are translated at the rate of exchange in effect on the dates of which such items are recognized in income during the period. Exchange gains and losses arising from such translations are recognized in income during the period. The accounts of the Company's Canadian operations have been translated into Euros using the temporal method.

2. Significant Accounting Policies - *continued*

e) Foreign Currency Risk

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

f) Revenue Recognition

Revenue from sales is recognized upon delivery of the concentrate under firm sales contracts and collection is reasonably assured. Sales are recorded net of incremental sales revenues paid or payable to third parties *(Notes 12 and 14d)*.

g) Financial Instruments

Effective 01 April 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

i) Section 3855 – Financial Instruments – Recognition and Measurement This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. The adoption of this standard had no significant effect on these financial statements.

ii) Section 1530 – Comprehensive Income – This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. The adoption of this standard had no significant effect on these financial statements.

iii) Section 3865 – Hedges - This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG–13 "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The adoption of this standard had no significant effect on these financial statements.

3. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, government assistance loan, accounts payable and accrued liabilities, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant interest, currency or credit risks arising from these financial instruments.

The Company has equipment loans totalling 1,815,969, which are at floating rates, and to this extent, the Company is exposed to interest rate risk.

The Company is exposed to currency risk on its sales as the contract relating to its main customer *(Note 12)* is denominated in U.S. funds. This contract accounted for 97.0% of consolidated sales for the period ended 30 June 2007 (2006 – 96.5%). The Company's sales are negatively impacted by increases in the Euro versus the U.S. dollar.

The Company has a concentration of sales *(Note 12)* such that substantially all sales of tungsten concentrates are to a single customer. The Company has experienced no bad debts resulting from trade credit extended to this customer.

4. Inventory

Details are as follows:

	30 June 2007	31 March 2007
Concentrates	**314,595**	50,766
Concentrates – in transit	**370,385**	779,471
Mine stores	**1,938,782**	1,948,445
Provision for obsolescence	**(249,400)**	(249,400)
	2,374,362	2,529,282

5. Investments

The Company owns a royalty interest based on the production of an ammonium metatungstate plant located in Alabama. The Company has written off all costs related to this investment.

During fiscal 2007, the Company received approximately US$380,000 from a company that was previously a subsidiary of the Company in settlement of certain past debts, which had been written off in prior years. The Company paid legal and other costs totalling US$46,711 and recorded a gain on sale of assets of 256,792.

6. Property, Plant and Equipment

Details are as follows:

	30 June 2007	31 March 2007
Mill, buildings and mine development	**19,473,639**	19,109,189
Mining equipment	**17,753,314**	17,570,418
Transportation equipment	**1,055,306**	1,050,872
Administration	**513,836**	470,686
Equipment under capital lease	**2,083,320**	2,083,320
	40,879,415	40,284,485
Provisions for impairment	**(10,815,247)**	(10,815,247)
Accumulated amortization and depletion	**(20,430,043)**	(20,154,986)
	9,634,125	9,314,252

7. Loans Payable

a) Government Assistance Loan

Details are as follows:

	30 June 2007	31 March 2007
Advances are unsecured with interest estimated at a rate of 4.7%, currently without specific terms of repayment	**1,413,654**	1,397,815

Beralt received certain advances from the Government of Portugal to assist the Company during a period of reduced cash flow. The Company is currently negotiating repayment terms with the government and, therefore, this balance has been classified as a current liability in these financial statements.

b) Convertible Line of Credit

The Company has signed a credit facility agreement with Almonty, LLC ("Almonty"), a private U.S. company and major shareholder of the Company. The agreement provides for a US$500,000 convertible line of credit with interest at 5%, has a five-year term, and is convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no draw downs to date.

c) Overdraft Facility

The Company has an overdraft facility with Caixa Geral de Depositos to a limit of 100,000 and bearing interest at Euribor three-month rate plus 4% per annum and is unsecured. The balance of this facility as at 30 June 2007 is Nil (2006 – Nil).

8. Long-Term Debt

a) Details are as follows:

	30 June 2007	31 March 2007
Capital lease contracts payable, repayable in monthly payments totalling 35,597, with interest at rates to 5.48% per annum, maturing between March 2010 and December 2010, secured by the related equipment	**1,269,130**	1,358,516
Capital lease contracts payable, repayable in quarterly payments totalling 24,550, with interest at rates to 5.48% per annum, maturing between May 2008 and January 2010, secured by the related equipment	**229,636**	203,191
Mortgage loan payable, repayable in monthly payments of 3,875, blended interest and principle, implicit interest at 5.27% maturing October 2016, secured by the related building and property	**346,249**	353,725
Finance contract payable, repayable in semi-annual payments of 21,525, with interest at 9.40% per annum, maturing May 2008, secured by the related equipment	**64,575**	86,100
Finance contract payable, repayable in quarterly payments of 27,501, with interest at 8.60% per annum, maturing August 2009, secured by the related equipment	**244,211**	271,712
Finance contract payable, repayable in quarterly payments of 24,515, with interest at 8.70% per annum, maturing October 2009, secured by the related equipment	**245,147**	269,664
Finance contracts payable, repayable in monthly payments totalling 2,973, with interest at rates to 5.48% per annum, maturing between October 2009 and May 2010, secured by the related equipment	**88,054**	95,449
	2,487,002	2,638,357
Less: current portion	**793,602**	748,851
	1,693,400	1,889,506

b) Scheduled principal repayments are as follows:

Twelve Months Ended 30 June	Euros
2008	793,602
2009	779,760
2010	590,283
2011	88,485
2012	49,832
Thereafter	185,040
	2,487,002

9. Asset Retirement Obligations

Mining operations at Panasqueira are located in two areas as follows:

a) **Rio**

The Rio area has not been in operation since the Company completed its acquisition of Panasqueira. The Company has completed an agreement with the local municipal government in Portugal for the transfer of these old mine workings, tailings, waste rock disposal areas, and any potential reclamation obligations to the municipality for nominal consideration. The municipality is currently improving the area as a tourist attraction and mining museum.

b) **Barroca Grande**

Management has estimated reclamation and closure costs for the current mine workings using its best judgment of such future costs and based on an anticipated mine life of ten years. The ultimate value of the asset retirement obligation is uncertain and may change in future years based on updated estimates of costs, mine life, and other new information. Any future changes in the estimate of the asset retirement obligation will be recognized prospectively in the year such adjustment is made.

c) The Company has estimated the fair value of the asset retirement obligation upon acquisition to be 2,922,476 Euros. The obligation has been calculated using a discount rate of 5% and an inflation rate of 2.50%. Details for the periods ended 30 June are as follows:

	2007	2006
Total asset retirement obligation – opening balance	**3,552,290**	3,383,131
Total accretion during the period	**47,403**	42,290
Total asset retirement obligation – closing balance	**3,596,693**	3,425,421

10. Share Capital

Details are as follows:

a) Authorized share capital consists of an unlimited number of common shares, without par value.

b) Details of the issued and outstanding shares are as follows:

	30 June 2007		30 June 2006	
	Number	**Amount**	Number	Amount
Balance – beginning of period	**12,940,259**	**62,981,433**	11,666,509	62,713,071
Issued and fully paid:				
Exercise of options	-	-	168,750	31,957
Exercise of warrants	-	-	500,000	106,375
Fair value of warrants exercised (Note 11)	-	-	-	14,240
Balance – end of period	**12,940,259**	**62,981,433**	12,335,259	62,865,643

10. Share Capital - *Continued*

c) The Company established a stock option plan (the "Plan") on 23 October 2003. The board of directors of the Company is the administrator of the Plan, whereby it may from time to time grant options to attract or retain directors, officers, advisors, employees and other persons or companies engaged to provide services to the Company. Under the terms of the Plan 25% of options granted are exercisable (vest) on the grant date, with 12.50% vesting every quarter thereafter. A summary of stock option activities during the reported periods is as follows:

	2007	2006
Balance - beginning of period	**1,518,125**	1,666,875
Granted	-	175,000
Exercised	-	(323,750)
Expired	**100,000**	-
Balance - end of period	**1,418,125**	1,518,125

Details of stock options outstanding as at 30 June are as follows:

	2007	2006		Exercise Price	Expiry Date
Directors and officers	-	100,000	Cdn$	$ 0.10	10 April 2008
Directors and officers	**30,000**	60,000	Cdn$	$ 0.20	10 September 2008
Directors, officers and employees	**528,125**	553,125	Cdn$	$ 0.51	6 May 2010
Directors and consultants	**685,000**	685,000	Cdn$	$ 2.15	26 August 2010
Consultants	-	100,000	Cdn$	$ 2.91	1 December 2010
Consultants	**50,000**	-	Cdn$	$ 3.95	12 July 2008
Directors	**50,000**	-	Cdn$	$ 2.88	7 September 2011
Officers	**75,000**	-	Cdn$	$ 2.80	1 November 2011
	1,418,125	1,498,125			

The outstanding options have a weighted-average exercise price of Cdn$1.35 and the weighted-average remaining life of the options is 3.03 years. As at 30 June 2007, a total of 1,430,625 (2006 – 988,125) of the outstanding options had vested.

d) Details of the issued and outstanding warrants are as follows:

	Price	Expiry	**2007**	2006		**2007 Amount**	2006 Amount
Cdn $	0.125	10 April 2008	**500,000**	500,000	(i)	**13,255**	13,255
Cdn $	0.30	23 March 2007	-	450,000		-	-
			500,000	950,000		**13,255**	13,255

(i) The fair value of the warrants was estimated on the date of grant using the Black-Scholes Option-Pricing Model with the following assumptions:

Risk-free interest rate	3.60%
Expected dividend yield	0.00%
Expected stock price volatility	64.0%
Expected option life in years	5 years

10. Share Capital - *Continued*

e) Stock-Based Compensation

For the periods ended 30 June, the Company has not issued stock options to its directors, officers, employees or consultants.

The company has recorded stock-based compensation for the options that vested during the periods as follows:

	2007	2006
Number of options vested in period	**21,875**	198,125
Total compensation recognized for the period *(Note 11)*	**38,599**	122,037

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

11. Contributed Surplus

Details are as follows:

	2007	2006
Balance - beginning of period	**7,048,561**	6,535,221
Stock-based compensation *(Note 10e)*	**38,599**	122,037
Fair value of options exercised (i)	**-**	(14,240)
Balance - end of period	**7,087,160**	6,643,018

(i) During the period, employees exercised - Nil (2006 - 168,750) stock options for which the related fair value has been recorded as share capital (*Note 10b*).

12. Sales and Economic Dependence

Details of sales generated from customers that individually account for approximately 10% or more of consolidated sales are as follows:

	2007	2006
Number of large customers	**1**	1
Amount of sales to large customers	**4,066,198**	4,594,359
Total consolidated sales	**4,194,467**	4,761,827
Total percentage of consolidated sales generated from large customers	**97.0%**	96.5%

The Company is economically dependent upon a single customer and upon the successful renewal or replacement of this contract at economic rates.

The Company has signed an exclusive multi-year sales agreement for the sale of all or substantially all of its tungsten concentrate from the mine. The agreement replaces the previous sales agreement that was to expire on 30 April 2006 and was negotiated by Almonty, a major Shareholder of the Company. Benefits of the new agreement include a longer term and more favourable pricing than the previous contract. For its part in renegotiating the contract, Almonty shares equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract *(Note 18)*. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease *(Note 8)*.

Sales revenues received in the period under the new agreement exceeded those that would have been received under the old agreement by 1,149,847 (2006 – 1,451,324) *(Note 14d)*.

13. Income Taxes

The Company operates in Canada and Portugal and is subject to varying rates of taxation. Details of income tax expense for the periods ended 30 June are as follows:

	2007	2006
Consolidated accounting income before taxes	**396,886**	1,186,267
Adjustments for differences between accounting and taxable income:		
Amortization	**(266,049)**	(234,877)
Stock-based compensation	**38,559**	122,037
Accretion	**44,403**	42,290
Other	**283,361**	92,552
Consolidated income for tax purposes	**497,160**	1,208,269
Canadian statutory tax rate	**34.1%**	34.1%
	169,532	412,020
Increase (decrease) in taxes due to:		
Foreign income at lower tax rates	**(72,462)**	(156,852)
Current valuation allowance	**31,359**	33,512
Income tax expense	**128,429**	288,680
Change in future tax assets	**(128,429)**	(288,680)
Current income tax expense	**-**	-

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at 30 June 2007 are as follows:

	Euros
Non-capital loss carry-forwards	512,194
Property, plant and equipment	1,596,250
Other	76,307
	2,184,751

As at 30 June 2007, the Company had non-capital tax losses carried forward available to reduce future prescribed taxable income in Canada and Portugal as follows:

Year of Expiry	Canada	Portugal
2008	31,000	-
2009	35,000	-
2010	45,000	434,000
2011	-	1,916,000
2014	116,000	-
2015	21,000	-
2016	3,000	-
2017	44,000	-
2018	31,000	
	326,000	2,350,000

14. Related Party Transactions

During the period, the Company conducted transactions with related parties as follows:

a) paid or accrued marketing commissions of 11,288 (2006 – 11,863) to a director of Beralt;
b) paid or accrued consulting and management fees of 27,168 (2006 – 27,341) to directors;
c) paid or accrued rent and office service fees of 2,026 (2006 - 2,127) to a company controlled by a director;
d) pursuant to its sales agreement *(Note 12)*, the Company paid Almonty its share of incremental revenues, net of nil (2006 - 17,847) in lease payments paid by Almonty, totalling 574,923 (2006 - 707,815);

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which is the amount of consideration agreed upon between the Company and the related parties.

15. Commitments

The Company has management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

16. Segmented Information

The Company's only business activity is the mining and development of mineral reserves. This activity is carried out primarily in Portugal. The breakdown by geographic region is as follows:

30 June 2007	Canada	Portugal	Consolidated
Segment revenue	-	4,194,467	4,194,467
Segment operating income (loss)	(156,217)	424,674	268,457
Capital expenditures	-	594,930	594,930
Identifiable assets	456,794	17,627,950	18,084,744

30 June 2006	Canada	Portugal	Consolidated
Segment revenue	-	4,761,827	4,761,827
Segment operating income (loss)	(220,499)	1,118,086	897,587
Capital expenditures	-	1,217,899	1,217,899
Identifiable assets	667,115	14,781,848	15,448,963

17. Contingency

The Company has made certain payments to non-residents. While it is the Company's belief that, under existing tax treaties, no withholding taxes were required to be deducted from such payments, the Company has been unable to obtain definitive documentation or confirmation of this fact from the relevant tax authorities. It is possible that future assessments could prove the Company's assertion to be incorrect, which could give rise to a withholding tax liability. The Company is confident that any such assessment would be recoverable from the non-resident, however, penalties and/or interest due on any assessed amounts may become payable by the Company. The likelihood of any future assessments is not determinable and the amount of any potential future assessment is not reasonably estimable. In addition, the Company feels that it will obtain the necessary documentation to support its assertion in due course; therefore, no amounts have been accrued in the accounts.

18. Subsequent Events

In addition to items disclosed elsewhere in these consolidated financial statements, the following events occurred after 30 June 2007:

In May 2007, the Company reached an agreement with Almonty for the termination, effective June 1 2007, of Almonty's rights under the agreement pursuant to which Almonty is entitled to share in revenues from the sale of tungsten concentrate *(Note 12)*. In exchange for the termination of Almonty's rights under the agreement, Beralt has agreed to pay Almonty total consideration of Cdn$3,000,000, consisting of Cdn$2,000,000 in cash and Cdn$1,000,000 by the issuance to Almonty of 437,981 shares in the capital of the Company. The number of shares was determined by dividing Cdn$1,000,000 by $2.2832, which is the volume-weighted average trading price of the Company's shares on the TSX Venture Exchange in the 10 trading days prior to the announcement of the transaction. The agreement is subject to regulatory approval, and approval by the holders of a majority of the Company's shares other than those held by Almonty and its affiliates and any other person acting jointly or in concert with them. The agreement is expected to be placed before the Company's shareholders for approval at the Company's annual general meeting of shareholders which is expected to be held by mid-September, 2007.

Subsequent to the period end the Company received US$720,000 from a company that was previously a subsidiary of the Company in settlement of certain past debts, which had been written off in prior years.

On 3 July 2007, the Company was served with a petition filed in the Supreme Court of British Columbia by seven shareholders of the Company alleging that they hold an aggregate of 159,200 shares of the Company, seeking, among other things, a declaration that the affairs of the Company are being conducted in an oppressive manner, rescission of the agreement between the Company and Almonty, or an order requiring the Company to repurchase the plaintiffs' shares. The Company believes these allegations to be without merit, accordingly, no liability has been recorded.

18. Subsequent Events - *Continued*

On 3 August 2007 The Company announced that it has entered into a support agreement with Sojitz Corporation ("Sojitz") pursuant to which Sojitz will make a formal takeover bid to acquire (the "Offer") all of the outstanding common shares of the Company (the "Shares") for $3.65 in cash per Share, for a total transaction value of approximately $54 million, on a fully diluted in the money basis.

The Board of Directors of the Company has unanimously approved the proposed transaction and will recommend that shareholders tender their Shares to the Offer. A take-over bid circular detailing the terms and conditions of the Offer, together with Primary's directors' circular in respect of the Offer, will be mailed to Shareholders on or before August 27, 2007. The Offer will remain open for acceptance for not less than 35 days. The Offer will be conditional upon a minimum of 66 2/3% of the fully-diluted Primary shares being deposited to the Offer, receipt of all necessary regulatory approvals, the absence of any material adverse change, and other customary conditions. Each of Primary and the Locked-Up Shareholders has agreed that it will not solicit or initiate discussions or negotiations with any third party for any take-over bid or other business combination involving Primary, and Sojitz has the right to match any unsolicited competing proposal. Primary has agreed that in certain circumstances, it will pay a non-completion fee of $2 million to Sojitz.

Subsequent to the period end the Company received Cdn$62,500 pursuant to the issuance of 500,000 warrants at Cdn$0.125.

PRIMARY METALS INC.

Report to Shareholders and Management Discussion and Analysis of Financial Position and Results of Operations For the Three Months ended June 30, 2007

August 22, 2007

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements as of and for the year ended March 31, 2007 and the unaudited interim consolidated financial statements for the three months ended June 30, 2007.

To the Shareholders:

General
We are pleased to report results for the quarter ended June 30, 2007 from our tungsten mining operations. Tungsten prices remained strong in early 2007 and sales revenue for the quarter under review was €4,197,467. Net income for the period was €396,886 (Cdn$587,788 or Cdn$0.05 per share – diluted Cdn$0.04 per share) before non-cash income taxes and €268,457 (Cdn$397,585 or Cdn$0.03 per share – diluted Cdn$0.03 per share) after non-cash income taxes. Non-cash income taxes of €128,429 reflect the change in the Company's future income tax assets in the year.

Necessary development work continues at the mine and the D9 ramp was completed earlier in the year in order to allow access to new areas of tungsten resources. Other mineralized areas of the mine outside the areas of current resources will also be assessed over the next several months. It is expected that development of mine galleries and mining from new zones will commence later this year and that this work will positively impact the long-term operation of the Panasqueira mine. This is supported by the results of an independent NI 43-101 compliant mineral resource estimate by OreQuest Consultants Ltd. of Vancouver, BC, which were detailed in a news release on June 23, 2006.

The Company continues to maintain an increase in the tonnage mined due to improved efficiencies by our mining team and from the results of the additions of new equipment and materials. However, as tonnes mined increased by 18% compared to the first quarter of 2006, production of tungsten concentrate was down 1.3% compared with the previous fiscal year, indicating that operations continue to feel the effect of the lack of past development work to access new mine areas and from the lower grade ore that has been mined. Recent and planned improvements and current mine planning activities are expected to result in a gradual improvement in mined ore grade.

During the quarter, the Company negotiated an agreement with Almonty LLC, a major shareholder, to acquire Almonty's interest in an agreement under which Almonty participated in a portion of the sales revenue of the mine. The agreement is subject to regulatory and shareholder approval. (See also *"Subsequent Events"*)

The market outlook continues to be positive although there have been recent small fluctuations in the price of tungsten. The continued overall strength in the price of tungsten, compared to historical prices over the past several years, is encouraging for the long-term operation of the Panasqueira mine.

The Company announced on August 3, 2007, the intention of Sojitz Corporation to make a formal takeover bid for the outstanding shares of the Company at a price of $3.65 per share. (See also *"Subsequent Events"*). The board of the Company supports this offer and recommends acceptance by shareholders.

Nature of Business

The Company is listed on the TSX Venture Exchange under the symbol PMI and is engaged in the business of mining, exploration and development of mineral properties. The principal focus is the operation and improvement of the Panasqueira underground tungsten mine and processing plant in Portugal held by its wholly-owned subsidiary, Beralt Tin & Wolfram (Portugal) S.A. ("Beralt").

The mine is one of the oldest and most enduring in Europe and has managed to continue operations even in times of low tungsten demand and low prices. Operations commenced at Panasqueira a century ago and have continued with only brief interruptions. The Company has made improvements to the mine operations with a view to the long term, taking advantage of higher tungsten prices. Beralt has recently introduced modern, low profile underground mining equipment at Panasqueira. This has demonstrated a significant increase in the rate of mining, and is now also starting to show a reduction in the quantity of waste rock handled. Financing for the new equipment has been provided primarily from the Company's cash flow from operations and from lease-to-own and contract financing arrangements with suppliers.

As part of the continuing mine planning process for the Panasqueira mine, the Company completed an independent resource estimate compliant with NI 43-101, the results of which were detailed in our June 23, 2006 news release. The complete report has been filed and may be viewed online at www.sedar.com or on the Company's website at www.primarymetals.ca. The estimate was updated in 2007 as detailed in a news release dated March 29, 2007

The 2007 total resource estimate included Proven and Probable Reserves of 2,430,000 tonnes at a grade of 0.243% WO_3 (containing 590,000 MTU's of tungsten trioxide, "WO_3") and additional Indicated Resources of 2,700,000 tonnes at a grade of 0.277% WO_3 (containing a further 748,000 MTU's of tungsten trioxide). Assuming these resources may be converted into mine reserves, it is considered that this would indicate at least a further 8 years of mine life at current mining rates. A further Inferred Resource is estimated at 1,810,000 tonnes with a grade of 0.224% WO_3 (containing a further 405,000 MTU's of tungsten trioxide) and there is additional exploration potential in the area of the mine. *(Note: "MTU"- Metric Tonne Unit, one hundredth of a metric tonne, or 10kg of contained tungsten trioxide. The European price per MTU of tungsten trioxide in the form of ammonium paratungstate, APT, upon which the Company's sales price is based, is currently around US$240 per MTU).*

While maintaining its focus on tungsten, the Company continues to seek and evaluate other opportunities within the minerals resource sector in Portugal and elsewhere. To date, the Company has been granted government permits for the nearby Argimela tin property and for the Quinta/Banjas gold permit. The Company has commenced initial evaluation and exploration work on both projects.

Tin price is volatile and has increased recently to a high of around US$14,000 per ton. At Argimela, located 15 kilometres from the Company's Panasqueira mine, historical work resulted in the most recent estimate in 1979 for an indicated near-surface open pit resource of some 65,000 tonnes of tin with 77.6 million tonnes at a grade of 0.057% Sn (0.57 kilograms of tin per tonne) including 18.38 million tonnes with a grade of 0.084% Sn (0.84 kilograms of tin per tonne), based on old mine workings and drill holes and including information developed by Beralt at that time. This is a historical resource and is not compliant with NI 43-101 – see news release dated April 6, 2006. The Company is assessing the potential for previously unassayed sulphide tin and also the potential for lithium and other minerals in the deposit that would add to the unit value of the historic resource. Preliminary indications are that sulphide tin occurs throughout the deposit and may add approximately 30% to the tin contained as cassiterite.

At the Company's Quinta/Banjas gold permit, old workings are in evidence on the property and old stopes and underground workings at Banjas are accessible and show black shales with quartz stringers, argillic lodes and gold-arsenic-quartz mineralization in shear zones. An initial work programme has shown that high grade gold mineralization is found in lodes averaging about 70 cm in width (see news

release dated July 25, 2007). An exploration drilling programme is underway and further work in required to determine the possible extent of these lodes.

Overall Performance

The Company has continued to benefit from a strong tungsten market as well as the improved pricing of our long-term sales contract. The Company has a positive cash position. Long-term debt is being paid down quickly, while being replaced with new debt as acquisitions of new equipment are made.

Morale at the mine continues to be high and higher monthly production levels at the mine have been maintained. The mine has suffered from a lack of past development work which has affected mined ore grade. Recent completion of a new underground development ramp – the D9 ramp – to access new zones of tungsten resources between levels 2 and 3 in the mine should improve mine operations in the long term. The low profile mining fleet at Panasqueira has been enlarged and all of the low profile equipment is in operation on the mine level 3, the replaced mining equipment being used to continue production from level 2 where tungsten ore is transported out of the mine by conveyor without use of the internal mine hoist.

The performance of the new machines is very encouraging and improvements have been demonstrated and are expected to continue in the future. The Company completed a refurbishment program at a capital cost of €3.4 million during the 2006 fiscal year and incurred a further €3.9 million in capital improvement expenditures during the 2007 fiscal year. Following completion of this work, the pace of necessary refurbishment has slowed during the current quarter, as planned, with capital expenditures of €594,930 in the quarter.

Selected Quarterly Information

All of the quarterly financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis:

(In Euros)	Q1 2008	Q4 2007	Q3 2007	Q2 2007
Total sales	4,194,000	3,354,000	4,148,000	2,522,000
Income (loss) before non-recurring items	397,000	(380,000)	174,000	7,000
Non-recurring items	-	257,000	-	257,000
Net income (loss) before income taxes	397,000	(123,000)	174,000	264,000
Change in future income tax assets	128,000	24,000	(124,000)	(54,000)
Net income (loss) for the period	268,000	(115,000)	50,000	211,000
Earnings (loss) per share – basic	0.02	(0.01)	.004	0.02
Earnings (loss) per share – diluted	0.02	(0.01)	.004	0.02

(In Euros)	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Total sales	4,762,000	3,088,000	3,609,000	4,209,000
Income before non-recurring items	1,186,000	574,000	699,000	1,546,000
Non-recurring items	-	-	503,000	-
Net income before income taxes	1,186,000	574,000	1,203,000	1,546,000
Change in future income tax assets	(289,000)	2,755,000	-	-
Net income for the period	898,000	3,329,000	1,203,000	1,546,000
Earnings per share – basic	0.07	0.29	0.11	0.14
Earnings per share – diluted	0.06	0.24	0.08	0.11

Quarterly sales averaged approximately €3,697,000 per quarter for fiscal 2007, with slight fluctuations due to the timing of shipments and a negative impact in the second quarter from the annual vacation period and scheduled maintenance period in August. The effect of the annual vacation period was also

more significant in fiscal 2007 as various employees did not opt to work some or all of their vacation as they had in the prior year so that the Company could take advantage of the then rising tungsten prices. Sales for the third quarter of 2007 returned to levels more consistent with previous quarters. Sales for the fourth quarter of 2007 were reasonably consistent with the same quarter of the previous fiscal year. The Company is shipping virtually all of its production as it is completed.

Net income for the second quarter of 2007 includes a €257,000 gain relating to a recovery of old debts of a previous subsidiary. Net income for the third and fourth quarters of fiscal 2006 included a €503,000 gain on sale of investments and a €2,755,000 future income tax recovery, respectively. The third and fourth quarters of 2006 also experienced higher production and administrative costs compared to the second quarter and resulted in lower overall profitability compared to the previous quarter. These costs have persisted into fiscal 2007. In addition to a general increase in all types of costs given the current economic climate, the increase in production costs is related to the fact that the mine has been operated on a minimal budget for many years while the price of tungsten was depressed. With the sudden increase in the price of tungsten that began in the first quarter of 2006, additional funds became available in the second quarter of 2006 for badly needed repairs, improvements, and upgrades of critical components of the mine and plant, which had been neglected in prior years. The Company anticipates that these costs will begin to level off and possibly decrease in the near future as the mine and plant reach a more acceptable level of repair. In addition, the Company undertook a considerable amount of necessary development work in the third and fourth quarters, which resulted in the processing of lower grade ore and lower production (see *"Results of Operations"*). In addition to these factors, other negative impacts on net income for 2007 include increased amortization and depletion due to equipment acquisitions and an increased rate of mining, and increased foreign exchange losses due to the weakening of the US dollar against the Euro. The Company is also now recording a change in future income tax assets, a non-cash item, which was not part of the fiscal 2006 quarterly results.

Results of Operations

Production

Production for the quarter of 28,344 MTUs from 195,884 tonnes of ore processed compares to production of 28,728 MTUs from 166,562 tonnes of ore processed in the same quarter of the previous fiscal year. The increase in tonnes mined over the previous year represents an 18% improvement over the prior year period and reflects the significant improvements in mining operations during the current year. Improvement due to the addition of the new pieces of equipment over the past eight quarters continues to show in the quarterly results.

During the quarter, the process plant feed grade averaged 0.18% WO_3 compared to 0.21% WO_3 during the first quarter of fiscal 2007. The difference is due the mining of lower grade ore, partly as a result of a lack of mine development and also due to a certain amount of marginal ore obtained from current development work being processed in the current period to provide incremental production. As planned development work is completed and additional underground galleries are opened up, it is expected that the mined ore grade will show some improvement in the longer term.

Processing plant recovery of tungsten averaged 82.2% during the first quarter and showed an improvement over the overall 81.0% recovery in the comparable period in the previous year. The improvement in recovery is encouraging, particularly in view of the reduction in the process plant feed grade, and was primarily as a result the new equipment introduced in the processing plant during the year.

The cost per tonne of ore has remained flat in comparison to the previous period. This is consistent with expectation that costs remained unrealistically low for the first three quarters of the previous year in view of the required maintenance expense necessary for proper operations. Costs for the current period reflect a more realistic work force and include regular maintenance and repair costs, all of which will continue to be under review. (Recently, over the past few months, the work force has been reduced after completion

of the D9 ramp.) The Company continues to invest cash, although at a lower rate than previously, in repairing and improving the mine and plant, which had been neglected for many years due to a prolonged period of low tungsten prices and lack of available funds.

During the period, the Company also experienced a 7% decrease in recovered grade from 0.15% WO_3 in the fourth quarter of 2007 to 0.14% WO_3 in the current period. Consequently, the direct cost of production per MTU increased from approximately €98 in fiscal 2007 to approximately €104 in the first quarter of 2008. After factoring out distribution costs and deducting by-product credits, the cost per MTU produced was €99 for the current period compared to €93 for fiscal 2007. The cost per MTU is has shown incremental improvement when compared to the fourth quarter of 2007 which was approximately €100; this is consistent with expectations that increased investment in operations will result in a cost improvement.

Sales

Sales of 28,229 MTU's during the quarter compare to 29,398 MTU's in the same quarter of the previous fiscal year, representing a 4% decrease. Sales for the prior year period include certain material that was produced in March 2006, but not included in sales because of abnormal shipping delays. Total consolidated sales for the quarter (including sales of by-products and aggregates) fell €568,000 to €4,194,000 from €4,762,000 in the previous year's quarter, representing a 12% decrease. This decrease is due, in no small measure, to an average decrease in sales prices in the quarter of approximately 9% over those of the same quarter of the previous year.

The European quoted price of ammonium paratungstate ("APT"), upon which the Company's tungsten sales contract price is based, decreased slightly from a range of approximately US$249 to US$272 per MTU between April and June 2006 to a range of approximately US$245 to US$262 per MTU between April and June 2007. This represents, on average, a minor decrease of approximately 3% over the previous year. Beralt's sales revenue is based on the mean European APT tungsten price for the month prior to shipment. Recent European APT tungsten prices for July 2007 were in the region of US$235 to US$245 per MTU.

The Company's sales are denominated in U.S. dollars, which impacts the Company's reported sales values as the exchange rate between the Euro and U.S. dollar changes over time. Compared to the previous year's quarter, the U.S. dollar strengthened against the Euro, resulting in an increase in sales values of approximately 9% on a comparative basis. Since the beginning of the current fiscal year, the U.S. dollar has strengthened against the Euro by approximately 1%.

Operating Margin

The operating margin was €1,236,000 for the quarter, which represents a 40% decrease over a margin of €2,088,000 for the same quarter of fiscal 2007.

Cost of sales of €2,959,000 for the quarter were 11% higher than the €2,674,000 for the previous year's quarter. Margins have been negatively affected by the reduced ore grades.

Other Expenses

General and administrative costs, net of other items, totaled €3,614,000 for the year as compared to €2,148,000 for fiscal 2006 as follows:

(In Euros)	Q1 2008	Q1 2007
Accretion of asset retirement obligation	44,000	42,000
Administrative expenses	357,000	302,000
Amortization and depletion	275,000	215,000
Foreign exchange	(61,000)	120,000
Interest and financing	72,000	64,000
Professional fees	113,000	48,000

Stock-based compensation		39,000	122,000
Other items		-	(12,000)
	Totals	839,000	901,000

General and administrative expenses for the current quarter were lower than those of the prior year due mostly to a decrease in stock-based compensation and foreign exchange losses over the prior year period. These were partially offset by increases in administrative expenses, amortization and depletion, and professional fees. Administrative expenses for the current period are higher than those of the prior period due primarily to an increase in consulting expense, which relates directly to the due diligence work on the proposed take over of the Company. There are smaller increases in insurance costs, and labour at the mine site. The increase in administrative expense was partially offset be decreases in both travel and investor relations costs. Amortization and depletion increased due to the increase in the units of production in the current period, and due to the additional new mining equipment, which is being amortized over estimated useful lives set at five periods for loaders and haulers and seven periods for drill units. Foreign exchange adjustments vary with the levels of U.S. and Canadian dollar denominated monetary assets and changes in these exchange rates compared to the Euro. Interest costs were higher than in fiscal 2007 due to the additional long-term debt relating to asset acquisitions. The Company did not grant any stock options during the current quarter, however, 21,875 options vested during the quarter resulting in stock-based compensation of €39,000 (a non-cash item) this is a substantial reduction from the same period in the prior year, when 198,125 options vested.

Income

Net income after changes in future tax assets for the current quarter of €268,000 (€0.02 per share - €0.02 per share diluted) compares to €898,000 (€0.07 per share - €0.06 per share diluted) recorded in the same quarter of the previous year. Income before changes in future tax assets totaled €397,000 (€0.03 per share - €0.03 per share diluted) compares to €1,186,000 (€0.10 per share - €0.08 per share diluted) recorded in the same quarter of the previous year.

Net income after non-cash income taxes, expressed in Canadian dollars, amounts to $398,000 ($0.03 per share - $0.03 per share diluted) for the year. Income before non-cash income taxes, reported in Canadian dollars, totaled $588,000 ($0.05 per share - $0.04 per share diluted).

Cash Flows

Cash flow from operating activities (before changes in non-cash working capital) for the period was €774,000 compared to €1,567,000 for the same period in fiscal 2007. The change in cash flows is due to a reduction in income experienced in the current year as detailed above.

Within non-cash working capital, the most notable changes for the current quarter were a €329,000 decrease in accounts receivable, a €215,000 Euro increase in accounts payable and a €155,000 increase in inventory, providing a net cash inflow of €19,000 from changes in non-cash working capital items.

Within financing activities, the Company used cash of €151,000 to decrease its long-term debt.

After taking account of €595,000 spent on capital asset purchases, there was a net increase in cash balances of €44,000 for the quarter.

At June 30, 2007, cash balances totaled €2,540,000 compared to €3,775,000 at June 30, 2006.

Liquidity

The working capital position of the company is negative. Current assets exceed current liabilities by €432,000 (€396,000 as at March 31, 2007). Management expects to negotiate long-term repayment provisions for the government assistance loan, for which €1,398,000 was included in current liabilities at June 30, 2007, whereupon working capital would improve substantially.

The Company currently has equipment financed under capital lease, term loan, or finance contracts, which total €1,816,000 and call for monthly payments of approximately €60,000. These payments are currently being covered by cash flow from operations.

With the continued strength in the price of tungsten, the Company expects that its liquidity position will continue to improve in the short term. However, with the current capital commitments and those contemplated for new equipment, and with the uncertainty of tungsten prices, there is no assurance of any long term improvement in liquidity. Until a healthy working capital position is restored, Beralt continues to be vulnerable to any event that negatively affects cash flows.

Capital Resources and Commitments
The Company's current capital resources may be less than what is necessary to undertake the desired improvement program required to take advantage of the current market prices. However, current improvements in sales revenue, if continued, will address much of the requirement for expenditures on new equipment and further mine development. The Company intends to finance further capital expenditures from operating cash flows, and has no plans to raise equity funds for the Panasqueira mine at the present time.

The Company has signed a credit facility agreement with Almonty, who provided the Company with a US$500,000 convertible line of credit. Any loan would bear interest at 5%, have a five-year term, and would be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date.

No specific expenditures are required to keep the company's mining rights and tungsten property assets in good standing. Under the Company's mining leases, mining operations must continue, unless suspended with proper authority.

The Company's estimated asset retirement obligation is currently unfunded, and will likely remain so for the foreseeable future.

The Company has entered into management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

The Company has obtained exploration licenses on two separate properties that, at the Company's option, will require the use of capital for exploration costs in the future.

Outstanding Share Data
As at June 30, 2007, the Company had outstanding 12,940,259 common shares. In addition, the Company had outstanding 1,418,125 share purchase options and 500,000 share purchase warrants for total diluted shares outstanding of 14,858,384.

As at the date hereof, the Company had outstanding 13,440,259 common shares, which reflects the exercise of 500,000 warrants subsequent to June 30, 2007 (see "*Subsequent Events*"). In addition, the Company has outstanding 1,418,125 share purchase options for total diluted shares outstanding of 14,858,384.

Off-Balance Sheet Arrangements
The Company had no off-balance sheet arrangements as at June 30, 2007 or as at the date hereof.

Related Parties
During the quarter, marketing, consulting, and management fees of €39,031 (2006 – €39,204) were paid to directors of the Company.

During fiscal 2006, the Company signed an exclusive multi-year sales agreement negotiated by Almonty, a major shareholder of the Company, prior to its participation in management of the Company. For its part in renegotiating the contract, Almonty shares equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease. Sales revenues received in the quarter under the new agreement exceeded those that would have been received under the old agreement by €872,586 (2006 €1,451,324). Accordingly, during the quarter, the Company paid Almonty its share of incremental revenues, net of €nil (2006 - €17,847) in lease payments paid by Almonty, totalling €574,923 (2006 - €707,815). The significance of these payments became evident with the continued strength of the price of tungsten, and subsequent to March 31, 2007, the Company negotiated a termination agreement with Almonty, against which all payments from June 1, 2007 will be credited towards the acquisition costs. (See also *"Subsequent Events"*)

Changes in Accounting Policies
Effective 01 April 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

> Section 3855 – Financial Instruments – Recognition and Measurement This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. The adoption of this standard had no significant effect on these financial statements.
>
> Section 1530 – Comprehensive Income. – This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. The adoption of this standard had no significant effect on these financial statements.
>
> Section 3865 – Hedges - This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG–13 "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The adoption of this standard had no significant effect on these financial statements.

Financial Instruments
The Company's financial instruments consist of cash, accounts receivable, government assistance loan, accounts payable and accrued liabilities, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant currency and credit risks arising from these financial instruments as follows:

As described above (see "*Nature of Business*" and *"Results of Operations – Sales"*), the Company is exposed to currency risk due to the fact that its sales are denominated in U.S. funds while its operating costs are denominated in Euros. The Company's sales and trade receivables are negatively impacted by increases in the Euro versus the U.S. dollar.

The Company sells substantially all of its concentrate to one customer; therefore, substantially all of the Company's accounts receivable is due by this customer. The Company monitors the collection of its accounts receivable carefully, and to date, has had no bad debts resulting from trade credit extended to this customer.

Disclosure Controls and Procedures
The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company's Board and Audit Committee. The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. They are satisfied that at June 30, 2007 the Company's disclosure controls and procedures were effective in providing reasonable assurance that material information regarding this annual report and other disclosures was made known to them on a timely basis.

It should be noted that while the Company's CEO and CFO believe that the Company's disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls and Procedures
The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. As at the end of the period covered by this management's discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the fiscal year ended March 31, 2007. No material weakness in the design has been identified. While management continues to review and refine its internal controls and procedures, there have been no changes in the company's internal control procedures over financial reporting that occurred during the current quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Risks and Contingencies
Beralt is subject to the risks normally associated with exploration and mining operations. The economics of developing gold, tin and other mineral properties and of operating a tungsten mine are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of metals or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling or exploration results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There continues to be a risk that Beralt will be unable to sufficiently progress its improvement program at Panasqueira and will fail to maintain profitable operations. The recent improvement in the price of tungsten has mitigated this risk to a certain degree, however, there is no assurance that profitable price levels will persist. Should these prices not continue, or should the necessary investments in equipment and mine development not be made or be sufficient to maintain profitability, eventual closure of Beralt could result, and it would be unlikely that Beralt would be able to meet all its obligations, including those

arising due to a closure. In such a case, the Company would be required to write-off its investment in Beralt and seek other activities.

The Company and Beralt continue to face the possibility of further negative fluctuations in the exchange value of the U.S. dollar. No reasonable action by the Company can mitigate this risk.

The Company has made certain payments to non-residents. While it is the Company's belief that, under existing tax treaties, no withholding taxes were required to be deducted from such payments, the Company has been unable to obtain definitive documentation or confirmation of this fact from the relevant tax authorities. It is possible that future assessments could prove the Company's assertion to be incorrect, which could give rise to a withholding tax liability. The Company is confident that any such assessment would be recoverable from the non-resident, however, penalties and/or interest due on any assessed amounts may become payable by the Company. The likelihood of any future assessments is not determinable and the amount of any potential future assessment is not reasonably estimable. In addition, the Company feels that it will obtain the necessary documentation to support its assertion in due course; therefore, no amounts have been accrued in the accounts.

Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com.

Investor Relations
With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly. It also has a month to month agreement with Ascenta Capital Inc. of Vancouver, BC.

Subsequent Events
In May 2007, the Company reached an agreement with Almonty for the termination, effective June 1 2007, of Almonty's rights under the agreement pursuant to which Almonty is entitled to share in revenues from the sale of tungsten concentrate *(Note 12)*. In exchange for the termination of Almonty's rights under the agreement, Beralt has agreed to pay Almonty total consideration of Cdn$3,000,000, consisting of Cdn$2,000,000 in cash and Cdn$1,000,000 by the issuance to Almonty of 437,981 shares in the capital of the Company. The number of shares was determined by dividing Cdn$1,000,000 by $2.2832, which is the volume-weighted average trading price of the Company's shares on the TSX Venture Exchange in the 10 trading days prior to the announcement of the transaction. The agreement is subject to regulatory approval, and approval by the holders of a majority of the Company's shares other than those held by Almonty and its affiliates and any other person acting jointly or in concert with them. The agreement is expected to be placed before the Company's shareholders for approval at the Company's annual general meeting of shareholders, which is expected to be held by mid-November, 2007.

The Company received US$720,000 from a company that was previously a subsidiary of the Company in settlement of certain past debts, which had been written off in prior years.

On 3 July 2007, the Company was served with a petition filed in the Supreme Court of British Columbia by seven shareholders of the Company alleging that they hold an aggregate of 159,200 shares of the Company, seeking, among other things, a declaration that the affairs of the Company are being conducted in an oppressive manner, rescission of the agreement between the Company and Almonty, or an order requiring the Company to repurchase the plaintiffs' shares. The Company believes these allegations to be without merit, accordingly, no liability has been recorded.

On 3 August 2007 The Company announced that it has entered into a support agreement with Sojitz Corporation ("Sojitz") pursuant to which Sojitz will make a formal takeover bid to acquire (the "Offer") all of the outstanding common shares of the Company (the "Shares") for $3.65 in cash per Share, for a total transaction value of approximately $54 million, on a fully diluted in the money basis.

The Board of Directors of the Company has unanimously approved the proposed transaction and will recommend that shareholders tender their Shares to the Offer. A take-over bid circular detailing the terms and conditions of the Offer, together with Primary's directors' circular in respect of the Offer, will be mailed to Shareholders on or before August 27, 2007. The Offer will remain open for acceptance for not less than 35 days. The Offer will be conditional upon a minimum of 66 2/3% of the fully-diluted Primary shares being deposited to the Offer, receipt of all necessary regulatory approvals, the absence of any material adverse change, and other customary conditions. Each of Primary and the Locked-Up Shareholders has agreed that it will not solicit or initiate discussions or negotiations with any third party for any take-over bid or other business combination involving Primary, and Sojitz has the right to match any unsolicited competing proposal. Primary has agreed that in certain circumstances, it will pay a non-completion fee of $2 million to Sojitz.

Subsequent to June 30, 2007, the Company received Cdn$62,500 pursuant to the exercise of 500,000 warrants at Cdn$0.125.

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the continuation of production, the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development and production results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration and production activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's filings on www.sedar.com. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of tungsten, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Approval

The Board of Directors of the Company has approved the disclosure contained in this interim MD&A.

A copy of this MD&A will be provided to any applicant on request.

Form 52-109F2 – Certification of Interim Filings

I, **Lewis Black**, Chief Executive Officer of **Primary Metals Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Primary Metals Inc.** (the issuer) for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 22, 2007

"Lewis Black"

Lewis Black, Chief Executive Officer

82-35031

Form 52-109F2 – Certification of Interim Filings

I, **Donald Smith,** Chief Financial Officer of **Primary Metals Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Primary Metals Inc.** (the issuer) for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 22, 2007

"Donald Smith"

Donald Smith, Chief Financial Officer

82-35031

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities commission or similar authority in Canada or the United States has in any way expressed an opinion or passed upon the fairness or the merits of the offer contained herein and any representation to the contrary is an offence.

August 23, 2007

SOJITZ CORPORATION

sojitz

offer by

SOJITZ TUNGSTEN RESOURCES, INC.

TO PURCHASE FOR CASH

all of the outstanding common shares of

PRIMARY METALS INC.

for Cdn$3.65 per common share

Sojitz Tungsten Resources, Inc. (the "**Offeror**"), a wholly-owned subsidiary of Sojitz Corporation ("**Sojitz**"), offers to purchase (the "**Offer**") all of the outstanding common shares (the "**Shares**") of Primary Metals Inc. ("**PMI**"), including Shares which may become outstanding prior to the Expiry Time (as defined herein) upon the exercise of existing Options (as defined herein) or other rights to acquire Shares, but excluding Shares owned by the Offeror and its affiliates (as defined herein). The Offer will be open for acceptance until 5:00 p.m. (Eastern time) on October 2, 2007, unless extended or withdrawn. The Offer is subject to certain conditions, including there being validly deposited under the Offer and not withdrawn, at the Expiry Time (as defined herein), that number of Shares which constitutes at least $66^2/_3$% of the outstanding Shares on a fully diluted basis (as defined herein) at the Expiry Time not currently owned by the Offeror and its affiliates (as defined herein) and associates (as defined herein), and the votes attaching to which shall be qualified to be included as votes in favour of any Subsequent Acquisition Transaction (as defined herein) in determining whether approval (as construed under the Securities Laws (as defined herein) and applicable corporate Laws) has been obtained in respect thereof. Each of the conditions of the Offer is set forth in Section 4 of the Offer, "Conditions of the Offer".

The PMI Board of Directors, upon consultation with its financial and legal advisors, has determined that the Offer is fair, from a financial point of view to Shareholders, and resolved unanimously to RECOMMEND to the Shareholders that they ACCEPT the Offer and DEPOSIT their Shares under the Offer.

For further information, see the Directors' Circular issued by the PMI Board of Directors accompanying this Offer and Circular.

The Shares are listed on the TSX Venture Exchange (the "**TSX-V**") under the symbol "PMI". The Cdn$3.65 offer price represents a premium of approximately 59% over the volume weighted average

trading price of the Shares on the TSX-V for the 30 trading days immediately preceding the public announcement of the Offeror's intention to make the Offer and a premium of approximately 38% over the closing price of the Shares on the TSX-V on August 2, 2007, the last trading day prior to the public announcement of such intention.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying letter of acceptance and transmittal (the "**Letter of Transmittal**") (printed on **yellow** paper) or a manually signed facsimile thereof and deposit it, together with certificates representing their Shares, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying notice of guaranteed delivery (the "**Notice of Guaranteed Delivery**") (printed on **green** paper).

The Board of Directors has informed the Offeror that the directors and officers of PMI intend to deposit pursuant to the terms of the Offer any outstanding Shares owned by them before the Expiry Time. For further information, see the accompanying Directors' Circular.

PMI has entered into an agreement (the "**Support Agreement**") to use its commercially reasonable efforts to assist the Offeror to complete the Offer. See Section 5 of the Circular, "Agreements Related to the Offer – Support Agreement".

Subject to the terms and conditions of the Offer, the Offeror will take up and pay for the Shares deposited under the Offer as soon as reasonably possible after the Expiry Time and in any event within the time periods required by Securities Laws.

Questions and requests for assistance may be directed to Georgeson (the "**Information Agent**") and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request made to Computershare Investor Services Inc. (the "**Depositary**") at its offices shown on the last page of this document. Persons whose Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer. Depositing Shareholders will not be obligated to pay any fee or commission if they accept an Offer by transmitting their Shares directly to the Depositary. However, a broker or other nominee through which a Shareholder owns its Shares may charge a fee to deposit Shares on the Shareholder's behalf.

Shareholders should be aware that, during the currency of the Offer, the Offeror or its affiliates may bid for and make purchases of Shares as permitted by applicable Law.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror's sole discretion subject to the Support Agreement, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

This document and related materials are being sent to both registered and non-registered owners of Shares including Shares that may become outstanding prior to the Expiry Time. If you are a non-registered owner, and the Offeror or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Except as otherwise indicated, the information concerning PMI contained in the Offer and Circular has been taken from, or is based upon, publicly available information and records on file with Canadian and/or United States securities regulatory authorities and other public sources. Sojitz and the Offeror have no means of verifying the accuracy of or completeness of any of the information contained herein

that is derived from those filings or whether there has been a failure by PMI to disclose events that may have occurred or may affect the significance or accuracy of any such information.

No person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made by a foreign issuer in accordance with the applicable disclosure requirements of Canada. Shareholders should be aware that such disclosure requirements are different from those of the United States. PMI has represented to the Offeror, among other things, that (i) the Shares are not registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and (ii) PMI is exempt from the registration and reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) promulgated under the Exchange Act ("**Rule 12g3-2(b)**") and by furnishing to the SEC certain information pursuant to Rule 12g3-2(b).

Shareholders should also be aware that the disposition of Shares for cash may have tax consequences both in Canada and in the country of residence of the Shareholder. The Circular discusses income tax consequences both in Section 17 of the Circular, "Canadian Federal Income Tax Considerations", and in Section 18 of the Circular, "United States Federal Income Tax Considerations".

The enforcement by Shareholders of civil liabilities under the United States federal Securities Laws may be affected adversely by the fact that the Offeror is governed by the laws of British Columbia, the majority of the Offeror's officers and directors reside outside the United States and that all or a substantial portion of the assets of the Offeror and of said persons may be located outside the United States. The enforcement by Shareholders of civil liabilities under United States securities laws may also be affected adversely by the fact that some of PMI's officers and directors are non-residents of the United States and a substantial portion of the assets of PMI and said persons may be located outside the United States. It may be difficult to compel a foreign company and its affiliates to subject themselves to the judgment of a United States court.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

AVAILABLE INFORMATION

PMI has represented to the Offeror, among other things, that (i) the Shares are not registered under Section 12 of the Exchange Act, and (ii) PMI is exempt from the registration and reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) and by furnishing to the SEC certain information pursuant to Rule 12g3-2(b). The Offeror understands that, in accordance with Rule 12g3-2(b), PMI shall be required to furnish to the SEC the Circular and the Directors' Circular. Any information furnished by PMI to the SEC may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090, although requests for copies of paper filings must be made in writing.

CURRENCY

All references to $ and Cdn $ in the Offer and Circular are to Canadian dollars. On August 22, 2007, the noon rate of exchange as reported by the Federal Reserve Bank of New York was US$1.00 = Cdn$1.0620 and €1 = US$1.3535.

NOTICE TO OPTION HOLDERS

The Offer is made only for Shares and is not made for any Options. Holders of such Options that wish to participate in the Offer should, to the extent permitted by the terms of such existing Option and applicable Law, fully exercise the Option or other right in order to obtain certificates representing Shares that may be deposited in accordance with the terms of the Offer.

In connection with the Offer and subject to appropriate regulatory approvals, PMI has agreed to take all such other steps as may be necessary or desirable to allow all persons holding Options pursuant to the Stock Option Plan, who may do so under applicable Laws, to exercise their Options: (i) solely for the purpose of tendering under the Offer all Shares issued in connection with such exercise; and (ii) subject to regulatory approval if required, accelerate the expiry day of the Options such that any Options not exercised on or prior to 5:00 p.m. (Eastern time) on the last business day prior to the Expiry Date shall, under the Offer, terminate at 5:00 p.m. (Eastern time) on the last business day prior to the Expiry Date.

The Offeror has agreed to make available to holders of Options a loan facility in order to assist such holders with the exercise of their Options.

The tax consequences to holders of Options of exercising or not exercising their Options is not discussed in either Section 17 of the Circular, "Canadian Federal Income Tax Considerations", or in Section 18 of the Circular, "United States Federal Income Tax Considerations". Holders of such Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Options.

FORWARD LOOKING STATEMENTS

Certain statements contained in the Offer and accompanying Circular under "Background to the Offer", "Purpose of the Offer" and "Acquisition of Shares Not Deposited", in addition to certain statements included elsewhere in the Offer and Circular are "forward-looking statements" and are prospective in nature. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. These statements can be generally identified by the use of forward-looking words such as "may", "should", "will", "could", "except", "believe", "intend", "estimate", "plan", "anticipate", "expect" or "continue" or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

Forward-looking statements in this document are based on management's beliefs and opinions at the time the statements are made, and there should be no expectation that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and the Offeror disavows and disclaims any obligation to do so.

Information Agent for the Offer is:

GEORGESON

100 University Avenue,
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
Toll Free (North America): 1-888-605-7632
Bank and Broker Telephone: (212) 440-9800

Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail
P.O. Box 7021
31 Adelaide St E
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1
Attention: Corporate Actions
Toll Free (North America): 1-800-564-6253
Outside North America: (514) 982-7555
E-Mail: corporateactions@computershare.com

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the more important questions that you, as a Shareholder, may have about the Offer and the answers to those questions. These Questions and Answers are not meant to be a substitute for the information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. The information contained in these Questions and Answers is qualified in its entirety by the more detailed descriptions and explanations contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, you are urged to carefully read the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery prior to making any decision regarding whether or not to tender your Shares. Cross-references have been included in these Questions and Answers to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned in these Questions and Answers. Unless otherwise defined herein, capitalized terms have the meanings assigned to them in the Glossary.

WHAT IS THE OFFER?

The Offeror, a wholly-owned subsidiary of Sojitz, is offering to purchase for cash all of the issued and outstanding Shares of PMI including any Shares that may become issued and outstanding after the date of this Offer upon the exercise of any existing Options, at a price of $3.65 per Share.

See "The Offer" in Section 1 of the Offer.

WHO IS OFFERING TO PURCHASE MY SHARES?

The Offeror is a wholly-owned subsidiary of Sojitz. Sojitz is a corporation organized under the laws of Japan. Sojitz is one of Japan's leading trading companies listed on the Tokyo Stock Exchange with revenues of Cdn$42 billion and a market capitalization of Cdn$5.3 billion. Sojitz's business activities cover machinery and aerospace, energy and mineral resources, chemicals and plastics, real estate development, forest products and consumer lifestyle–related business.

See "Sojitz and the Offeror" in Section 1 of the Circular.

WHAT ARE THE CLASSES OF SECURITIES SOUGHT IN THE OFFER?

The Offeror is offering to purchase all of the issued and outstanding Shares. This includes Shares that may become outstanding after the date of this Offer upon the exercise of any existing Options of PMI.

The Offer is being made for Shares only and not for any Options or for any other class of securities.

See "The Offer" in Section 1 of the Offer.

HOW MANY SHARES ARE BEING SOUGHT, AT WHAT PRICE AND WHAT IS THE FORM OF PAYMENT?

The Offeror is offering to purchase all of the issued and outstanding Shares at a price of $3.65 in cash for each Share. Based on the number of Shares outstanding as at August 23, 2007 on a fully diluted basis, as disclosed by PMI, and assuming that all Shares (on a fully diluted basis) are tendered into the Offer, total cash consideration of approximately Cdn$54 million is being offered.

See "The Offer" in Section 1 of the Offer.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

If you are the owner of record of your Shares and you tender your Shares to the Offer by depositing your Shares directly with the Depositary to accept the Offer, you will not have to pay any brokerage or similar fees or commissions.

See "Payment for Deposited Shares" in Section 6 of the Offer.

WHY IS SOJITZ MAKING THIS OFFER?

Sojitz, through Sojitz Tungsten Resources, Inc., its wholly-owned subsidiary, is making this Offer because it wants to acquire control of, and ultimately the entire equity interest in, PMI.

See "Purpose of the Offer and Sojitz's Plans for PMI" in Section 4 of the Circular.

DO SOJITZ AND THE OFFEROR HAVE THE CASH RESOURCES TO PAY FOR THE SHARES?

Yes. Sojitz will provide all funding required by the Offeror in connection with the Offer from its existing cash resources.

See "Source of Funds" in Section 12 of the Circular.

WHAT ARE THE MOST IMPORTANT CONDITIONS TO THE OFFER?

The Offer is subject to a number of conditions, including:

1. there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares that constitutes at least $66^2/_3$% of the issued and outstanding Shares (on a fully diluted basis) not currently owned by the Offeror and its affiliates and associates, and the votes attaching to which shall be qualified to be included as votes in favour of any Subsequent Acquisition Transaction in accordance with OSC Rule 61-501;

2. the Support Agreement between the Offeror, Sojitz and PMI shall have not been terminated; and

3. each Lock-Up Agreement executed by a PMI Insider shall be in full force and effect.

The Offer is subject to certain other conditions as well. A more detailed discussion of the conditions to the consummation of the Offer can be found in "Conditions of the Offer" in Section 4 of the Offer.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER TO THE OFFER?

You have until 5:00 p.m., (Eastern time), on October 2, 2007, in order to tender your Shares to the Offer unless the Offer is extended or withdrawn.

If you wish to tender your Shares to the Offer, however, you should act immediately to ensure your Shares are properly tendered to the Offer at the Expiry Time.

See "Time for Acceptance" in Section 2 of the Offer.

HOW DO I ACCEPT THE OFFER AND TENDER MY SHARES?

You can accept the Offer by depositing the certificate(s) representing your Shares, together with the Letter of Transmittal (printed on **yellow** paper) or a manually executed facsimile thereof, properly completed and duly executed, at or prior to the Expiry Time, at any one of the offices of the Depositary specified in the Letter of Transmittal. Instructions are contained in the Letter of Transmittal which accompanies this Offer and Circular. See "Manner of Acceptance" in Section 3 of the Offer.

If you wish to accept the Offer and your Shares are held in the name of a nominee, you should request the broker, investment dealer, bank, trust company or other nominee to deposit your Shares with the Depositary.

If you wish to accept the Offer and your certificates are not immediately available or you cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, you may accept the Offer by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Should you have any additional questions or require assistance in tendering your Shares to the Offer, please contact the Information Agent for the Offer: Georgeson, Toll-Free at 1-888-605-7632.

IF I ACCEPT THE OFFER, WHEN WILL I BE PAID?

If the conditions of the Offer are satisfied or waived, the Offeror will take up Shares validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Time and will pay for the Shares taken up as soon as possible, but in any event not later than three business days after taking up the Shares.

See "Payment for Deposited Shares" in Section 6 of the Offer.

WHAT DOES PMI'S BOARD OF DIRECTORS THINK OF THE OFFER?

The Board of Directors of PMI has determined unanimously that the Offer is fair, from a financial point of view, to the holders of Shares and that it is in the best interests of PMI and has resolved unanimously to **RECOMMEND** to the Shareholders that they **ACCEPT** the Offer and **DEPOSIT** their Shares to the Offer.

See the Directors' Circular of PMI accompanying this Offer and Circular.

IF I DO NOT TENDER BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY SHARES?

If the conditions of the Offer are otherwise satisfied or waived and the Offeror takes up and pays for the Shares validly deposited pursuant to the Offer, the Offeror has agreed, to use commercially reasonable efforts, to acquire any Shares not deposited to the Offer:

1. by Compulsory Acquisition, if at least 90% of the outstanding Shares (on a fully diluted basis) are validly tendered pursuant to the Offer and not withdrawn; or

2. by a Subsequent Acquisition Transaction for consideration per Share at least equal in value to the consideration paid by the Offeror under the Offer, if a Compulsory Acquisition is not available or if the Offeror decides not to proceed with a Compulsory Acquisition.

See "Agreements Related to the Offer — Support Agreement – Subsequent Acquisition Transaction" in Section 5 of the Circular and "Acquisition of Shares Not Deposited" in Section 15 of the Circular.

FOLLOWING THE OFFER, WILL PMI CONTINUE AS A PUBLIC COMPANY?

Depending upon the number of Shares purchased pursuant to the Offer, it is possible that the Shares will fail to meet the criteria for continued listing on the TSX-V. If this were to happen, the Shares could be delisted on the TSX-V and this could, in turn, adversely affect the market or result in a lack of an established market for the Shares.

If the Offeror acquires 100% of the Shares either pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, the Offeror intends to apply to delist the Shares from the TSX-V.

See "Effect of the Offer on Market for Shares and Stock Exchange Listings" in Section 14 of the Circular.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

On August 2, 2007, which is the last trading day prior to the date on which we announced our intention to make the Offer, the closing price of the Shares on the TSX-V was $2.65. The Offeror urges you to obtain a recent quotation for the Shares before deciding whether or not to tender your Shares.

See "Price Range and Trading Volume of Shares" in Section 13 of the Circular.

HOW WILL CANADIAN RESIDENTS AND NON-RESIDENTS OF CANADA BE TAXED FOR CANADIAN FEDERAL INCOME TAX PURPOSES?

A Shareholder who is resident in Canada and who disposes of Shares held as capital property to the Offeror under the Offer generally will realize a capital gain (or capital loss) equal to the amount by which the sale proceeds exceed (or are less than) the adjusted cost base of the Shareholder's Shares and reasonable costs of disposition.

A non-resident holder of Shares generally will not be subject to tax under the Tax Act on any capital gain realized on a sale of such shares pursuant to the Offer. However, non-resident Shareholders are cautioned that if they do not dispose of their Shares pursuant to the Offer and the Shares become delisted as described above, the Canadian tax consequences of a subsequent disposition could be materially and adversely different than the tax consequences of disposing of their Shares pursuant to the Offer.

You are urged to read carefully the section entitled "Canadian Federal Income Tax Considerations" in Section 17 of the Circular and to consult your own tax advisor as to the particular tax consequences of the Offer to you.

WHO CAN I CALL WITH ADDITIONAL QUESTIONS?

The Information Agent for the Offer is:

GEORGESON

100 University Ave., 11th Floor
Toronto, Ontario
M5J 2Y1
Toll Free (North America): 1-888-605-7632
Bank & Brokers Call: (212) 440-9800

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

Attention: Corporate Actions
Toll Free (North America): 1-800-564-6253
Outside North America: (514) 982-7555
Email: corporateactions@computershare.com

GLOSSARY

In the Offer and the Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

"**affiliate**" has the meaning ascribed thereto in NI 45-106.

"**allowable capital loss**" has the meaning ascribed thereto in Section 17 of the Circular, "Canadian Federal Income Tax Considerations – Residents of Canada – Taxation of Capital Gains and Capital Losses".

"**Almonty**" means Almonty LLC, a private limited liability Delaware company.

"**Almonty Agreement**" means the agreement among PMI, Beralt and Almonty, effective June 1, 2007, providing for the purchase by Beralt of Almonty's right, title and interest in and to the Royalty Agreement.

"**Almonty Amendment Agreement**" has the meaning ascribed thereto in Section 5 of the Circular, "Agreements Related to the Offer – Support Agreement – Almonty Agreement and Almonty Amendment Agreement".

"**Alternative Transaction**" means (i) any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, consolidation, reorganization, business combination, liquidation, dissolution or security exchange, (ii) any sale or acquisition of 20% or more of the fair market value of the assets of PMI on a consolidated basis, (iii) any sale or acquisition of 20% or more of PMI's shares of any class or rights or interests therein or thereto, (iv) any sale of any material interest in any material mineral properties, (v) any similar business combination or transaction, of or involving PMI or any Subsidiary of PMI, or (vi) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than the Offeror, excluding the Offer or any transaction to which the Offeror or an affiliate of the Offeror is a party.

"**Amended Buyout Consideration**" has the meaning ascribed thereto in Section 5 of the Circular, "Agreements Related to the Offer – Support Agreement – Almonty Agreement and Almonty Amendment Agreement".

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Ontario) , as amended from time to time.

"**BCBCA**" means the *Business Corporations Act* (British Columbia), as amended from time to time.

"**Beralt**" means Beralt Tin and Wolfram (Portugal) SA, a wholly-owned subsidiary of PMI.

"**Board of Directors**" means the board of directors of PMI.

"**business combination**" has the meaning ascribed thereto in OSC Rule 61-501.

"**business day**" means any day except a Saturday, Sunday or statutory holiday in Toronto, Canada.

"**Buy-Out Consideration**" has the meaning ascribed thereto in Section 5 of the Circular, "Agreements Related to the Offer – Support Agreement – Almonty Agreement and Almonty Amendment Agreement".

"**CDS**" means CDS Clearing and Depositary Services Inc.

"**CEDE**" means CEDE & Co.

"**Circular**" means the take-over bid circular accompanying and forming part of the Offer.

"**CRA**" means the Canada Revenue Agency.

"**Code**" has the meaning ascribed thereto in Section 18 of the Circular, "United States Federal Income Tax Considerations".

"**Compulsory Acquisition**" has the meaning ascribed thereto in Section 5 of the Circular, "Agreements Related to the Offer – Support Agreement – Subsequent Acquisition Transaction".

"**Confidentiality Agreement**" means the confidentiality and standstill agreement between Sojitz and PMI dated June 1, 2007.

"**Depositary**" means Computershare Investor Services Inc.

"**Depositary Agreement**" means the agreement dated as of August 22, 2007 between Sojitz and the Depositary.

"**Directors' Circular**" means the directors' circular dated August 23, 2007 prepared by the Board of Directors in connection with the Offer.

"**Dissenting Offeree**" has the meaning ascribed thereto in Section 15 of the Circular, "Acquisition of Shares Not Deposited – Compulsory Acquisition".

"**Effective Time**" means the time on the Take-up Date that the Offeror shall have acquired ownership of and paid for Shares pursuant to the terms of the Offer.

"**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank of trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the Medallion Signature Program (MSP).

"**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended.

"**Expiry Date**" means October 2, 2007, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer".

"**Expiry Time**" means 5:00 p.m. (Eastern time) on the Expiry Date, or such later time or times as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer".

"**Fairness Opinion**" means the opinion of Capital West Partners, dated as of August 3, 2007, addressed to the Board of Directors, that the proposed transaction contemplated by the Offer is fair, from a financial point of view, to Shareholders, a copy of which is attached to the Directors' Circular as Schedule A.

"**fully diluted basis**" means, with respect to the number of outstanding Shares at any time, such number of outstanding Shares calculated assuming that all Options have been exercised to acquire Shares.

"**Governmental Authority**" means (i) any international, multinational (including the European Union), national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign having jurisdiction over the affairs of PMI or its subsidiaries, (ii) any subdivision or authority of any of the foregoing having jurisdiction over the affairs of PMI or its subsidiaries, or (iii) any quasi-governmental or private body, including any stock exchange, in each case exercising any regulatory, expropriation or taxing authority, under or for the account of any of the above.

"**Information Agent**" means Georgeson.

"**IRS**" means the United States Internal Revenue Service.

"**Latest Mailing Time**" has the meaning ascribed thereto in Section 5 of the Circular, "Agreements Related to the Offer – Support Agreement – Termination of Support Agreement".

"**Law**" means any and all applicable Laws, whether local, domestic, regional, provincial, federal, state, foreign, European Union or international, including all statutes, codes, ordinances, orders, decrees, rules, directives, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, decisions, rulings or awards, policies, guidelines, including, any and all by-laws, rules, regulations, policies, guidelines, orders, decisions, rulings or awards of any Governmental Authority and any applicable stock exchanges and self-regulatory organizations and general principles of common and civil law and equity, binding on or affecting the Person referred to in the context in which this word is used.

"**Letter of Transmittal**" means the letter of acceptance and transmittal in the form accompanying the Offer and the Circular (printed on **yellow** paper).

"**Lock-Up Agreement**" means the lock-up agreement entered into by the Offeror and each PMI Insider.

"**mark-to-market rules**" has the meaning ascribed thereto in Section 17 of the Circular, "Canadian Federal Income Tax Considerations".

"**Material Adverse Change**" means any change, effect, event or occurrence that is, or would reasonably be expected to be, material and adverse to the properties, assets, liabilities (whether absolute, accrued, conditional or otherwise), obligations, operations, business, affairs, results of operations or condition (financial or otherwise) of PMI and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence resulting from (i) the announcement of the execution of the Support Agreement or the transactions contemplated thereby or the performance of any obligations thereunder; (ii) changes in the Canadian or Portuguese economy or securities or currency markets in Canada, the United States or Portugal; (iii) changes in the industry in which PMI or its subsidiaries currently operate, to the extent that they do not disproportionately affect PMI and/or its subsidiaries; or (iv) any generally applicable changes in applicable Laws (other than Tax Laws or regulations or the interpretation thereof), provided that for purposes of clause (iii) such effect does not primarily relate to (or have the effect of primarily relating only to) PMI or its subsidiaries, or disproportionately adversely affect PMI or its subsidiaries.

"**Minimum Condition**" has the meaning ascribed thereto in Section 4 of the Offer, "Conditions of the Offer".

"**NI 45-106**" means National Instrument 45-106 – *Prospectus and Registration Exemptions of the Canadian Securities Administrators*.

"**Non-Resident Shareholder**" has the meaning ascribed thereto in Section 17 of the Circular, "Canadian Federal Income Tax Considerations – Non-Residents of Canada".

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on **green** paper).

"**Offer**" means the offer to purchase Shares made hereby to Shareholders, the terms and conditions of which are set forth in the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

"**Offeror**" means Sojitz Tungsten Resources, Inc., a corporation incorporated under the BCBCA.

"**Offeror's Notice**" has the meaning ascribed thereto in Section 15 of the Circular, "Acquisition of Shares Not Deposited – Compulsory Acquisition".

"**Offer Period**" means the period commencing on the date hereof and ending at the Expiry Time.

"**Officer Obligations**" means any obligations or liabilities of PMI or any of its subsidiaries, in existence on the date of the Support Agreement to pay any amount to its officers and/or directors (other than for salary, benefits and directors' fees in the ordinary course in each case in amounts consistent with past practices), including without limitation, the obligations of PMI or any of its subsidiaries to officers and/or directors for severance or termination payments on a change of control of PMI pursuant to any employment agreements or otherwise.

"**Options**" means the outstanding incentive stock options to acquire up to an aggregate of 1,418,125 Shares issued pursuant to the Stock Option Plan as at August 3, 2007.

"**OSC Rule 61-501**" means Ontario Securities Commission Rule 61-501 – *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions*.

"**Other Securities**" has the meaning ascribed thereto in Section 3 of the Offer "Manner of Acceptance – Power of Attorney".

"**Outside Date**" means December 31, 2007, subject to the right of any Party to postpone the Outside Date for up to an additional twenty (20) business days (in increments if desired) if the required regulatory approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Authority, by giving written notice to the other Parties to such effect no later than 5:00 p.m. (Eastern time) on the date that is ten (10) business days (or such shorter period as is practical in the circumstances) prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties.

"**Parties**" means Sojitz, the Offeror and PMI, and "**Party**" means either of them.

"**Person**" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited liability company, unlimited liability company, Governmental Authority, and a natural person in such person's capacity as trustee, executor, administrator or other legal representative.

"**PMI**" means Primary Metals Inc., a corporation existing under the BCBCA.

"**PMI Insider**" means each of Almonty, Daniel G. D'Amato, Christopher P. D'Amato, M. Lewis Black, James Robertson, Michael P. Raftery, Kerry M. Spong, Antonio d'Almeida Correa de Sa, Jonathan Carter and Donald Smith.

"**Policy 5.9**" means Policy 5.9 of the TSX-V Corporate Finance Manual.

"**Purchased Securities**" has the meaning ascribed thereto in Section 3 of the Offer "Manner of Acceptance – Power of Attorney".

"**Recommendation**" has the meaning ascribed thereto in Section 5 of the Circular, "Agreements Related to the Offer – Support Agreement".

"**Regulatory Approval Condition**" has the meaning ascribed thereto in Section 4 of the Offer, "Conditions of the Offer".

"**Royalty Agreement**" means the agreement among Almonty, Beralt and PMI, dated May 16, 2005, pursuant to which Almonty is entitled to a portion of Beralt's revenues from the sale of tungsten concentrate produced by Beralt's Panasqueira tungsten mine in Portugal.

"**SEC**" means the United States Securities and Exchange Commission.

"**Securities Authorities**" means the TSX-V, the applicable securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and the SEC.

"**Securities Laws**" means all applicable Canadian provincial and territorial securities laws, regulations and rules and the policy statements, orders and rulings of the Securities Authorities and applicable federal securities laws and rules of the United States of America.

"**SEDAR**" means System for Electronic Document Analysis and Retrieval.

"**Share**" means a common share of PMI.

"**Shareholder**" means a holder of Shares.

"**Sojitz**" means Sojitz Corporation, a corporation existing under the laws of Japan.

"**Stock Option Plan**" means the Primary Metals Inc. 2003 stock option plan approved by the Board of Directors on September 12, 2003 and amended by the Board of Directors on September 17, 2004, August 24, 2005 and July 24, 2006, together with PMI's previous stock option plan, the Salish Ventures Inc. stock option plan, approved by the Board of Directors on March 11, 2003, pursuant to which PMI is authorized to grant Options to acquire up to an aggregate of 2,467,051 Shares, of which Options to acquire 501,875 Shares have been exercised, Options to acquire 1,418,125 are outstanding and Options to acquire 547,051 Shares are available to be granted.

"**Subsequent Acquisition Transaction**" has the meaning ascribed thereto in Section 5 of the Circular, "Agreements Related to the Offer – Support Agreement – Subsequent Acquisition Transaction".

"**subsidiary**" has the meaning ascribed thereto in NI 45-106.

“**Superior Proposal**” has the meaning ascribed thereto in Section 5 of the Circular, “Agreements Relating to the Offer – Support Agreement – Non Solicitation Obligation of PMI”.

“**Support Agreement**” means the Support Agreement dated as of August 3, 2007 among Sojitz, the Offeror and PMI that sets forth the terms and conditions upon which the Offer is to be made by the Offeror.

“**Take-up Date**” means the date that the Offeror first takes up and acquires Shares pursuant to the Offer.

“**Tax Act**” means the *Income Tax Act* (Canada), as amended.

“**taxable capital gain**” has the meaning ascribed thereto in Section 17 of the Circular, “Canadian Federal Income Tax Considerations – Residents of Canada”.

“**Termination Fee**” has the meaning ascribed thereto in Section 5 of the Circular, “Agreements Related to the Offer – Support Agreement – Termination Fee”.

“**TIN**” means tax identification number.

“**TSX-V**” means the TSX Venture Exchange.

“**United States Shareholder**” has the meaning ascribed thereto in Section 18 of the Circular, “United States Federal Income Tax Considerations”.

SUMMARY

The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer and Circular. Certain capitalized words and terms used in this Summary are defined in the Glossary. All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars. The information concerning PMI contained herein and in the Offer and Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities, and other public sources, unless otherwise indicated, and has not been independently verified by the Offeror or Sojitz. Although neither the Offeror nor Sojitz has any knowledge that would indicate that any statements contained herein relating to PMI taken from or based upon such documents and records are inaccurate or incomplete, neither the Offeror, Sojitz nor any of their respective officers or directors assumes any responsibility for the accuracy or completeness of the information relating to PMI taken from or based upon such documents and records, or for any failure by PMI to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror or Sojitz. ***Shareholders are urged to read the Offer and Circular in their entirety.***

1. The Offer

The Offeror hereby offers to purchase, on the terms and subject to the conditions set forth in the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, all of the issued and outstanding Shares, including Shares which may become outstanding on the exercise of existing Options, but excluding Shares owned by the Offeror and its affiliates and associates, for Cdn$3.65 cash for each Share.

2. Recommendation of the PMI Board of Directors

The Board of Directors has concluded that the Offer is fair to Shareholders. The Board of Directors recommends that Shareholders accept the Offer and tender their Shares pursuant to the terms of the Offer. Capital West Partners, the financial advisor to the Board of Directors, has provided an opinion to the Board of Directors that the transaction contemplated by the Offer is fair, from a financial point of view, to Shareholders. For further information, see the accompanying Directors' Circular.

3. Fairness Opinion

The Board of Directors engaged Capital West Partners to provide the Board of Directors with its opinion as to the fairness of the consideration under the Offer, from a financial point of view, to Shareholders.

In the Fairness Opinion, Capital West Partners determined that, as of August 3, 2007, the transaction contemplated by the Offer was fair, from a financial point of view, to Shareholders. The Offeror urges Shareholders to read the Fairness Opinion in its entirety, which is included as Schedule A to the Directors' Circular.

4. Sojitz and the Offeror

Sojitz was created through the merger of Nichimen Corporation and Nissho Iwai Corporation. Its head office is 1-20, Akasaka 6-chome, Minato-ku, Tokyo 107-8655, Japan, and its website address is www.sojitz.com. Sojitz is one of Japan's leading trading companies and is listed on the Tokyo Stock

Exchange with revenues of C$42 billion, net assets of C$4.2 billion and a market capitalization of C$5.3 billion.

Sojitz conducts its operations in 50 countries through approximately 500 consolidated subsidiaries and affiliated companies with over 19,000 employees worldwide. Its business activities cover machinery and aerospace, energy and mineral resources, chemicals and plastics, real estate development, forest products and consumer lifestyle-related business.

The Offeror is a wholly-owned subsidiary of Sojitz incorporated pursuant to the BCBCA on July 31, 2007. Prior to the date hereof, the Offeror has not carried on any commercial activities, except in connection with the Offer. The Offeror's registered address is Suite 2624, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1L3.

5. Primary Metals Inc.

Primary Metals Inc. is a Vancouver based publicly held resource corporation. PMI owns a 100% indirect interest in the Panasqueira tungsten mine in Portugal through its operating subsidiary, Beralt Tin and Wolfram (Portugal) S.A., and produces and sells tungsten concentrates. PMI's registered address is 306 - 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1.

In Canada, the Shares are listed and posted for trading on the TSX-V under the trading symbol "PMI".

6. Manner and Time of Acceptance

The Offer is open for acceptance for the period commencing on the date hereof and ending at 5:00 p.m. (Eastern time) on October 2, 2007, (defined herein as the "**Expiry Time**") or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer", unless withdrawn by the Offeror.

A Shareholder wishing to accept the Offer must deposit his, her or its certificate(s) representing the Shares, together with a properly completed Letter of Transmittal or a manually signed facsimile thereof, at or prior to the Expiry Time at any one of the offices of the Depositary specified in the Letter of Transmittal. Detailed rules and instructions are contained in the Letter of Transmittal which accompanies the Offer. If a Shareholder wishes to deposit Shares pursuant to the Offer and the certificate(s) representing the Shares are not immediately available, or if the certificates representing the Shares and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Shares nevertheless may be deposited validly under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery. See Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Shareholders will not be required to pay any fee or commission if they accept the Offer by transmitting their Shares directly to the Depositary. However, a broker or other nominee through which a Shareholder owns its Shares may charge a fee to deposit Shares on the Shareholder's behalf.

Participants of CDS or CEDE should contact such depositaries with respect to the deposit of Shares under the Offer. Shareholders whose Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

7. Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Shares deposited under the Offer, or extend the period of time during which the Offer is open for acceptance and delay taking up and paying for any Shares deposited under the Offer, unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror prior to the Expiry Time. The Offer is subject to certain conditions, including there being validly deposited under the Offer and not withdrawn, at the Expiry Time such number of Shares that constitutes at least $66^2/_3$% of the issued and outstanding Shares (on a fully diluted basis) not currently owned by the Offeror and its affiliates and associates, and the votes attaching to which shall be qualified to be included as votes in favour of any Subsequent Acquisition Transaction in accordance with OSC Rule 61-501. Each of the conditions of the Offer is set forth in Section 4 of the Offer, "Conditions of the Offer".

8. Payment

Upon the terms and subject to the conditions of the Offer, the Offeror will take up Shares validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Time. Any Shares taken up will be paid for by the Offeror as soon as possible, but in any event not later than three (3) business days after they are taken up. Any Shares deposited under the Offer after the first date upon which Shares are first taken up under the Offer will be taken up and paid for within ten (10) days of such deposit. See Section 6 of the Offer, "Payment for Deposited Shares".

9. Support Agreement

PMI, the Offeror and Sojitz have entered into the Support Agreement pursuant to which PMI has agreed to use its commercially reasonable efforts to assist the Offeror to complete the Offer. See Section 5 of the Circular, "Agreements Related to the Offer – Support Agreement".

10. Lock-Up Agreements

Each PMI Insider has entered into a Lock-Up Agreement with the Offeror pursuant to which it has irrevocably agreed, subject to the terms of the Lock-Up Agreement, to tender all of its Shares to the Offer. Each PMI Insider may terminate its Lock-Up Agreement if, among other things, the Support Agreement is terminated in accordance with its terms. See Section 5 of the Circular, "Agreements Related to the Offer – Lock-Up Agreements".

11. Purpose of the Offer and Acquisition of Shares Not Deposited

The purpose of the Offer is to enable the Offeror to acquire all the Shares not currently owned by the Offeror or its affiliates or associates. If, within four (4) months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Shares (on a fully diluted basis), other than any Shares held at the date of the Offer by or on behalf of the Offeror or an affiliate or associate of the Offeror, as at the Expiry Time, the Offeror may, to the extent possible, acquire the remaining Shares from those Shareholders who have not accepted the Offer pursuant to a Compulsory Acquisition. If the Offeror takes up any Shares under the Offer, but a Compulsory Acquisition is not available, or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror has agreed to use its commercially reasonable efforts to acquire and PMI has covenanted and agreed to use its best efforts to

assist the Offeror in acquiring the balance of the Shares by way of Subsequent Acquisition Transaction for consideration per Share at least equal in value to and in the same form as the consideration paid pursuant to the Offer. To effect a Subsequent Acquisition Transaction, the Offeror may seek to cause a special meeting of Shareholders to be called to consider such a transaction. The details of any Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the holders of Shares, would necessarily be subject to a number of considerations, including the number of Shares acquired pursuant to the Offer. In the Support Agreement, the Offeror has covenanted and agreed that it will use its commercially reasonable efforts to acquire the remaining Shares not tendered to the Offeror pursuant to any Subsequent Acquisition Transaction for consideration per Share at least equivalent in value to, and in the same form as, that payable under the Offer. See Section 15 of the Circular, "Acquisition of Shares Not Deposited".

12. Treatment of Stock Options

The Offer is being made only for Shares and is not made for any Options. Holders of such Options that wish to participate in the Offer should, to the extent permitted by the terms of such existing Option and applicable Law, fully exercise the Option in order to obtain certificates representing Shares that may be deposited in accordance with the terms of the Offer.

In connection with the Offer and subject to appropriate regulatory approvals, PMI has agreed to take all such steps as may be necessary or desirable to allow all persons holding Options pursuant to the Stock Option Plan, who may do so under applicable Laws, to exercise their Options: (i) solely for the purpose of tendering under the Offer all Shares issued in connection with such exercise; and (ii) subject to regulatory approval, if required, accelerate the expiry date of the Options such that any Options not exercised on or prior to 5:00 p.m. (Eastern time) on the last business day prior to the Expiry Date shall, under the Offer, terminate at 5:00 p.m. (Eastern time) on the last business day prior to the Expiry Date.

The Offeror has agreed to make available to holders of Options a loan facility in order to assist such holders with the exercise of their Options.

The tax consequences to holders of Options of exercising or not exercising their Options is not discussed in either Section 17 of the Circular, "Canadian Federal Income Tax Considerations", or in Section 18 of the Circular, "United States Federal Income Tax Considerations". Holders of such Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Options.

13. Withdrawal of Deposited Shares

All deposits of Shares pursuant to the Offer are irrevocable, except as provided in Section 8 of the Offer, "Withdrawal of Deposited Shares".

14. Canadian Federal Income Tax Considerations

A Shareholder who is resident in Canada, who holds the Shares as capital property and who disposes of such Shares to the Offeror under the Offer generally will realize a capital gain (or a capital loss) equal to the amount by which the amount of cash received, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base or cost to the Shareholder of such Shares.

Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to Canadian income tax in respect of any capital gain realized on the sale of Shares to the Offeror under the Offer unless (i) such Shares constitute "taxable Canadian property" to such Shareholder within the meaning of the Tax Act, and (ii) the gain is not otherwise exempt from income tax pursuant to an exemption contained in an applicable income tax treaty.

The Shares are and will continue to be listed on a prescribed stock exchange until such time as the Offeror completes the Subsequent Acquisition Transaction. See Section 5 of the Circular, "Agreements Related to the Offer – Support Agreement – Subsequent Acquisition Transaction". As a result, no Shareholder will be required in any circumstance to seek a certificate from CRA. No portion of the purchase price paid by the Offeror will be withheld from any Shareholder.

Shareholders should consult their own tax advisors as to the particular tax consequences to them of the sale of the Shares pursuant to the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction. Shareholders should also carefully read the detailed information contained in Section 17 of the Circular, "Canadian Federal Income Tax Considerations".

15. United States Federal Income Tax Considerations

In general, a United States Shareholder (as defined in Section 18 of the Circular) whose Shares are disposed of pursuant to the Offer will recognize a capital gain or loss for United States federal income tax purposes equal to the difference between (a) the amount realized on the disposition of the Shares and (b) such holder's adjusted tax basis in such Shares. United States Shareholders should consult their own tax advisors as to the particular United States federal, state and local tax consequences to them of the sale of the Shares pursuant to the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction. United States Shareholders should also carefully read the information contained in Section 18 of the Circular, "United States Federal Income Tax Considerations".

16. Depositary

Computershare Investor Services Inc. is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing the Shares and accompanying Letters of Transmittal at the offices specified therein, or Notices of Guaranteed Delivery at its Toronto office specified therein. The Depositary will also be responsible for giving certain notices, if required, and making payment for Shares purchased by the Offeror under the Offer. See Section 20 of the Circular, "Depositary and Information Agent".

17. Information Agent

Georgeson has been retained as the Information Agent for the Offer. The Information Agent may contact Shareholders by mail, telephone, facsimile or personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial holders of Shares. The Information Agent will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities that may arise out of the performance of its obligations as information agent. See Section 20 of the Circular, "Depositary and Information Agent".

OFFER TO PURCHASE

August 23, 2007

TO: THE HOLDERS OF SHARES OF PRIMARY METALS INC.

1. The Offer

The Offeror hereby offers to purchase, upon and subject to the terms and conditions contained herein, in the Circular, Letter of Transmittal (printed on **yellow** paper) and Notice of Guaranteed Delivery (printed on **green** paper), all of the issued and outstanding Shares, including Shares which may become outstanding on the exercise of existing Options to acquire Shares, but excluding Shares owned by the Offeror and its affiliates and associates, for Cdn$3.65 cash per Share.

The Offer is made only for Shares and is not made for any Options to acquire Shares. Any holder of such Options to acquire Shares who wishes to accept the Offer must exercise the Options to obtain certificates representing Shares and then deposit those Shares to the Offer. See "Notice to Option Holders". Any such exercise must be sufficiently in advance of the Expiry Time to assure the holders of Options to acquire Shares that they will have share certificate(s) representing the Shares available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

The Letter of Transmittal, the Notice of Guaranteed Delivery and the Circular accompanying this Offer are incorporated into and form part of the Offer and contain important information that should be read carefully before making a decision. The accompanying Glossary is also incorporated into and forms part of the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by transmitting their Shares directly to the Depositary. However, a broker or other nominee through which a Shareholder owns its Shares may charge a fee to deposit Shares on the Shareholder's behalf.

2. Time for Acceptance

The Offer is open for acceptance for the period commencing on the date hereof and ending at 5:00 p.m. (Eastern time) on October 2, 2007, (defined herein as the "**Expiry Time**") or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer", unless withdrawn by the Offeror.

3. Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at any of its offices listed in the Letter of Transmittal accompanying the Offer, so as to arrive there not later than the Expiry Time: (a) certificate(s) representing the Shares in respect of which the Offer is being accepted; (b) a Letter of Transmittal in the form accompanying the Offer or a manually executed facsimile thereof duly completed and executed as required by the rules and instructions set out in the Letter of Transmittal; and (c) any other relevant documents required by the rules and instructions set out in the Letter of Transmittal. Delivery of the Letter of Transmittal other than to the Depositary as set out in the Letter of Transmittal does not constitute a valid delivery. The Offer will be deemed to be accepted only if the Depositary has actually received the required documents not later than the Expiry Time.

Except as otherwise provided in the rules and instructions set out in the Letter of Transmittal or as may be permitted by the Offeror, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution or in some other manner acceptable to the Depositary (except that no guarantee is required for the signature of a depositing Shareholder that is an Eligible Institution). If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power guaranteed by an Eligible Institution.

If the certificate(s) representing the Shares in respect of which the Offer is being accepted are not available for deposit at or before the Expiry Time, a Shareholder may accept the Offer by complying with the procedures for guaranteed delivery described below under the heading "Procedure for Guaranteed Delivery".

Book-Entry Transfer

Intermediaries which are participants of CDS should contact CDS with respect to the deposit of Shares under the Offer. Shareholders wishing to accept the Offer whose Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Shares.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and (a) the certificates representing the Shares are not immediately available; or (b) the certificates and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) a Notice of Guaranteed Delivery in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and signed, is received by the Toronto office of the Depositary as set forth in the accompanying Notice of Guaranteed Delivery, together with a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Shares, in proper form for transfer, together with a Letter of Transmittal or a facsimile thereof, properly completed and signed, and all other documents required by the Letter of Transmittal, are received by the Toronto office of the Depositary as set forth in the accompanying Notice of Guaranteed Delivery at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX-V after the date on which the Expiry Time occurs. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificates must be delivered to the same office of the Depositary as the Notice of Guaranteed Delivery was delivered.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Toronto office of the Depositary as specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. **Delivery of the Notice of Guaranteed Delivery other than to the Toronto office of the Depositary as specified in the Notice of Guaranteed Delivery or transmission of the Notice of**

Guaranteed Delivery by facsimile to a number other than the number specified therein does not constitute a valid delivery.

Power of Attorney

The execution of a Letter of Transmittal or Notice of Guaranteed Delivery irrevocably constitutes and appoints the Offeror and any director or officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxyholder of the Shareholder covered by the Letter of Transmittal or Notice of Guaranteed Delivery with respect to the Shares registered in the name of the Shareholder on the register maintained by or on behalf of PMI and deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "**Purchased Securities**"), and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer (collectively, the "**Other Securities**"). The power of attorney granted irrevocably upon execution of the Letter of Transmittal shall in all cases be effective on and after the Effective Time, with full power of substitution and re-substitution, in the name of and on behalf of such holder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer or cancellation of Purchased Securities and any Other Securities on the appropriate register of holders maintained by PMI; (b) to exercise any and all of the rights of the holder of Purchased Securities and any Other Securities including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and Other Securities, revoke any such instrument, authorization or consent given prior to, on or after the Effective Time, designate in any such instruments of proxy any person or persons as the proxyholder or the proxy nominee or nominees of such holder of Purchased Securities or Other Securities in respect of such Purchased Securities and Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of securities of PMI, (c) execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities and Other Securities, any and all cheques or other instruments representing any distribution payable to or to the order of such holder in respect of such Purchased Securities or Other Securities, and (d) execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey Purchased Securities and Other Securities to the Offeror, all as specified in the Letter of Transmittal or Notice of Guaranteed Delivery.

Furthermore, a holder of Purchased Securities or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Time, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of securities of PMI and not to exercise any or all of the other rights or privileges attached to the Purchased Securities or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder or the proxy nominee or nominees of the Shareholder in respect of the Purchased Securities and Other Securities. A Shareholder who executes a Letter of Transmittal covenants and agrees to execute, upon request, any additional documents, as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and Other Securities to the Offeror, and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, personal representatives, successors and assigns of the Shareholder, as the case may be.

Depositing Shareholders' Representations and Warranties

All Shareholders depositing Shares to the Offer must have full power and authority to sell, assign and transfer the Shares to the Offeror. Shareholders depositing Shares to the Offer must have good title to their Shares free and clear of all liens, restrictions, charges, encumbrances, claims and equities. The deposit of Shares pursuant to the procedures described above will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that: (a) such person has full power and authority to deposit, sell, assign and transfer the Shares (and any Other Securities) being deposited; (b) such Shareholder depositing the Shares, or on whose behalf such Shares (and any Other Securities) are being deposited, has good title to and is the beneficial owner of the Shares (and any Other Securities) being deposited; (c) the deposit of such Shares (and any Other Securities) complies with applicable securities laws; and (d) when such Shares are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to the Other Securities), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

General

In all cases, payment for Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of the certificates representing the Shares, a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering such Shares with the signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal and any other required documents.

The method of delivery of the certificate(s) representing Shares in respect of which the Offer is being accepted, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the depositing Shareholder and delivery will be deemed to be effective only when such documents are actually received by the Depositary as specified in the Letter of Transmittal or the Notice of Guaranteed Delivery. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained by the Shareholder.

Participants of CDS or CEDE should contact such respective depositary with respect to the deposit of Shares under the Offer. Shareholders whose Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

The acceptance of the Offer pursuant to the procedures set forth above will constitute an agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer and the Letter of Transmittal.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no obligation on the Offeror, Sojitz, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable Law, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Shares deposited under the Offer, or extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) there being validly deposited or tendered under the Offer and not withdrawn as at the Expiry Time such number of Shares that constitutes at least $66^{2}/_{3}\%$ of the issued and outstanding Shares (on a fully diluted basis) not currently owned by the Offeror and its affiliates and associates, and the votes attaching to which shall be qualified to be included as votes in favour of any Subsequent Acquisition Transaction in determining whether approval (as construed under Securities Laws and applicable corporate Laws has been obtained in respect thereof) (the "**Minimum Condition**");

(b) any approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions to be obtained or received from any Governmental Authority (including, without limitation, those of any stock exchanges and other securities and regulatory authorities) that the Offeror reasonably determines are necessary or advisable in connection with the Offer and any Subsequent Acquisition Transaction or Compulsory Acquisition, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, including without limitation (i) the non-opposition decision by the Portuguese Competition Authority (*Autoridade da Concorrência*) or expiration of the applicable waiting periods instituted by Portuguese Competition Laws or otherwise imposed by the Portuguese Competition Authority; and (ii) all requisite approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions for the Offer and any Subsequent Acquisition Transaction or Compulsory Acquisition under any corresponding requirements of the competition regulatory authorities in other jurisdictions where the assets, revenues or operations of the Offeror and/or PMI and or their respective affiliates in the particular jurisdiction are material, or the Offeror or PMI, or any director, officer, or employee of the Offeror or PMI would be subject to criminal penalties for failure to obtain such consent or clearance from such other Governmental Authority (the "**Regulatory Approval Condition**");

(c) (i) no act, action, suit, demand or proceeding shall have been threatened, commenced or taken by or before any Canadian or foreign Governmental Authority in Canada or elsewhere whether or not having the force of Law; and (ii) no Law shall have been proposed, enacted, promulgated, amended or applied; in either case:

    (A) to cease trade, enjoin, suspend, prohibit or impose material interlocutory or permanent limitations or conditions on the purchase by or the sale to the Offeror of any of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares (either pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction), or the consummation of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction;

(B) which, if the Offer or Compulsory Acquisition or Subsequent Acquisition Transaction was consummated, would reasonably be expected to lead to a Material Adverse Change or to materially adversely affect the Offeror or its affiliates; or

(C) would prevent, or would materially and adversely affect the ability of the Offeror or its affiliates to make or consummate the Offer, or to effect a Compulsory Acquisition or Subsequent Acquisition Transaction;

(d) there shall not exist any prohibition at Law against the Offeror making the Offer, taking up and paying for any Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(e) there shall have been no breach of the representations, warranties or covenants of PMI under the Support Agreement as of the Effective Time, which breach, individually or in the aggregate, would reasonably be expected to constitute a Material Adverse Change or have a material adverse effect on the ability of the Offeror to consummate the transactions contemplated in the Offer and the Support Agreement shall not have been terminated;

(f) there shall not have occurred (i) any general suspension of trading in, or limitation on times or prices for, securities on the Toronto Stock Exchange or TSX-V, (ii) any material adverse change in the Canadian, Japanese or the European Union financial markets generally, (iii) any declaration of a general banking moratorium or any suspension of payments in respect of banks in Canada, Japan or the European Union, (iv) any material limitation by any Governmental Authority that materially affects the extension of credit generally by lenders that regularly participate in the Canadian, Japanese or the European Union markets in loans, (v) a suspension of, or limitation (whether or not mandatory) on, the currency exchange markets or the imposition of, or material adverse changes in, any currency or exchange control laws in Canada, Japan or the European Union, or (vi) in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material worsening thereof;

(g) there does not exist and there shall not have occurred since the date of the Support Agreement (or if there does exist or shall have occurred prior to such date there shall not have been disclosed generally) any change or effect (or condition, event or development including a prospective change or effect) which when considered either individually or in the aggregate would constitute a Material Adverse Change or which, if the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, would constitute a Material Adverse Change or have a material adverse effect on the Offeror or its affiliates; and

(h) each Lock-up Agreement executed by a PMI Insider shall be in full force and effect.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror in its sole discretion, at any time, regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror. Each of the foregoing conditions is independent of and in addition to each other such condition. Subject to the Support Agreement, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, in its sole discretion, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with

respect to any other facts and circumstances and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto. The Offeror, forthwith after giving any such notice, will notify PMI, will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by Law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 10 of the Offer, "Notices and Delivery", and will provide a copy of the aforementioned notice to the TSX-V. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Shares deposited under the Offer and the Depositary will promptly return all certificates representing deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Offeror's expense. See Section 7 of the Offer, "Return of Shares".

Where all the conditions of the Offer set out in this Section 4 have been satisfied or waived, the Offeror will forthwith issue a notice by press release to that effect, which press release will disclose the approximate number of Shares deposited and that will be taken up.

Any determination by the Offeror concerning any events or other matters described in this Section 4 will be final and binding upon all Parties for purposes of the Offer.

5. Extension, Variation or Change in the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, unless withdrawn or extended.

The Offeror expressly reserves the right, in its sole discretion, subject to the Outside Date, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time or to vary the Offer by giving written notice or other communication (confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, "Notices and Delivery", to all holders of Shares that have not been taken up prior to the extension or variation. The Offeror shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX-V. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto.

Where the terms of the Offer are varied (other than a variation consisting solely of a waiver of condition of the Offer), the Offer will not expire before ten (10) days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable Law and subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities.

If before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect a decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, "Notice and Delivery", to all holders of Shares that have not been taken up under the Offer at the date of the occurrence of the change.

As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and provide a copy of the notice thereof to the TSX-V. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up and pays for all Shares deposited under the Offer and not withdrawn.

During any such extension or in the event of any variation or change in information, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 8 of the Offer, "Withdrawal of Deposited Shares". An extension of the Expiry Time, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Shares are taken up under the Offer.

6. Payment for Deposited Shares

If all conditions referred to in Section 4 of the Offer have been fulfilled or waived by the Offeror at the Expiry Time, the Offeror will take up Shares validly deposited under the Offer and not withdrawn not later than ten (10) days after the Expiry Time. Any Shares taken up will be paid for as soon as possible, but in any event not later than three (3) business days after they are taken up. Any Shares deposited pursuant to the Offer after the first date on which Shares have been taken up and paid for by the Offeror will be taken up and paid for within ten (10) days of such deposit.

The Offeror expressly reserves the right in its sole discretion to delay taking up and paying for any Shares or to terminate the Offer and not take up or pay for any Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, following which it will forthwith notify PMI and make a public announcement. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable Law. The Offeror will not, however, take up and pay for any Shares deposited under the Offer unless it simultaneously takes up and pays for all Shares then validly deposited under the Offer.

The Offeror will be deemed to have taken up Shares validly deposited under the Offer and not withdrawn as, if and when the Offeror gives written notice or other communication confirmed in writing to the Depositary to that effect.

The Offeror will pay for Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Shares on the purchase price of Shares purchased by the Offeror, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt thereof by persons depositing Shares.

Settlement with each Shareholder who has deposited Shares under the Offer will be made by the Depositary forwarding a cheque (except for payments in excess of $25 million which will be made by wire transfer), payable in Canadian funds, to the Shareholder, which cheque will be issued in the name of the registered holder of the Shares so deposited. Unless the person depositing the Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class uninsured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by PMI. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Participants of CDS or CEDE should contact such respective depositary with respect to the deposit of Shares under the Offer. Shareholders should contact the Depositary, the Information Agent or a broker or investment dealer for assistance in accepting the Offer and in depositing the Shares with the Depositary. No brokerage fees or commissions will be payable by any Shareholder who deposits Shares directly to the Depositary or who uses the services of the Information Agent to accept the Offer. However, a broker or other nominee through which a Shareholder owns its Shares may charge a fee to deposit Shares on the Shareholder's behalf.

7. Return of Shares

Any deposited Shares that are not taken up by the Offeror will be returned, at the expense of the Offeror, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or early termination of the Offer, by sending certificates representing Shares not purchased by first class uninsured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the share register of PMI.

8. Withdrawal of Deposited Shares

Except as otherwise stated in this Section 8, all deposits of Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time provided that the Shares have not been taken up by the Offeror prior to the receipt by the Depositary of the notice of withdrawal in respect of such Shares; or

(b) at any time before the expiration of ten (10) days from the date upon which either:

    (i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

    (ii) a notice of variation concerning a variation in the terms of the Offer (other than (A) a variation consisting solely of an increase in the consideration offered for the Shares where the Expiry Time is not extended for more than ten (10) days; or (B) a variation consisting solely of the waiver of a condition of the Offer),

    is mailed, delivered or otherwise properly communicated, but subject to abridgement or elimination of that period pursuant to such order or orders as may be granted by

applicable courts or securities regulatory authorities and only if such deposited Shares have not been taken up by the Offeror at the date of the notice; or

(c) if the Shares have not been paid for by the Offeror within three business days after having been taken up.

If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in (b) above are applicable, the Offer shall be extended without the Offeror first taking up the Shares which are subject to the rights of withdrawal.

Withdrawals of Shares deposited pursuant to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit before such Shares are taken up and paid for. Notice of withdrawal: (a) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying the Shares which are to be withdrawn; and (c) must specify such person's name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions and rules set out in such letter), except in the case of Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon receipt by the Depositary of the properly completed and executed written notice of withdrawal. None of the Depositary, the Offeror, Sojitz or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding.

If the Offeror is delayed in taking up or paying for Shares or is unable to take up or pay for Shares for any reason, then, without prejudice to the Offeror's other rights, Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable Law.

Any Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 19 of the Circular, "Statutory Rights".

9. Changes in Capitalization; Dividends and Distributions; Liens

If, on or after the date of the Offer, PMI should split, combine or otherwise change any of the Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer "Conditions of the Offer", make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor), to reflect such split, combination or other change.

Shares acquired pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to all Other Securities which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Shares. If, on or after the date of the Offer, PMI should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights, warrants, assets or other interests with respect to any Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer to the name of the Offeror or its nominees or transferees on PMI's transfer register of Shares accepted for purchase pursuant to the Offer, then without prejudice to the Offeror's rights under Section 4 of the Offer, "Conditions of the Offer": (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 17, "Canadian Federal Income Tax Considerations" or Section 18, "United States Federal Income Tax Considerations".

10. Notices and Delivery

Except as otherwise provided in the Offer and without limiting any other lawful means of giving notice, any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the share register maintained by or on behalf of PMI and will be deemed to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada or the United Stated following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX-V for dissemination through its facilities and it is published once in the National Edition of the *National Post* or *The Globe and Mail* in Canada.

The Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders and to holders of Options or made available in such other manner as is permitted by applicable regulatory authorities and will be furnished by the Offeror to brokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by the Depositary on behalf of PMI in respect of the Shares or, if security position listings are

available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Shares.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or the address listed in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer, "Notices and Delivery". Notwithstanding Section 6 of the Offer, "Payment for Deposited Shares", cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

12. Market Purchases

Subject to applicable Law, the Offeror reserves the right to and may, directly or indirectly, purchase Shares, including by making purchases through the facilities of the TSX-V at any time and from time to time prior to the Expiry Time. In no event will the Offeror make any such purchases of Shares through the facilities of the TSX-V until the third clear trading day following the date of the Offer. The aggregate number of Shares acquired by the Offeror through the facilities of the TSX-V during the Offer Period shall not exceed 5% of the outstanding Shares as of the date of the Offer and the Offeror will issue and file a news release forthwith after the close of business of the TSX-V on each day on which such Shares have been purchased.

Although the Offeror has no present intention to sell Shares taken up under the Offer, it reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Shares after the Expiry Time, subject to the provisions of and the covenants, in the Support Agreement.

13. Other Terms of the Offer

The Offeror reserves the right to transfer or assign to one or more affiliates of the Offeror the right to purchase all or any portion of the Shares deposited pursuant to the Offer, but any such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Shares to receive payment for Shares validly deposited and accepted for payment pursuant to the Offer.

The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

No broker, dealer or other person (including the Information Agent) has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized.

The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as they may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The accompanying Circular together with the Offer constitutes the take-over bid circular required under Canadian securities legislation with respect to the Offer.

Dated: August 23, 2007

SOJITZ TUNGSTEN RESOURCES, INC.

(Signed) SHIGERU OHNO
Shigeru Ohno
President

CIRCULAR

The following information is supplied by the Offeror with respect to the accompanying Offer to purchase Shares dated August 23, 2007. The terms and provisions of the Offer, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of this Circular and Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Terms defined in the Offer and not defined in this Circular and the Glossary have the same meanings herein as in the Offer and the Glossary unless the context otherwise requires.

Unless otherwise indicated, the information concerning PMI contained in the Offer and this Circular has been taken from or based upon publicly available documents and records on file with Canadian and/or United States securities administrators and other public sources and information provided to the Offeror by PMI and has not been independently verified by the Offeror or Sojitz. Although the Offeror has no knowledge that would indicate that any statements contained in the Offer or this Circular and taken from or based on such documents and records are untrue or incomplete, neither the Offeror nor Sojitz, nor their respective officers or directors assumes any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by PMI to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror or Sojitz.

1. Sojitz and the Offeror

Sojitz was created through the merger of Nichimen Corporation and Nissho Iwai Corporation. Its head office is 1-20, Akasaka 6-chome, Minato-ku, Tokyo 107-8655, Japan, and its website address is www.sojitz.com. Sojitz is one of Japan's leading trading companies and is listed on the Tokyo Stock Exchange with revenues of C$42 billion, net assets of C$4.2 billion and a market capitalization of C$5.3 billion.

Sojitz conducts its operations in 50 countries through approximately 500 consolidated subsidiaries and affiliated companies with over 19,000 employees worldwide. Its business activities cover machinery and aerospace, energy and mineral resources, chemicals and plastics, real estate development, forest products and consumer lifestyle-related business.

The Offeror is a wholly-owned subsidiary of Sojitz incorporated pursuant to the BCBCA on July 31, 2007. Prior to the date hereof, the Offeror has not carried on any commercial activities, except in connection with the Offer. The Offeror's registered address is Suite 2624, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1L3.

2. Primary Metals Inc.

PMI is a Vancouver based publicly held resource corporation. PMI owns a 100% indirect interest in the Panasqueira tungsten mine in Portugal through its operating subsidiary, Beralt Tin and Wolfram (Portugal) S.A., and produces and sells tungsten concentrates. PMI's registered address is 306 - 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1.

The Shares are listed and posted for trading on the TSX-V under the trading symbol "PMI".

The following chart shows PMI's subsidiaries, their jurisdictions of organization and the percentage of outstanding shares held by PMI or one of its subsidiaries.


Primary Metals Inc.
(British Columbia)
100%
Primary Mining Canada Inc.
(British Columbia)
100%
Beralt Ventures Inc.
(British Columbia)
100%
5%
Beralt Tin and Wolfram (Portugal) SA
(Portugal)
Empresa Mineira da Argimela, Lda.
(Portugal)
95%

Share Capital

The authorized capital of PMI consists of an unlimited number of common shares without par value and no preferred shares. As at August 23, 2007, there were 13,440,259 Shares issued and outstanding, each of which carries the right to one vote.

In addition to the foregoing, as at August 23, 2007, up to a maximum of 1,418,125 Shares were issuable pursuant to the exercise of existing Options, of which 1,368,125 are in-the-money.

3. Background to the Offer

In early 2007, Sojitz began to consider an investment in tungsten resources and, therefore, initiated discussions with several owners of greenfield projects and mine operations, including with PMI. In mid-February 2007, Sojitz representatives first met with a representative of PMI and expressed an interest in investing in PMI. In early April 2007, Sojitz representatives visited the Panasqueira tungsten mine owned by Beralt in Portugal. From late April through May 2007, Sojitz and PMI held a series of discussions and negotiations to structure the general terms of an offer acceptable to both parties.

The Board of Directors met on May 30, 2007 and again on May 31, 2007 to consider the written non-binding letter of intent from Sojitz. At the May 30, 2007 meeting, the Board of Directors resolved to engage Capital West Partners as its independent financial advisor and Bull, Housser & Tupper LLP to act

as special counsel, to work with PMI's regular counsel DuMoulin Black LLP to provide advice and assistance to the Board in respect of the Sojitz proposal.

On June 1, 2007, Sojitz and PMI entered into the Confidentiality Agreement. The Confidentiality Agreement contained customary provisions including provisions whereby: (i) Sojitz agreed to keep confidential all confidential information concerning PMI disclosed to Sojitz; and (ii) Sojitz agreed to certain "standstill" and "non-solicitation" provisions which last, subject to certain exceptions, for a two-year period following the date of the Confidentiality Agreement.

On June 1, 2007, Sojitz and PMI agreed on a proposal whereby Sojitz would make a cash offer at the Canadian dollar equivalent of US$3.465 per Share to acquire all of the Shares of PMI subject to a number of conditions including, the negotiation, execution and delivery of a support agreement requiring the support of the Board of Directors and the support, in the form of signed up lock-up agreements, of Almonty, which holds approximately 42% of the outstanding Shares, completion of due diligence and the receipt by PMI of an opinion from its financial advisor that the consideration under the Offer is fair, from a financial point of view, to the Shareholders.

PMI agreed to deal with Sojitz exclusively until the earlier of: (a) seventy-five days from the date of execution of the proposal, (b) execution of the Support Agreement, or (c) other mutually determined date in order to allow Sojitz to complete its due diligence.

On June 6, 2007, PMI formally retained Capital West Partners as its exclusive financial advisor in connection with the transaction.

During the next several months a team of representatives of Sojitz and its financial, legal and accounting advisors proceeded to conduct due diligence on PMI and participate in numerous meetings with senior management. During this time the Parties were also negotiating the form of the Support Agreement and Lock-Up Agreements. On July 31, 2007, Sojitz indicated to PMI that it was prepared to proceed with an offer at the Canadian dollar equivalent of US$3.465 in cash per Share, subject to the approval of the board of directors of Sojitz. The Offer would be subject to certain terms and conditions to be set out in the Support Agreement, including that at least two thirds of the Shares were validly tendered to the Offer and not withdrawn and that all necessary regulatory approvals were received. Final negotiations of the Support Agreement took place and it was finalized and approved at a meeting of the Board of Directors on August 3, 2007. The Lock Up Agreements were executed on August 3, 2007 by the PMI Insiders and the Offeror.

On August 3, 2007, the Offeror also approved the entering into the Support Agreement and the Lock-Up Agreements. The Support Agreement and the Lock-Up Agreements were then executed by PMI, Sojitz, the Offeror and each of the PMI Insiders as appropriate, and the Offer was publicly announced that evening.

4. Purpose of the Offer and Sojitz's Plans for PMI

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the Shares and thereby acquire all of the Shares of PMI. If the conditions of the Offer are satisfied and the Offeror takes up and pays for the Shares validly deposited under the Offer, the Offeror has covenanted in the Support Agreement to use its commercially reasonable efforts to acquire any Shares not deposited under the Offer by Compulsory Acquisition if available, or propose a Subsequent Acquisition Transaction. See Section 15 of the Circular, "Acquisition of Shares Not Deposited". If the Minimum Condition is satisfied and the Offeror takes up and pays for the Shares deposited under the Offer, the Offeror should own a sufficient number of

Shares to effect a Subsequent Acquisition Transaction. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Shares acquired by the Offeror pursuant to the Offer. The Offeror currently intends to retain all Shares acquired pursuant to the Offer, however, it reserves the right to transfer or sell these Shares at any time in the future should its intention change.

Although the Offeror currently intends to proceed by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in the Offeror's ability to effect such a transaction, information subsequently obtained by the Offeror, changes in general economic or market conditions or in the business of PMI, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, the Offeror reserves the right, subject to the terms of the Support Agreement, not to proceed by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, or to proceed by way of a Subsequent Acquisition Transaction on terms other than as described herein. See Section 15 of the Circular, "Acquisition of Shares Not Deposited".

Plans for PMI

If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends: (i) to de-list the Shares from the TSX-V; and (ii) to cause PMI to cease to be a "reporting issuer" for purposes of relevant Canadian Securities Laws. The effect of these actions will be that PMI will no longer be required to file publicly, or provide to Shareholders or others, certain financial information or timely disclosure with respect to its business and affairs and that the liquidity and market value of any remaining Shares held by the public Shareholders may be adversely affected.

The Support Agreement also provides that following the acquisition pursuant to the Offer by the Offeror of such number of Shares as is at least equal to the Minimum Condition, if so requested by the Offeror, (i) PMI shall facilitate the reconstitution of the Board of Directors (and the board of directors of each of its subsidiaries) and any committees thereof through resignations of some or all, as applicable, of PMI's directors (and those of its subsidiaries) and the appointment of nominees of the Offeror in their stead, without the necessity of calling a meeting of Shareholders if permitted under applicable Laws and (ii) PMI shall not contest the Offeror's replacement of such directors

5. Agreements Related to the Offer

Support Agreement

On August 3, 2007 Sojitz, PMI and the Offeror entered into the Support Agreement which sets out the terms and conditions upon which the Offeror has agreed to make the Offer and the agreement of PMI to take certain actions to support the Offer. The following is a summary of the principal terms of the Support Agreement. The Support Agreement also establishes the conditions of the Offer, which are set forth in Section 4 of the Offer, "Conditions of the Offer". This summary is qualified in its entirety by the full text of the Support Agreement filed by PMI with the Canadian securities regulatory authorities and available at www.sedar.com.

The Offer

The Offeror has agreed to make the Offer on the terms and conditions set forth in the Support Agreement.

Support for the Offer

PMI has agreed to support and facilitate the Offer on the terms set forth in the Support Agreement. PMI has represented in the Support Agreement that the Board of Directors has: (i) has approved the entering into of the Support Agreement; (ii) has, following receipt of the Fairness Opinion and consultation with its financial and legal advisors, determined that the consideration per Share offered pursuant to the Offer is fair to Shareholders and the Offer is in the best interests of PMI and Shareholders; and (iii) has resolved to recommend acceptance of the Offer by the Shareholders (collectively, the "**Recommendation**"). In addition, PMI has represented to the Offeror that, after reasonable inquiry, the Board of Directors believes that all of the directors and senior officers of PMI intend to tender their Shares to the Offer and any restrictions imposed by PMI that would prevent any director or senior officer from tendering such Shares to the Offer have been waived or removed.

Modification or Waiver of Terms of Offer

The Support Agreement provides that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided, however, that the Offeror shall not, without the prior written consent of PMI: (i) increase the Minimum Condition; (ii) decrease (including by waiver thereof) the Minimum Condition, unless more than 50% of the Shares have been deposited, and not withdrawn to the Offer, the Offeror issues a press release at least three business days before taking up any Shares announcing its intention to do so and extending the Offer for 10 days; (iii) decrease the consideration per Share; (iv) change the form of consideration payable under the Offer (other than to add additional consideration); (v) decrease the number of Shares in respect of which the Offer is made; or (vi) impose additional conditions to the Offer or otherwise vary the Offer (or any terms or conditions thereof) in a manner which is adverse to the Shareholders.

Representations and Warranties of PMI

PMI has made certain customary representations and warranties in the Support Agreement in respect of the following matters, among others: (i) organization and qualification to carry on business; (ii) authority relative to the Support Agreement; (iii) absence of conflict or breach and required consents; (iv) capitalization; (v) no material adverse change; (vi) conduct of business; (vii) licenses and permits; (viii) books and records; (ix) material contracts; (x) litigation and absence of pending or threatened complaints, investigations, proceedings or actions; (xi) securities law matters; (xii) employment matters; (xiii) tax matters; (xiv) environmental matters; (xv) property and title; (xvi) mineral reserves and resources; (xvii) operational matters; (xviii) no undisclosed liabilities; (xix) directors' and senior officers' support; (xx) insurance; and (xxi) related party transactions. These representations and warranties shall expire and be terminated on the earlier of the Effective Date and the termination of the Support Agreement.

Representations and Warranties of Sojitz and the Offeror

Each of Sojitz and the Offeror made certain customary representations and warranties in the Support Agreement in respect of the following matters, among others: (i) organization and qualification to carry on business; (ii) authority relative to the Support Agreement; (iii) absence of conflict or breach and required consents; and (iv) sufficient funds or adequate arrangements for financing in place to satisfy the consideration payable under the Offer. These representations and warranties shall expire and be terminated on the earlier of the Effective Date and the termination of the Support Agreement.

Conduct of Business by PMI

PMI has agreed that until the Support Agreement is terminated by its terms, unless the Offeror otherwise agrees in writing or except as otherwise expressly contemplated or permitted by the Support

Agreement, PMI (which for the purposes of this section "Conduct of Business of PMI", includes each of its subsidiaries) shall conduct its and business in the ordinary course consistent with past practice and to use commercially reasonable efforts to maintain the business organization and goodwill of its business, to keep available the services of its officers and employees and to maintain satisfactory relationships with its customers, suppliers and others having business relationships with PMI.

Without limiting the generality of the foregoing, PMI has agreed not to, directly or indirectly, do or permit to be done any of the following: (i) the amendment of the organizational documents or the terms of any outstanding securities; (ii) the declaration or payment of any dividends or distributions of any kind (whether in cash, securities, property or otherwise) in respect of the Shares, the securities of any of its subsidiaries or other securities owned by any Person; (iii) the issuance, sale, pledge, disposition or encumbrance of any securities or any options, warrants, calls, conversion privileges or rights (including any additional Options under the Stock Option Plan) of any kind to acquire any shares or other securities of PMI (other than pursuant to the exercise of Options issued prior to the date of the Support Agreement) and the Almonty Agreement; (iv) the redemption, purchase or other acquisition of any securities of PMI or its subsidiaries; (v) the reclassification or other capital reorganization of any outstanding securities of PMI or its subsidiaries; (vi) the adoption of a plan, agreement or resolutions providing for complete or partial liquidation, dissolution, winding up, merger, consolidation, amalgamation, restructuring, recapitalization, or reorganization of PMI; (vii) the sale, pledge, disposition or encumbrance of any assets (through one or more related or unrelated transactions) other than in the ordinary course of business consistent with past practice, other than in respect of the Almonty Agreement; (viii) the investment in (by purchase of shares or securities, contribution of capital (other than to wholly-owned Subsidiaries), property transfer or otherwise) or acquisition (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise), directly or indirectly, of any business; (ix) the incurrence of, or commitment to expend, any additional indebtedness for borrowed money or any other liability or obligation or issuance of any debt securities or assumption, guarantee, endorsement or other responsibility for the obligations of any other Person (other than in respect of PMI or one of its Subsidiaries); (x) the expenditure of any amounts with respect to capital expenses other than in the ordinary course consistent with past practise; (xi) the discharge or satisfaction of any material claims, liabilities or obligations other than in the ordinary course of business consistent with past practice; (xii) the waiver, release, grant or transfer of any rights of value or the modification of any existing material contract (other than the Almonty Agreement); (xiii) the performance of any act which might (A) interfere with the take up and payment for Shares deposited under the Offer or the completion of the Offer or successful completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, or (B) adversely affect PMI's ability to perform its covenants and agreements under the Support Agreement; (xiv) or enter into or modify any Contract to do any of the foregoing.

PMI has agreed to use commercially reasonable efforts to cause the current insurance (or re-insurance) policies of PMI and its subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing in Canada or Portugal providing coverage similar to or greater than the coverage under the cancelled, terminated or lapsed policies are in full force and effect.

In addition, PMI has agreed, among other things, that it will not: (a) enter into any transaction or perform any act, or fail to take any action, which would render inaccurate any of the representations and warranties set out in the Support Agreement; (b) increase compensation in any form, make any loan to any officer, director or employee, or take any action with respect to the grant of any severance or termination pay arising from the Offer or a change of control of PMI or enter into any employment agreement with, any officer, director or employee, or enter into any other agreement with respect to any increase of benefits payable under its current severance or termination pay or any other policies; (c) create any new Officer Obligations or adopt, amend or make any contribution to any bonus, profit sharing,

option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, or arrangements for the benefit of employees except with respect to its obligations under existing provisions; or (d) change its methods of accounting, except as required by concurrent changes in GAAP or by Law and concurred in by PMI's external auditors and the Offeror.

PMI has also agreed to take any steps required under the Stock Option Plan (including amending or waiving any provision) to: (A) enable holders of Options ("**Optionholders**") to exercise their Options prior to the Expiry Date solely for the purpose of tendering to the Offer the Shares issuable upon exercise of such Options, and (B) subject to regulatory approval if required, accelerate the expiry date of the Options such that any Options not exercised on or prior to 5:00 p.m. (Eastern time) on the last Business Day prior to the Expiry Date shall, if any Shares are taken up by the Offeror under the Offer, terminate at 5:00 p.m. (Eastern time) on the last Business Day prior to the Expiry Date.

Non-Solicitation Obligation of PMI

PMI has agreed in the Support Agreement that it and its subsidiaries will not, directly or indirectly, solicit, initiate or knowingly encourage inquiries from or submissions of proposals or offers from any other Person relating to any Alternative Transaction, or participate in any substantive discussions or negotiations regarding an Alternative Transaction, or furnish to any Person any confidential information relating to PMI or any of its subsidiaries with respect to an Alternative Transaction, or withdraw or modify in a manner adverse to the Offeror, the approval and Recommendation, or publicly approve or recommend or remain neutral with respect to an Alternative Transaction, modify adversely the recommendation of the Board of Directors to approve the Offer, or enter into or publicly propose to enter into any agreement in respect of an Alternative Transaction, or otherwise cooperate in any way or assist participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing.

However, the Support Agreement does not prevent the Board of Directors, in respect of an unsolicited bona fide written Alternative Transaction that the Board of Directors has determined in good faith (after determining, with the advice of outside counsel, that the Board of Directors is required to do so in order to discharge properly its fiduciary duties) is likely to, if consummated in accordance with its terms, result in a transaction that is more favourable to Shareholders from a financial point of view than the Offer (any such offer or proposal being referred to herein as a "**Superior Proposal**"), from entering into an agreement or engaging in discussions or negotiations with or furnishing information to any Person who has made a bona fide written proposal regarding an Alternative Transaction that constitutes a Superior Proposal. If the Board of Directors receives a request for material non-public information from a Person who proposes to PMI a bona fide written Alternative Transaction and the Board of Directors determines, in the manner contemplated by the Support Agreement, that such Alternative Transaction is likely to, if consummated in accordance with its terms, result in a Superior Proposal then, and only in such case, PMI may provide such Person with access to information regarding PMI, subject to the execution of a confidentiality and standstill agreement which is customary in such situations. PMI shall send a copy of any such confidentiality and standstill agreement to the Offeror promptly upon its execution and promptly providing the Offeror with a list of, or in the case of information that was not previously provided to the Offeror, copies of, the information provided to such Person.

PMI has also agreed under the Support Agreement to promptly terminate and cause its, officers, directors, employees, representatives and agents and its subsidiaries to terminate any existing discussions or negotiations with any parties (other than the Offeror) with respect to any potential Alternative Transaction, to request the return or destruction of all confidential information provided in connection therewith, and not to release any third party from any confidentiality or standstill agreement except as permitted by the provisions of the Support Agreement.

Under the Support Agreement, PMI must promptly, at first orally and then in writing, provide notice to the Offeror of any proposed Alternative Transaction or any inquiry that could reasonably be expected to lead to an Alternative Transaction, or any request for non-public information relating to PMI or any of its subsidiaries in connection with such an Alternative Transaction or for access to the properties, books and records of PMI or any subsidiary, by any Person or entity that informs PMI or any member of the Board of Directors that it is considering making, or has made, a proposal regarding Alternative Transaction describing the terms and conditions of the Alternative Transaction, the identity of such Person and a copy of all documentation relating to any such proposed Alternative Transaction or inquiry. PMI shall keep the Offeror informed of any change to the terms of any such Alternative Transaction or inquiry.

Right to Match Superior Proposal

PMI has agreed that it will not change the Recommendation or enter into any agreement in respect of an Alternative Transaction (other than a confidentiality and standstill agreement as permitted by the Support Agreement) unless the Alternative Transaction constitutes a Superior Proposal, and then will not do so without providing the Offeror with an opportunity to amend the terms of the Offer, including an increase in, or modification of, the consideration to be received by the Shareholders. In particular, PMI has agreed to provide the Offeror with a copy of any written proposal relating to the purported Superior Proposal (or any amendment or revision thereof) and at least 72 hours shall have elapsed from the date that the Offeror received a copy of such purported Superior Proposal. The Board of Directors must review any offer delivered by the Offeror to amend the terms of the Offer to determine, acting in good faith, whether the Alternative Transaction to which the Offeror is responding would be a Superior Proposal when assessed against the Offer as it is proposed by the Offeror to be amended. If the Board of Directors does not so determine, the Board of Directors will promptly reaffirm the Recommendation of the Offer, as so amended, and prior to issuing and filing any press release and material change report in respect of such reaffirmation of the Recommendation, PMI shall provide to the Offeror for its review and comment, a draft of such press release and material change report. If the Board of Directors does so determine, then PMI may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal, provided that it has first terminated the Support Agreement and pays the Offeror within ten (10) business days of such termination the Termination Fee (as defined herein). PMI has acknowledged and agreed that each successive modification of any Alternative Transaction that results in an increase in, or modification of, the consideration to be received by the Shareholders for purposes of this requirement of the Support Agreement to initiate an additional 72 hour notice period.

Termination of the Support Agreement

The Support Agreement may be terminated:

(a) by the Offeror, if any condition of the Offer is not satisfied or waived on or before the Expiry Time;

(b) by PMI at any time if the Offeror shall not have performed in all material respects any covenant to be performed by it under this Agreement or if any representation or warranty of the Offeror shall have been or become untrue in any material respect unless such non-performance or breach, if capable of being remedied, is remedied by the Offeror within the lesser of ten (10) days from the date of notice of termination from PMI and the number of days remaining before the Outside Date;

(c) by the Offeror at any time if PMI shall not have performed in all material respects any covenant to be performed by it in the Support Agreement or if any representation or warranty

of PMI (without giving effect to any materiality qualifiers contained therein) shall have been or become untrue and such non-performance or failure to be true and correct shall cause a Material Adverse Change or materially adversely affect the Offeror, unless such non-performance or breach, if capable of being remedied by PMI is remedied within the lesser of ten (10) days of written notice of termination and the number of days remaining before the Outside Date;

(d) by the Offeror if the Directors' Circular does not substantially conform with the description thereof in the Support Agreement or if the Board of Directors shall have: (A) withdrawn or modified in a manner adverse to the Offeror the Recommendation (unless the Offeror shall have breached a covenant under the Support Agreement in such a manner that would entitle PMI to terminate the Support Agreement), or (B) approved or recommended an Alternative Transaction or entered into a binding written agreement in respect of an Alternative Transaction (other than a confidentiality and standstill agreement permitted by the Support Agreement);

(e) by PMI if (A) the Offer has not been made by August 27, 2007, or such later date as the Offeror has been provided with the Fairness Opinion and the Directors' Circular (the "**Latest Mailing Time**"), subject to the right of the Offeror not to proceed with the Offer if the mailing of the Offer is delayed by reason of an injunction or order made by a Governmental Authority; (B) the Offer (or any amendment thereto other than as permitted under the Support Agreement or as mutually agreed to by the Parties) does not conform in all material respects with the description thereof in the Support Agreement; or (C) subject to satisfaction of the conditions for the Offer (See Section 4 of the Offer, "Conditions of the Offer"), Shares deposited under the Offer have not, for any reason whatsoever, been taken up and paid for on or before ten days after the Expiry Time;

(f) by PMI in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Support Agreement) in accordance with the terms of the Support Agreement; or

(g) by either Party if the Expiry Date does not occur on or prior to the Outside Date, provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the party terminating the Support Agreement

in each case, provided that the Party terminating the Support Agreement is not in default in the performance of its obligations under the Support Agreement and without prejudice to any other rights such Party may have.

Termination Fee

If the Support Agreement is terminated:

(a) by the Offeror pursuant to subparagraph (a) under *"Termination of the Support Agreement"* above, other than if the Support Agreement is terminated by the Offeror as a result of the failure to satisfy or waive the Minimum Condition or the failure to satisfy or waive the Regulatory Approval Condition;

(b) by the Offeror pursuant to subparagraphs (c) or (d) under *"Termination of the Support Agreement"* above;

(c) by PMI pursuant to subparagraph (f) under *"Termination of the Support Agreement"* above; or

(d) by either Party pursuant to subparagraph (g) under *"Termination of the Support Agreement"* above, provided that the failure of the Expiry Date to occur on or prior to the Outside Date is not the result of (A) the Offeror failing to perform in all material respects its covenants under the Support Agreement or any representation or warranty of the Offeror becoming untrue in any material respect, (B) the failure to satisfy or waive the Minimum Condition, or (C) the failure to satisfy or waive the Regulatory Approval Condition,

then PMI shall pay to the Offeror, within ten (10) business days of the first occurrence of any event listed in subparagraph (a) or (b) or (c) under *"Temination Fee"* above, the sum of Cdn$2,000,000 in immediately available funds (the "**Termination Fee**").

If the Support Agreement is terminated by PMI pursuant to subparagraphs (b) or (e) under *"Termination of the Support Agreement"*, then the Offeror shall pay to PMI within ten (10) business days of such termination, the Termination Fee in immediately available funds.

Subsequent Acquisition Transaction

If, within four (4) months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Shares, other than any Shares held at the date of the Offer by or on behalf of the Offeror or an affiliate or associate of the Offeror, the Offeror may, to the extent possible, acquire (a "**Compulsory Acquisition**") the remainder of the Shares from those Shareholders who have not accepted the Offer pursuant to section 300 of the BCBCA. If the Offeror takes up any Shares under the Offer, but the statutory right of acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror has covenanted and agreed, subject to applicable Laws, to use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Offer, whether by amalgamation, statutory arrangement, amendment to articles, share consolidation, capital reorganization or other transaction involving PMI and the Offeror (or an affiliate of the Offeror) (a "**Subsequent Acquisition Transaction**") within 120 days of the Expiry Date at consideration per Share at least equivalent in value to, and in the same form as, the consideration per Share offered under the Offer. Subject to applicable Laws, if the Offeror takes up any Shares under the Offer, PMI has covenanted and agreed to use its best efforts to assist the Offeror in connection with a Subsequent Acquisition Transaction. Nothing in the Support Agreement shall be construed to prevent the Offeror or its affiliates from acquiring, directly or indirectly, additional Shares in the open market or in privately negotiated transactions or otherwise in accordance with the Securities Laws. PMI has covenanted and agreed to use its commercially reasonable efforts to assist and cooperate fully with the Offeror, including without limitation taking all steps and doing all such act and things, and causing its subsidiaries to take all steps and to do all such acts and things, if applicable, requested by the Offeror, in the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction and related post-closing reorganizations.

Almonty Agreement and Almonty Amendment Agreement

Pursuant to the Almonty Agreement, effective June 1, 2007, Beralt purchased all of the right, title and interest of Almonty in and to the Royalty Agreement in consideration for: (a) the payment by Beralt to Almonty of Cdn$2,000,000; (b) the issuance by PMI of 437,981 Shares to Almonty, calculated by dividing Cdn$1,000,000 by $2.2832; less (c) the sum of the monthly payments made by Beralt under the Royalty Agreement from and after June 1, 2007 (collectively, the "**Buy-Out Consideration**").

The Offeror has agreed in the Support Agreement that if the Offeror takes up and pays for Shares deposited under the Offer and the number of Shares deposited under the Offer represents less than 90% of the Shares subject to the Offer, then after the Expiry Date, the Offeror will use its commercially reasonable efforts to: (i) cause Beralt and PMI to enter into an agreement with Almonty to amend the Almonty Agreement (the "**Almonty Amendment Agreement**") to stipulate that the Buy-Out Consideration shall be changed to a cash amount equal to Cdn$3,000,000, less the aggregate of (A) the monthly payments made by Beralt under the Royalty Agreement from and after June 1, 2007, and (B) any amounts required to be withheld by applicable Laws in respect of amounts payable by Beralt to Almonty pursuant to the Almonty Amendment Agreement (collectively, the "**Amended Buy-Out Consideration**") and to (ii) cause Beralt to pay the Amended Buy-Out Consideration, provided that the Almonty Agreement and the Almonty Amendment Agreement have been approved by a majority of the votes cast by Shareholders of PMI and by the TSX-V, and provided further that no inquiry, investigation or proceeding by a Governmental Authority, whether formal or informal, has been commenced or instituted and remains outstanding against PMI or Almonty in respect of the Royalty Agreement, the Almonty Agreement or the Almonty Amendment Agreement,

If within four months after the date of the Offer, the Offer is accepted by holders of not less than 90% of the Shares subject to the Offer, other than any Shares held at the date of the Offer by or on behalf of the Offeror or an affiliate or associate of the Offeror; the Offeror subsequently acquires the remainder of the outstanding Shares pursuant to a Compulsory Acquisition; and no inquiry, investigation or proceeding by a Governmental Authority, whether formal or informal, has been commenced or instituted and remains outstanding against PMI or Almonty in respect of the Royalty Agreement, the Almonty Agreement or the Almonty Amendment Agreement, then the Offeror will use its best efforts to cause Beralt and PMI to enter into the Almonty Amendment Agreement; and PMI to pay or cause to be paid, within 10 calendar days of Beralt, PMI and Almonty entering into the Almonty Amendment Agreement, to Almonty the Amended Buy-Out Consideration in accordance with the terms of the Almonty Amendment Agreement.

Board of Directors of PMI

PMI has agreed that, immediately following the acquisition pursuant to the Offer by the Offeror of such number of Shares as is at least equal to the Minimum Condition, if so requested by the Offeror, it will facilitate the reconstitution of the Board of Directors and each of its subsidiaries through resignations of some or all of PMI's directors (and those of its subsidiaries) and the appointment of nominees of the Offeror in their stead without the necessity, if permitted by applicable Laws, of calling a meeting of Shareholders.

Filings and Authorization / Approvals / Obligations

Each of the Parties has also agreed to use commercially reasonable efforts to: (i) obtain all necessary consents and approvals required to be obtained under applicable Laws: (ii) defend all lawsuits or other legal proceedings challenging the consummation of the transactions contemplated by the Support Agreement; (iii) cause to be lifted any injunctions adversely affecting the consummation of the Offer; (iv) effect all necessary registrations and other filings requested by Governmental Authorities or required under Securities Laws or any other Laws relating to transactions contemplated in the Support Agreement; (v) execute and deliver such documents as the other Parties may reasonably require; and (vi) fulfill all conditions within its power to satisfy all provisions under the Support Agreement, the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

Lock-Up Agreements

Under the Lock-Up Agreements, each of the PMI Insiders has agreed, among other things, to irrevocably accept the Offer, to deposit or cause to be deposited under the Offer and not withdraw, subject to certain exceptions, all of the Shares which such PMI Insider owns or over which he or it exercises direction or control and to exercise all of the Options currently owned by such PMI Insider and to deposit under the Offer and not withdraw, subject to certain exceptions, all of the Shares issued upon such exercise of such Options.

The following is a summary of certain provisions of the Lock-Up Agreement.

Agreement to Make the Offer

The Offeror agrees to make the Offer upon and subject to the terms and conditions set out in the Support Agreement and to take up and pay for all the Shares deposited under the Offer as soon as reasonably possible and in any event within the time periods required by Securities Laws.

Agreement to Tender

The PMI Insiders agree to irrevocably accept the Offer and to deposit or cause to be deposited under the Offer as soon as practicable and in any event not, later than the close of business in Toronto, Ontario on the tenth (10th) business day following the Offer, all Shares which they own or over which they exercise direction or control, including Shares issuable upon the exercise or conditional exercise of Options held by them.

Covenants of the PMI Insiders

Each PMI Insider agrees, among other things, that it will (a) not, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisor) or agent or otherwise (i) make, solicit or initiate, offers or proposals from any Person regarding an Alternative Transaction; (ii) participate in any substantive discussions or negotiations regarding an Alternative Transaction; (iii) provide any confidential information relating to PMI or any of its subsidiaries to any Person in connection with an Alternative Transaction; (iv) accept or enter into, or publicly propose to accept or enter into, any letter of intent or agreement in respect of an Alternative Transaction; or (v) otherwise co-operate in any way with any effort or attempt by any other Person to do or seek to do any of the foregoing; (b) immediately cease and cause to be terminated all existing solicitations, discussions and negotiations, if any, with any Person or any officer, director, employee, agent or representative of any Person conducted before the date of the Lock-Up Agreement with respect to an Alternative Transaction; (c) promptly notify the Offeror and PMI, at first orally and then in writing, of any proposed Alternative Transaction or inquiry that could reasonably be expected to lead to an Alternative Transaction, in each case received after the date hereof, of which any of its directors, officers, agents or representatives are or become aware, relating to PMI or any of its subsidiaries or any of their respective mineral properties in connection with an Alternative Transaction and a description of the terms and conditions together with the identity of such Person and a copy of all documentation relating to any such proposed Alternative Transaction or inquiry; (d) not option, sell, transfer, pledge, encumber or otherwise convey any of the Shares, Options, or any right or interest therein (legal or equitable), to any Person or agree to do any of the foregoing; (e) not grant or agree to grant any proxy, power of attorney or other right to vote the Shares, or enter into any voting agreement or other agreement with respect to the right to vote, call meetings of Shareholders or give consents or approval of any kind with respect to any of the Shares; (f) not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Offer and the other transactions contemplated by the Support Agreement and the Lock-Up Agreement; (g) not vote or

cause to be voted any of the Shares in respect of, or otherwise use the Shareholder's commercially reasonable efforts in the Shareholder's capacity as a shareholder of PMI to oppose, any proposed action by any Person in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Offer, or the other transactions contemplated by the Support Agreement and the Lock-Up Agreement or which would reasonably be expected to result in a material adverse change; (h) acquire direct or indirect beneficial ownership or holding of or control or direction over any additional Shares or obtain any right to do so, with the exception of any Shares acquired pursuant to the exercise of Options; (i) solicit or arrange, or provide assistance to any Person to arrange for the solicitation of, purchases of or offers to sell Shares or act in concert or jointly with any other Person for the purpose of acquiring Shares or the purpose of affecting the control of PMI; and (j) not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Shares.

Representations and Warranties of the PMI Insiders

The Lock-Up Agreement contains customary representations and warranties of the PMI Insiders including, without limitation, representations and warranties as to: (a) sole right to sell and ownership of the Shares, free and clear of encumbrances; (b) absence of any breach of such representations and warranties; (c) absence of required consent to tender the Shares; (d) authority, execution, delivery and enforceability of the Lock-Up Agreement; and (e) absence of claims against the PMI Insiders.

Representations and Warranties of the Offeror

The Lock-Up Agreement also contains customary representations and warranties of the Offeror including, without limitation, representations and warranties as to: (a) valid existence; (b) authority, execution, delivery and enforceability of the Lock-Up Agreement; and (c) sufficient funds or adequate arrangements for financing the purchase price under the Offer.

Termination of the Lock-Up Agreement

The Lock-Up Agreement may be terminated by mutual written consent of the Offeror and the relevant PMI Insiders. The Lock-Up Agreement may also be terminated earlier by the Offeror upon written notice if: (a) any of the PMI Insiders shall not have performed in all material respects any covenant to be performed by it under the Lock-Up Agreement or if any representation or warranty of any of the PMI Insiders under the Lock-Up Agreement shall have been or subsequently becomes untrue in any material respect; (b) the Support Agreement has been terminated in accordance with its terms; (c) any of the conditions to the Offer are not satisfied or waived by the Offeror at or prior to the Expiry Time; or (d) the requirement for PMI to provide the Director's Circular to the Offeror for review, comment and mailing are not met.

The Lock-Up Agreement may also be terminated earlier by a PMI Insiders upon written notice if: (a) the Offer has not been made on or before the Outside Date or, if so made, is withdrawn by the Offeror; (b) the consideration per Share pursuant to the Offer is reduced to an amount that is less than Cdn$3.65; (c) if the Offeror takes up any Shares under the Offer, the Offeror fails to take up and pay for all the Shares tendered and not withdrawn under the Offer within the time prescribed by applicable Securities Laws; or (d) the Support Agreement has been terminated in accordance with its terms.

6. Ownership of Securities by Directors, Senior Officers and Principal Shareholders of PMI

To the knowledge of the Offeror, the following table sets out the number and percentage of outstanding Shares owned, directly or indirectly, or over which control or direction is exercised by each director and senior officer of PMI as well as by each person holding more than 10% of the outstanding

Shares, and their respective associates and persons acting jointly or in concert with PMI, as at the date hereof.

Name and Position with PMI	Number of Shares Owned or over which control or Direction is Exercised[1],[2]	Percentage of Outstanding Shares
M. Lewis Black Chairman, CEO, Director	2,820,065[3]	20.98
Jonathan Carter, President, Director	551,845	4.11
António d'Almeida Corrêa de Sá Director	—	—
Christopher P. D'Amato Director	—	—
Daniel G. D'Amato Director	2,820,065[3]	20.98
Michael P. Raftery Director	94,000	0.70
James Robertson Director	650,866[4]	4.84
Donald J. A. Smith Chief Financial Officer and Secretary	—	—
Kerry M. Spong Director, Secretary	17,000	0.13

[1] The information as to Shares owned or over which control and direction is exercised, not being within the knowledge of the Offeror, has been furnished by the respective directors and senior officers individually.
[2] Without giving effect to the exercise of any existing Options.
[3] The Shares are held in the name of Almonty, a private limited liability Delaware company, controlled equally by M. Lewis Black and Daniel G. D'Amato.
[4] Of the 650,866 Shares, 30,000 Shares are held by Blackfriars Investments Inc., a company wholly-owned by Mr. Robertson.

To the knowledge of the Offeror, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all the Shares with the exception of Almonty which owns or controls 5,640,130 Shares representing 41.96% of the outstanding Shares.

Options of PMI

To the knowledge of the Offeror, the following table sets out the name of each director or senior officer of PMI and the number and percentage of outstanding Options which he holds, as at the date hereof.

Name and Position with PMI	Number of Options Held	Percentage of Outstanding Options
M. Lewis Black Chairman, CEO, Director	255,000	17.98
Jonathan Carter President, Director	155,000	10.93
António d'Almeida Corrêa de Sá Director	50,000	3.53

Name and Position with PMI	Number of Options Held	Percentage of Outstanding Options
Christopher P. D'Amato Director	100,000	7.05
Daniel G. D'Amato Director	255,000	17.98
Michael P. Raftery Director	100,000	7.05
James Robertson Director	125,000	8.81
Donald J.A. Smith Chief Financial Officer and Secretary	75,000	5.29
Kerry M. Spong Director, Secretary	75,000	5.29

7. Ownership of and Trading in Shares of PMI

None of (i) the directors or senior or executive officers of the Offeror or its affiliates, or, (ii) to the knowledge of the directors and senior officers of the Offeror, after reasonable enquiry: (a) their respective associates; (b) any person acting jointly or in concert with the Offeror; (c) any person holding more than 10% of any class of equity securities of the Offeror; or (d) any majority owned subsidiary of the Offeror or Sojitz, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of PMI.

No securities of PMI have been traded during the six-month period preceding the date of the Offer by Sojitz, the Offeror, directors or senior officers of Sojitz and the Offeror, or, to the knowledge of the Offeror, by any associate of any such director or senior officer, or by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Sojitz or the Offeror, and any person or company acting jointly or in concert with the Offeror.

8. Previous Distributions, Purchases and Sales of Shares by PMI

To the knowledge of the Offeror, the only distributions of Shares by PMI effected during the last two years other than pursuant to the Stock Option Plan to the directors and senior officers of PMI and their respective associates are set out in the table below:

Name	Date of Transaction	Nature of Transaction	Number of Shares / PMI Options Acquired	ExercisePrice Per Share ($)
Daniel G. D'Amato / M. Lewis Black(1)	December 5, 2005	Exercise of warrants of PMI	250,000 Shares	0.30
Daniel G. D'Amato / M. Lewis Black(1)	May 9, 2006	Exercise of warrants of PMI	500,000 Shares	0.30
Daniel G. D'Amato / M. Lewis Black(1)	March 22, 2007	Exercise of warrants of PMI	450,000 Shares	0.30

(1) The Shares were acquired by Almonty.

9. Dividend Policy of PMI

To the knowledge of the Offeror, PMI has not declared or paid any dividends on the Shares during the last two years. PMI's current policy is to reinvest future earnings in order to finance the development of its business. As a result, PMI does not intend to pay dividends in the foreseeable future.

10. Commitments to Acquire Securities

Neither Sojitz nor the Offeror, nor any of their respective directors and senior officers, or, to the knowledge of the Offeror, after reasonable enquiry, any associates of any such directors or senior officers or any person holding more than 10% of any class of equity securities of Sojitz or the Offeror or any person or company acting jointly or in concert with the Offeror, has entered into any commitments to acquire any securities of PMI, except for the Lock-Up Agreements and the Shares which may be acquired pursuant to the Offer.

11. Material Changes in Affairs of PMI and Other Information

The Offeror has no information which indicates any material change in the affairs of PMI since the date of the last published financial statements of PMI other than as disclosed in the Circular and such other material changes as have been publicly disclosed by PMI. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

12. Source of Funds

The Offeror estimates that, if it acquires all of the issued Shares (based on the number of Shares on a fully-diluted basis as of the date of the Offer as represented by PMI in the Support Agreement), the total amount of cash required for the purchase of the Shares will be approximately Cdn$54 million.

Sojitz and the Offeror have represented that the Offeror has arranged for the funding of the Offer in an amount sufficient to satisfy such cash requirement.

Sojitz intends to use a portion of its existing cash reserves to pay for the Shares acquired under the Offer. Sojitz reserves the right to use such other methods of financing the cash required for payment of the Shares with or without any of the above discussed sources as it may determine in its discretion.

13. Price Range and Trading Volume of the Shares

The Shares are listed and posted for trading on the TSX-V under the symbol "PMI". The following table sets forth the volume of trading and the high and low closing prices of the Shares on the TSX-V for the periods indicated:

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume
2007			
August (to August 22)	3.60	2.21	913,512
July	2.74	2.01	310,964
June	2.90	2.15	531,412
May	2.70	2.20	106,880
April	2.65	2.05	368,260

March	2.46	1.79	455,224
February	2.30	1.77	289,833
January	2.60	1.95	197,850
2006			
December	2.45	1.95	328,333
November	3.15	2.10	461,685
October	2.95	1.72	588,179
September	2.98	1.70	381,854
August	3.65	2.35	315,290

The closing price of the Shares on the TSX-V on August 2, 2007, the last day on which the Shares traded prior to the announcement of the intention to make the Offer, was Cdn$2.65 per Share.

Shareholders are urged to obtain a current market quotation for the Shares.

14. Effect of the Offer on Market for Shares and Stock Exchange Listings

The purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly as well as the number of holders of Shares and, depending on the number of Shareholders depositing and the number of Shares purchased under the Offer, would likely adversely affect the liquidity and market value of the remaining Shares held by the public.

The rules and regulations of the TSX-V establish certain criteria which, if not met, could lead to the delisting of the Shares from the TSX-V. Among such criteria are the number of Shareholders and the number and aggregate market value of Shares publicly held. Depending on the number of Shares purchased pursuant to the Offer, it is possible that the Shares could fail to meet the criteria for continued listing on the TSX-V. If this were to happen, the Shares could be delisted and that could, in turn, adversely affect the market or result in the lack of an established market for the Shares. If permitted by applicable Law, subsequent to completion of the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Shares from the TSX-V. If the Shares are delisted from the TSX-V, the extent of the public market for the Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, whether the Offeror remains subject to public reporting requirements in Canada and other factors.

After the purchase of the Shares under the Offer, PMI may cease to be subject to the public reporting and proxy solicitation requirements of the BCBCA and the securities Laws of certain provinces of Canada. Furthermore, it may be possible for PMI to request the elimination of the public reporting requirements of any province where a small number of holders of Shares reside. If permitted by applicable Law, subsequent to the completion of the Offer or a Compulsory Acquisition and/or Subsequent Acquisition Transaction, if there are fewer than 15 holders of Shares in any province and fewer than 51 holders of Shares in total in Canada, the Offeror may cause PMI to cease to be a reporting issuer under the securities Laws of each such province. See Section 15 of this Circular, "Acquisition of Shares Not Deposited Under the Offer".

15. Acquisition of Shares Not Deposited

The Offeror has agreed, under certain conditions, pursuant to the Support Agreement and it is the Offeror's current intention that if it takes up and pays for Shares deposited pursuant to the Offer, it will enter into one or more transactions to enable the Offeror to acquire all Shares not acquired pursuant to the Offer. This is no assurance that such transaction will be completed.

Compulsory Acquisition

Section 300 of the BCBCA permits an acquiring person to acquire the remaining shares not tendered to an offer for shares of a particular class of a company if, within four months after the date of the offer, the offer is accepted by the holders of, in the aggregate, not less than 90% of those shares to which the offer relates, other than the shares held at the date of the offer by (or a nominee for) the acquiring person or its affiliates (as such terms are defined in the BCBCA).

If, within four (4) months after the date of the Offer, the Offer has been accepted by holders who, in the aggregate, hold not less than 90% of the issued and outstanding Shares other than those Shares held by the Offeror and its associates and affiliates and the Offeror acquires such deposited Shares under the Offer, the Offeror intends to acquire those Shares which remain outstanding held by those persons who did not accept the Offer (in each case the "**Dissenting Offeree**") pursuant to the provisions of Section 300 of the BCBCA on the same terms as the Shares acquired under the Offer (a "**Compulsory Acquisition**").

To exercise such statutory right, the Offeror must send notice (the "**Offeror's Notice**") to each Offeree of such proposed acquisition within five (5) months after the date of the Offer. If the Offeror's Notice is sent to a Dissenting Offeree under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Shares that were involved in the Offer for the same price and on the same terms contained in the Offer unless a court having jurisdiction orders otherwise on an application made by that Offeree within two (2) months after the date of the Offeror's Notice. No earlier than two (2) months after the date of the Offeror's Notice, the Offeror must send a copy of Offeror's Notice to PMI and pay or transfer to PMI the amount or other consideration representing the price payable by the Offeror for the Shares that are referred to in the Offeror's Notice if the court has not ordered otherwise. On receiving the copy of the Offeror's Notice and the amount or other consideration representing the price payable for the Shares referred to in the Offeror's Notice, PMI will be required to register the Offeror as a Shareholder with respect to those Shares subject to the Offeror's Notice. Any such amount received by PMI for the Shares is required to be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by PMI, or by a trustee approved by the court, in trust for the persons entitled to that sum.

The foregoing is a summary only. See Section 300 of the BCBCA for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the BCBCA should consult with their legal advisors.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Shares validly deposited under the Offer and the right of Compulsory Acquisition described above is not available or the Offeror elects not to pursue such right, subject to applicable Laws, the Offeror has agreed to use its commercially reasonable efforts to acquire and PMI has agreed to use its best efforts to assist the Offeror in acquiring the balance of the Shares not tendered to the Offer by way of a Subsequent Acquisition Transaction for consideration per Share at least equal in value to, and in the same forms as, the consideration paid by the Offeror under the Offer. The

timing and details of any such transaction will depend on a number of factors, including the number of Shares acquired pursuant to the Offer. To effect a Subsequent Acquisition Transaction, the Offeror may seek to cause a special meeting of Shareholders to be called to consider such a transaction.

If a Subsequent Acquisition Transaction were to be consummated, holders of the Shares may, under the BCBCA, have the right to dissent and demand payment of the fair value of their Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to those dissenting holders for their Shares. The fair value of the Shares so determined could be more or less than the amount paid per security pursuant to the Subsequent Acquisition Transaction or the Offer. Any such judicial determination of the fair value of the Shares could be based upon considerations other than, or in addition to, the market price of the Shares.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of having its Shares acquired pursuant to the Offer. See Section 17 of this Circular, "Canadian Federal Income Tax Considerations", and Section 18 of the Circular, "United States Federal Income Tax Considerations".

OSC Rule 61-501 and TSX-V Policy 5.9

OSC Rule 61-501 may deem certain types of Subsequent Acquisition Transactions "business combinations". Pursuant to Policy 5.9 of the TSX-V ("**Policy 5.9**"), the TSX-V has adopted the provisions of OSC Rule 61-501 in their entirety for issuers with securities listed on the TSX-V. Accordingly, the discussion of the requirements of OSC Rule 61-501 below is relevant as such requirements will apply to PMI pursuant to Policy 5.9.

In certain circumstances, the provisions of OSC Rule 61-501 may deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with OSC Rule 61-501 or an exemption therefrom, the "related party transaction" provisions of OSC Rule 61-501 would not apply to such a transaction. The Offeror intends to carry out any such business combination in accordance with OSC Rule 61-501, or any successor provisions, or exemptions therefrom, such that the related party transaction provisions of OSC Rule 61-501, will not apply to the business combination. OSC Rule 61-501, provides that, unless exempted, a corporation proposing to carry out a business combination is required to obtain a valuation of the Shares and to provide to Shareholders a summary of such valuation. The Offeror intends to rely on an exemption under OSC Rule 61-501 exempting the Offeror from the requirements to prepare a valuation in connection with any Subsequent Acquisition Transaction.

OSC Rule 61-501 also requires that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by "minority" shareholders must be obtained unless an exemption is available or discretionary relief is granted by securities regulatory authorities.

In general and subject to certain exceptions, "minority" holders in relation to any Subsequent Acquisition Transaction will be all Shareholders other than: (i) the Offeror (other than in respect of Shares acquired pursuant to the Offer, as described below); (ii) any person or company (including Sojitz) that is an "interested party" (as defined in OSC Rule 61-501); (iii) a "related party" (as defined in OSC Rule 61-501) of an interested party; or (iv) any joint actor with a person or company referred to in subsection (ii) and (iii) above.

However, Rule 61-501 also provides that the Offeror may treat Shares acquired pursuant to the Offer as "minority" shares and vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination if, among other things, the consideration per security in the

Subsequent Acquisition Transaction is at least equal in value and is in the same form as the consideration paid under the Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same cash price as the price offered under the Offer and the Offeror intends to cause Shares acquired pursuant to the Offer to be voted in favour of such transaction and counted as part of any minority approval required in connection with a Subsequent Acquisition Transaction.

Prior to the publication of OSC Rule 61-501, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted "going private transactions". The Offeror believes that more recent legislative enactments and notices and judicial decisions indicate a willingness to permit "going private transactions" to proceed, subject to compliance with requirements, such as those contained in OSC Rule 61-501, intended to ensure procedural and substantive fairness to minority Shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of having its Shares acquired pursuant to the Offer. See Section 17 of the Circular, "Canadian Federal Income Tax Considerations" and Section 18 of the Circular, "United States Federal Income Tax Considerations".

Other Alternatives

If the Offeror decides not to, or in unable to, effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, or if the Offeror proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption using its commercially reasonable efforts to do so, or otherwise does not complete a Subsequent Acquisition Transaction, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Shares in the open market, in privately negotiated transactions, in other take-over bids or exchange offers or otherwise, or taking no further action to acquire additional Shares. Any additional purchase of Shares could be at prices greater than, equal to or less than the value of the consideration to be paid for the Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the value of the consideration paid for Shares under the Offer. The tax consequences to a Shareholder of any alternative transactions that may be effected may differ from the tax consequences to such Shareholder of having its Shares acquired pursuant to the Offer.

16. Agreements, Arrangements or Understandings

Except as provided in the Support Agreement and the Lock-Up Agreements and as described below, there are no contracts, agreements or arrangements made or proposed to be made between Sojitz or the Offeror and any of the directors or officers of PMI and no payments or other benefits are proposed to be made or given by Sojitz or the Offeror by way of compensation for loss of office or to such directors or officers remaining in or retiring from office following the completion of the Offer. There are no contracts, agreements, arrangements or understandings, formal or informal, between Sojitz or the Offeror and any security holder of PMI with respect to the Offer or between Sojitz or the Offeror and any person or company with respect to any securities of PMI in relation to the Offer.

Antonio d'Almeida Corrêa de Sá

Antonio d'Almeida Corrêa de Sá, a director of PMI, currently provides consulting services to Beralt as its Vice President, for which he receives the sum of €5,000 per month, as well as a car allowance of €1,300 per month. Mr. Corrêa de Sá has agreed with the Offeror that he will continue to provide these consulting services to Beralt, for the same consideration, following completion of the Offer for an indefinite period.

M. Lewis Black

M. Lewis Black, the Chairman, C.E.O. and a director of PMI, currently provides consulting services to Beralt, for which he receives the sum of €5,000 per month as reimbursement of rental costs of an apartment in Portugal, as well as a car allowance of €2,000 per month. Mr. Black has agreed with the Offeror that, from the period following the completion of the Offer until March 31, 2008, he will continue to provide these consulting services to Beralt, in consideration of receiving a total amount not greater than €135,000. As well, Mr. Black will continue to receive a car allowance of €2,000 per month.

Loan Facility

The Offeror has agreed to make available to holders of Options a loan facility in order to assist such holders with the exercise of their Options. See "Notice to Option Holders".

17. Canadian Federal Income Tax Considerations

In the opinion of Heenan Blaikie LLP, Canadian counsel to the Offeror, the following summary fairly presents the principal Canadian federal income tax consequences generally applicable to Shareholders who dispose of Shares to the Offeror pursuant to the Offer, who hold their Shares as capital property and who deal at arm's length with each of Sojitz, the Offeror or PMI. The determination of whether the Shares are capital property to a Shareholder will depend upon the Shareholder's own particular circumstances. Shares generally will be considered capital property to a Shareholder unless the Shareholder holds such Shares in the course of carrying on a business or has acquired such Shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders may elect to treat the Shares as capital property by filing the requisite election provided in the Tax Act.

This summary does not discuss the income tax consequences of an acquisition of Shares on the exercise of Options, and such Shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the regulations thereunder and on counsel's understanding of the current administrative and assessing practices of the CRA. This summary also takes into account all specific proposals to amend the Tax Act and the regulations issued thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof. However, there is no certainty that such proposals to amend the Tax Act will be enacted as proposed, if at all. This summary also does not otherwise take into account or anticipate any changes in Law, whether by legislative, governmental or judicial decision or action or any changes in the administrative practices of the CRA, nor does it take into account tax legislation of any province, territory or foreign jurisdiction. The provisions of provincial income tax legislation vary from province to province in Canada and, in some cases, differ from federal income tax legislation.

The Tax Act contains certain provisions relating to securities held by certain financial institutions (the "**mark-to-market rules**"). This summary does not take into account these mark-to-market rules. Shareholders that are "financial institutions" for purposes of those rules should consult their own tax advisors.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors for advice with respect to their particular circumstances. In addition, holders of Options should consult their own tax advisors having regard to their own personal circumstances.

Residents of Canada

The following portion of the summary generally is applicable to Shareholders who, at all relevant times, are, or are deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax treaty.

Taxation of Capital Gains and Capital Losses

A Shareholder who disposes of Shares pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received for the Shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base or cost to the Shareholder of such Shares immediately prior to their disposition.

A Shareholder will be required to include in income one-half of the amount of any such resulting capital gain (a "**taxable capital gain**"). 50% of any capital loss is an allowable capital loss ("**allowable capital loss**"). A Shareholder is entitled to deduct in computing income any allowable capital loss arising on the sale of Shares only to the extent of taxable capital gains realized by that Shareholder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following year against taxable capital gains realized in such particular year to the extent and under the circumstances described in the Tax Act, including certain transitional provisions relating to changes in the capital gains inclusion rate under the Tax Act. In certain circumstances, a capital loss otherwise arising on the disposition of a Share may be reduced by the amount of dividends previously received or deemed to have been received on such Shares, to the extent and under the circumstances described in the Tax Act.

A "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax equal to $6^2/_3$% on certain investment income, including taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax. Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Subsequent Acquisition Transaction

If the Offeror does not acquire all of the outstanding Shares pursuant to the Offer, it has agreed to pursue other means of acquiring the remaining outstanding Shares as described in Section 15 of this Circular, "Acquisition of Shares Not Deposited". The tax treatment of a Compulsory Acquisition or Subsequent Acquisition Transaction to a Shareholder will depend upon the exact manner in which the Compulsory Acquisition or Subsequent Acquisition Transaction is carried out and may be more costly than that described above. **Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction.**

Non-Residents of Canada

The following portion of the summary generally is applicable to a Shareholder who, at all relevant times, is not resident in, nor deemed to be resident in, Canada for purposes of the Tax Act and any applicable income tax treaty, and who does not use or hold, and is not deemed to use or hold, the Shares in carrying on a business in Canada (a "**Non-Resident Shareholder**"). The Tax Act contains provisions relevant to a non-resident insurer that carries on business in Canada which this summary does not take into account.

As a general rule, a non-resident of Canada who disposes of "taxable Canadian property" is required to obtain a certificate from CRA. However, this obligation does not arise in respect of shares listed on a prescribed stock exchange (which currently includes the TSX-V). The Shares are and will continue to be listed on such an exchange. Accordingly, no certificate is required and the Offeror will not be required to withhold any portion of the purchase price payable to a Shareholder.

A Non-Resident Shareholder who holds Shares that do not constitute taxable Canadian property will not be subject to tax under the Tax Act on the disposition of such Shares under the Offer. Generally, Shares will not constitute taxable Canadian property to a Non-Resident Shareholder at a particular time provided that such Shares are listed on a prescribed stock exchange unless: (a) at any time during the 5-year period immediately preceding the disposition of the Shares, such Non-Resident Shareholder, persons not dealing at arm's length with the Non-Resident Shareholder, or any combination thereof, owned, had an interest in, or an option in respect of, 25% or more of the issued shares of any class or series of PMI; or (b) the Non-Resident Shareholder's Shares were acquired in certain types of tax-deferred rollovers in consideration for property that itself was taxable Canadian Property.

If the Shares are taxable Canadian property to a Non-Resident Shareholder, an exemption from Canadian income tax may be available under the terms of an income tax treaty between Canada and the country of residence of the Non-Resident Shareholder. As a general rule, Canada's income tax treaties exempt a Non-Resident Shareholder who resides in a treaty country from Canadian income tax on the sale of Shares. **Non-Resident Shareholders whose Shares constitute taxable Canadian property should consult their own tax advisors.**

Subsequent Acquisition Transaction

If the Offeror does not acquire all of the outstanding Shares pursuant to the Offer, it has agreed to pursue another means to acquire the remaining Shares. The tax treatment of such a transaction to a Non-Resident Shareholder will depend on the exact manner in which the transaction is carried out and may be substantially the same as or materially different than as described above. **Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Shares acquired pursuant to such a transaction.**

18. United States Federal Income Tax Considerations

Any discussions of United States federal tax matters set forth in this Circular were written in connection with the promotion or marketing by the Offeror and Sojitz of the transactions or matters addressed in the Offer, this Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Such discussions were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and they cannot be used, by any person for the purpose of avoiding any United States federal tax penalties that may be imposed on such person. Each United States Shareholder should seek advice based on its particular circumstances from an independent tax advisor.

The discussion under this heading is limited to a beneficial owner of Shares that is for United States federal income tax purposes (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof (including, for this purpose, the District of Columbia); (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; and (d) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. A Shareholder who is described in the preceding sentence is referred to as a "**United States Shareholder**".

This discussion does not address the tax treatment of any United States Shareholder that is treated as being a person resident in Canada for purposes of the Tax Act or any income tax treaty (including without limitation a resident of Canada that is resident in the United States). Any such person should consult its own tax advisor.

The following is a general summary of certain United States federal income tax consequences of the Offer relevant to a United States Shareholder whose Shares are tendered and accepted for payment pursuant to the Offer. This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that may be relevant to United States Shareholders. The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "**Code**"), existing regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). This discussion applies only to United States Shareholders that hold Shares as "capital assets" within the meaning of Section 1221 of the Code and does not apply to Shares acquired pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment, or to certain types of Shareholders (including, without limitation, financial institutions, insurance companies, tax-exempt organizations, dealers in securities, securities traders electing to account for their investment in the Shares on a mark-to-market basis, persons liable for the alternative minimum tax, persons with a functional currency other than the U.S. dollar and persons that actually or constructively own 10% or more of the voting stock of PMI) that may be subject to special rules. This discussion does not address the United States federal income tax consequences to a beneficial owner of Shares that, for United States federal income tax purposes, is a partnership (whether foreign or U.S.) or a non-resident alien individual, a foreign corporation or a foreign estate or trust and does not consider the effect of any state, local, foreign or other tax laws. If a partnership or other entity taxable as a partnership for United States federal income tax purposes holds Shares, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding Shares are urged to consult their own tax advisors. This summary does not discuss any United States federal income tax considerations to the ownership or disposition by a United States Shareholder of Canadian dollars subsequent to the receipt thereof.

This summary does not discuss the United States federal income tax consequences to Shareholders that have acquired Shares on the exercise of Options or to Shareholders that have their Shares acquired pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. Moreover, this summary does not discuss the United States federal income tax considerations that may be relevant to a PMI Insider.

This summary assumes, without factual investigation or other verification by the Offeror, Sojitz or any other person, that PMI and its subsidiaries are not passive foreign investment companies ("**PFICs**") within the meaning of Section 1297 of the Code. No assurance can be provided that PMI and its subsidiaries are not PFICs. If PMI or any of its subsidiaries is a PFIC or has, during the United States Shareholder's holding period for Shares, been a PFIC, a United States Shareholder whose Shares are

tendered and accepted for payment pursuant to the Offer may have United States federal income tax consequences that differ materially from those described herein.

Each United States Shareholder should consult its tax advisor as to the particular tax consequences to it of the sale of Shares, including the applicability and effect of the alternative minimum tax and federal, state, local and foreign tax laws and of possible changes in such tax laws.

The receipt of Canadian dollars for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, a United States Shareholder who sells Shares pursuant to the Offer will generally recognize capital gain or loss equal to the difference (if any) between the amount realized (determined in U.S. dollars) on the sale of the Shares and the Shareholder's adjusted tax basis (determined in U.S. dollars) in the Shares sold pursuant to the Offer. Such capital gain or loss generally will be long-term capital gain or loss if the United Stated Shareholder has held such Shares for more than one year at the time of the sale pursuant to the Offer. There are limitations on the deductibility of capital losses. Gain or loss must be determined separately for each block of Shares sold by a United States Shareholder pursuant to the Offer (for example, Shares acquired at the same cost in a single transaction).

Payments in connection with the Offer may be subject to "backup withholding" at a rate of 28% unless a United States Shareholder (a) provides a correct taxpayer identification number ("**TIN**") (which, for an individual, is the Shareholder's social security number) and any other required information, or (b) is a corporation or comes within certain other categories exempt from backup withholding and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A United States Shareholder that does not provide a correct TIN on the Substitute Form W-9 included as part of the Letter of Transmittal may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will generally be creditable against the United States Shareholder's United States federal income tax liability, provided that the required information is given to the IRS. If backup withholding results in an overpayment of taxes, a refund may generally be obtained from the IRS. Each United States Shareholder should consult its tax advisor as to such shareholder's qualification for exemption from backup withholding and the procedure for obtaining such exemption.

If the Offeror does not acquire all of the outstanding Shares pursuant to the Offer, it has agreed to pursue other means of acquiring the remaining outstanding Shares as described in Section 15 of this Circular, "Acquisition of Shares Not Deposited". The United States federal income tax treatment of any Compulsory Acquisition or Subsequent Acquisition Transaction to a United States Shareholder will depend on the exact manner in which the Compulsory Acquisition or Subsequent Acquisition Transaction is carried out and may be materially different than that described above. United States Shareholders should consult their own tax advisors regarding the potential United States federal income tax consequences to them of having their Shares acquired pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.

This summary does not cover all United States federal income tax considerations. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, United States Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of United States federal, state and local income and other tax laws and the income and other tax laws of Canada, any jurisdiction therein or any other jurisdiction.

19. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limit. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

20. Depositary and Information Agent

The Offeror has engaged Computershare Investor Services Inc. to act as Depositary for the receipt of certificates in respect of Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. The Depositary will be indemnified against certain liabilities and expenses that may arise out of the performance of its obligations as depositary.

No fee or commission is payable by any Shareholder who transmits its Shares directly to the Depositary. However, a broker or other nominee through which a Shareholder owns its Shares may charge a fee to deposit Shares on the Shareholder's behalf. Except as set forth above, neither Sojitz nor the Offeror will pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Offer (other than to the Depositary).

Georgeson has been engaged to act as Information Agent under the Offer. The Information Agent may contact Shareholders by mail, telephone, facsimile or personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offers to beneficial holders of Shares. The Information Agent has been engaged to provide a resource for information for Shareholders resident in Canada and the United States. The Information Agent will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities that may arise out of the performance of its obligations as an Information Agent.

Questions and requests for assistance concerning the Offer should be made directly to the Information Agent.

21. Expenses of the Offer

The Offeror estimates that the fees and expenses in connection with the Offer (including fees relating to filing fees, legal fees, fees payable to PMI's financial advisor, fees paid to the Information Agent, Depositary, printing, mailing and miscellaneous costs) will be approximately $2 million.

22. Consents

CONSENT OF HEENAN BLAIKIE LLP

TO: The Directors of Sojitz Corporation and Sojitz Tungsten Resources, Inc.

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated August 23, 2007 made by Sojitz Tungsten Resources, Inc. to the holders of shares of Primary Metals Inc.

Toronto, Canada (Signed) Heenan Blaikie LLP

August 23, 2007

CONSENT OF SIDLEY AUSTIN LLP

TO: The Directors of Sojitz Corporation and Sojitz Tungsten Resources, Inc.

We hereby confirm that (i) we have reviewed Section 18 of the Circular accompanying the Offer dated August 23, 2007 made by Sojitz Tungsten Resources, Inc. to the holders of shares of Primary Metals Inc. (the "Circular"), which Section 18 is entitled "United States Federal Income Tax Considerations", and (ii) we consent to the inclusion of the contents of such Section 18 in the Circular.

New York, USA (Signed) Sidley Austin LLP

August 23, 2007

APPROVAL AND CERTIFICATE

OF SOJITZ TUNGSTEN RESOURCES, INC.

The contents of the offer (the "Offer") and the circular related thereto have been approved, and the sending, communication or delivery thereof to the shareholders of Primary Metals Inc. ("PMI") has been authorized by, the board of directors of Sojitz Tungsten Resources, Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the shares of PMI which are the subject of the Offer.

DATED: August 23, 2007.

(Signed) SHIGERU OHNO

Shigeru Ohno
President and Director

(Signed) KIYOTAKA TOMITA

Kiyotaka Tomita
Secretary, Treasurer and Director

(Signed) KAZUKI MIYAWAKI

Kazuki Miyawaki
Director

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P.O. Box 7021
31 Adelaide St E
Toronto, ON
M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier

100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1
Attention: Corporate Actions

Vancouver

510 Burrard Street
2nd Floor
Vancouver, BC
V6C 3B9

Inquires can be directed to:

Toll Free (North America): 1-800-564-6253
Outside North America: (514) 982-7555
E-Mail: corporateactions@computershare.com

The Information Agent for the Offer is:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

Toll Free (North America): 1-888-605-7632
Bank and Broker Telephone Number: (212) 440-9800

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for deposit of common shares of

PRIMARY METALS INC.

Pursuant to the Offer to Purchase dated August 23, 2007 made by

SOJITZ TUNGSTEN RESOURCES, INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME) ON OCTOBER 2, 2007 (THE "EXPIRY TIME") UNLESS THE OFFER IS WITHDRAWN, EXTENDED OR VARIED

This Notice of Guaranteed Delivery must be used to accept the offer to purchase dated August 23, 2007 (the "**Offer**") made by Sojitz Tungsten Resources, Inc. (the "**Offeror**") to holders of common shares (the "**PMI Shares**") of Primary Metals Inc. ("**PMI**") to purchase all of the PMI Shares if the undersigned wishes to accept the Offer and (i) the certificate or certificates representing the PMI Shares are not immediately available; or (ii) the undersigned cannot deliver the certificate or certificates representing the PMI Shares and all other required documents to an office of the Depositary specified in the letter of transmittal related to the Offer at or before the Expiry Time. The PMI Shares for which certificates are not available for timely delivery may be deposited under the Offer, provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) this Notice of Guaranteed Delivery, properly completed and duly executed, or an originally signed facsimile hereof, is received by the Toronto office of the Depositary specified below, together with a guarantee by an Eligible Institution in the form set out below, at or before the Expiry Time; and

(c) the certificate(s) representing the deposited PMI Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Acceptance and Transmittal (printed on **yellow** paper) or an originally signed facsimile thereof covering such PMI Shares with any required signature guarantees and any other documents required by the Letter of Acceptance and Transmittal, are received by the Depositary at the Toronto office of the Depositary specified below prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX-V after the date on which the Expiry Time occurs.

This Notice of Guaranteed Delivery may be delivered by hand, courier or mail or may be transmitted by facsimile to the Depositary at an address or facsimile number, as applicable, specified below.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and Offering Circular dated August 23, 2007 shall have the respective meanings set out in the Offer and Offering Circular.

TO: The Depositary, Computershare Investor Services Inc.

By Mail:	**By Hand or Courier:**	**By Facsimile Transmission:**
P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1	Fax: (905) 771-4082

Delivery of this Notice of Guaranteed Delivery to an address other than the address specified above or transmission of this Notice of Guaranteed Delivery by facsimile to a number other than the number specified above does not constitute a valid delivery.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX IN THE LETTER OF ACCEPTANCE AND TRANSMITTAL.

NOTE: DO NOT SEND CERTIFICATES FOR PMI SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR PMI SHARES SHOULD BE SENT WITH YOUR LETTER OF ACCEPTANCE AND TRANSMITTAL.

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and Offering Circular dated August 23, 2007 and in the related Letter of Acceptance and Transmittal, receipt of which is hereby acknowledged, the PMI Shares listed below, pursuant to the procedure for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery".

Certificate No. (if applicable)	**Name and Address(es) of Shareholder(s)** (please print and fill in exactly as name(s) appear(s) on certificate(s))	**Number of PMI Shares Deposited**
	TOTAL	

(If space is insufficient, please attach a signed list to this Notice of Guaranteed Delivery in the above form.)

____________________________ Signature(s) of Shareholder(s)

Telephone Number: (_____) __________________
(Business hours)

____________________________ (Please Print Name(s))

Date: ________________________

GUARANTEE
(Not to be used for signature guarantee)

The undersigned, a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the Medallion Signature Program (MSP) (members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States), **guarantees delivery to the Toronto office of the Depositary** at the address specified above of the certificate(s) representing the PMI Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed Letter of Acceptance and Transmittal (printed on **yellow** paper) or an originally signed facsimile thereof covering such PMI Shares with any required signature guarantees and any other documents required by the Letter of Acceptance and Transmittal, prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after the date on which the Expiry Time occurs.

Name of Firm: ____________________

Address of Firm: ____________________

____

Telephone Number: (_____) __________________

Authorized Signature: ____________________

Name: ____________________

Title: ____________________

Dated: ____________________

82-35031

*The Instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. The Depositary or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal (please see the back page of this document for addresses and telephone numbers). **If your PMI Shares are registered in the name of a nominee, you should contact your broker, financial advisor or such nominee for assistance in depositing your PMI Shares.***

LETTER OF ACCEPTANCE AND TRANSMITTAL

for deposit of common shares of

PRIMARY METALS INC.

Pursuant to the Offer to Purchase dated August 23, 2007
made by

SOJITZ TUNGSTEN RESOURCES, INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME) ON OCTOBER 2, 2007 (THE "EXPIRY TIME") UNLESS THE OFFER IS WITHDRAWN, EXTENDED OR VARIED.

This Letter of Acceptance and Transmittal (or a facsimile or copy thereof), properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the "**PMI Shares**") of Primary Metals Inc. ("**PMI**") which are being deposited pursuant to the offer dated August 23, 2007 (the "**Offer**") made by Sojitz Tungsten Resources, Inc. (the "**Offeror**") to holders of PMI Shares (the "**Shareholders**") to purchase all of the PMI Shares.

The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer and the circular related thereto (the "**Offering Circular**") dated August 23, 2007 have the meanings set out in such Offer and Offering Circular.

Holders of PMI Shares who wish to deposit such shares but whose certificates for such PMI Shares are not immediately available, or who cannot deliver all other required documents to the Depositary no later than the Expiry Time, must deposit their PMI Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery". See Instruction 2 herein, "Procedures for Guaranteed Delivery".

Delivery of this Letter of Acceptance and Transmittal to an address other than as set forth below will not constitute a valid delivery to the Depositary. See Instruction 10 herein, "Depositary Delivery Address." You must sign this Letter of Acceptance and Transmittal in the appropriate space provided and, if you are a U.S. Shareholder (as defined in Instruction 7 below), you are required to complete the Substitute Form W-9 set forth below. See Instruction 7 herein, "Substitute Form W-9".

TO: **Sojitz Tungsten Resources, Inc. (the "Offeror")**
AND TO: **Computershare Investor Services Inc. (the "Depositary")**

Dear Sirs/Mesdames:

The undersigned delivers to you the enclosed certificate(s) for PMI Shares and, subject to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for PMI Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

Certificate Number(s)	**Name in which Registered** (please print and fill in exactly as name(s) appear(s) on certificate(s))	**Number of PMI Shares Represented by Certificate**	**Number of PMI Shares Deposited**
		TOTAL	

(If space is insufficient, please attach a signed list to this Letter of Acceptance and Transmittal in the above form.)

The undersigned understands that, unless otherwise indicated, it will be assumed that all PMI Shares evidenced by any certificate(s) submitted to the Depositary are being deposited. See Instruction 6 herein, "Partial Tenders".

The undersigned acknowledges receipt of the Offer and Offering Circular dated August 23, 2007 and represents and warrants that

(a) the undersigned has full power and authority to deposit, sell, assign and transfer the PMI Shares represented by the enclosed or accompanying certificate(s) (the "**Purchased Shares**") (and to deposit, sell, assign and transfer any Other Securities (as defined below)); (b) the undersigned has good title to and is the beneficial owner of the PMI Shares represented by the enclosed or accompanying certificate(s) (and has good title to and is the beneficial owner of any Other Securities); (c) the deposit of such PMI Shares (and any Other Securities) complies with applicable securities laws; and (d) when such PMI Shares are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Other Securities) free and clear of all liens, hypothecs, restrictions, charges, encumbrances, claims and rights of others.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED the undersigned, subject to the provisions of the Offer regarding withdrawal, hereby irrevocably accepts the Offer, on and subject to the terms and conditions of the Offer, and assigns to the Offeror all of the right, title and interest of the undersigned (a) in and to the Purchased Shares and (b) in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, transferred, made or distributed on or in respect of the Purchased Shares on or after the date of the Offer (collectively, "**Other Securities**"), effective from and after the date that the Offeror takes up and pays for the Purchased Shares. If, on or after the date of the Offer, PMI should declare, make or pay any dividend, distribution, payment, securities, rights, warrants, assets or other interests (a "**Distribution**") which may be declared, paid, accrued, issued, distributed, made or transferred in respect of the PMI Shares or Other Securities to the undersigned for a record date which is prior to the date of transfer of such PMI Shares into the name of the Offeror or its nominees or transferees on the share register maintained by or on behalf of PMI, then without prejudice to the Offeror's rights under Section 4 of the Offer, "Conditions of the Offer": (a) in the case of any cash Distribution in an amount or of a value that does not exceed the cash purchase price per PMI Share, the consideration payable per PMI Share pursuant to the Offer will be reduced by the amount or value of any such Distribution; and (b) in the case of any cash Distribution in an amount or of a value that exceeds the cash purchase price per PMI Share, or in the case of any other Distribution, the whole of any such Distribution will be received and held by the undersigned for the account of and for the benefit of the Offeror and will be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such Distribution and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

Shareholders whose PMI Share certificates are not immediately available or who cannot cause their PMI Share certificates and all other required documents to be delivered to an office of the Depositary specified below at or before the Expiry Time must deliver their PMI Shares to an office of the Depositary specified below according to the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (printed on **green** paper) or a facsimile thereof.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Purchased Shares or Other Securities deposited pursuant to the Offer, including the propriety and effect of the execution of this Letter of Acceptance and Transmittal and any notice of withdrawal, will be determined by the Offeror in its sole discretion and the undersigned *agrees* that such determination shall be final *and* binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which, in the opinion of its counsel, it may be unlawful to accept under the laws of any jurisdiction. There shall be no obligation on the Offeror, the Depositary or *any* other person to give notice of any defects or irregularities in any deposit or notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notification. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit or notice of withdrawal of any PMI Shares.

The undersigned irrevocably constitutes and appoints the Offeror and any director or officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the undersigned with respect to the Purchased Shares and any Other Securities, effective from and after the date that the Offeror agrees to take up and pay for the Purchased Shares and Other Securities (the "**Effective Time**"), with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of such Purchased Shares and any Other Securities on the appropriate register of holders of PMI Shares and Other Securities; (b) to exercise any and all of the rights of the holder of the Purchased Shares and Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares and Other Securities, revoke any such instrument, authorization or consent given prior to or after the Effective Time, designate in any such instruments of proxy, any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Shares and such Other Securities for all purposes including, without limiting the generality of the foregoing, in connection with any meeting (whether annual, special or otherwise) of holders of securities of PMI (or adjournment thereof); and (c) to execute, endorse and negotiate for and in the name of and on behalf of the undersigned any and all cheques or other instruments respecting any Distribution payable to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Shares or Other Securities. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Purchased Shares or Other Securities by or on behalf of the undersigned, unless (a) the undersigned has invoked its withdrawal rights, (b) the Purchased Shares are not taken up and paid for under the Offer or (c) the Offer is withdrawn or varied.

The undersigned agrees, effective from the Effective Time, not to vote any of the Purchased Shares or Other Securities at any meeting (whether annual, special or otherwise) of holders of securities of PMI (or any adjournment thereof) and not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Other Securities or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Offeror, provided any such execution and delivery is not contrary to any applicable law, at any time and from time to time, as and when requested by the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of any such Purchased Shares or Other Securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Shares or Other Securities.

The undersigned covenants and agrees to execute, upon request, any additional documents necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Securities effectively to the Offeror.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Acceptance and Transmittal may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Acceptance and Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of PMI Shares pursuant to this Letter of Acceptance and Transmittal is irrevocable.

The undersigned understands that deposits of PMI Shares pursuant to the instructions hereto will constitute a binding agreement between the undersigned and the Offeror upon the terms and subject to the conditions set forth in the Offer and Offering Circular.

The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the deposited PMI Shares, to mail a cheque (except for payments in excess of Cdn $25 million which will be made by wire transfer, as discussed below), payable in Canadian funds representing the cash amount to which the undersigned is entitled under the Offer by first class mail, postage prepaid, or to hold such cheque for pick-up, in accordance with the instructions given below. Should any deposited PMI Shares not be purchased, the deposited certificate(s) and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

Pursuant to rules of the Canadian Payments Association, a Cdn$25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada's clearing system. As a result, any payment to the undersigned in excess of Cdn$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of Cdn$25 million will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.

Shareholders depositing PMI Shares will not be required to pay any fees or commissions if they accept the Offer by transmitting their PMI Shares directly to the Depositary or if they make use of the services of a member of the soliciting Dealer Group to credit the Offer (see Block F below).

By reason of the use by the undersigned of an English language form of this Letter of Acceptance and Transmittal, the undersigned, the Offeror and the Depositary shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn up exclusively in the English language. En raison de l'utilisation de la présente lettre d'acceptation et d'envoi en anglais par le soussigné, le soussigné et le dépositaire sont réputés avoir requis que tout contrat attesté par l'offre et son acceptation au moyen de la présente lettre d'acceptation et d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

Signature guaranteed by (if required under instruction 4):

______________________________	Dated: ______________________________
______________________________ Authorized Signature of Guarantor	______________________________ Signature of Shareholder of Authorized Representative – See Instruction 5
______________________________ Name of Guarantor (please print or type)	______________________________ Name of Shareholder (please print or type)
______________________________ Address (please print or type)	______________________________ Name of Authorized Representative, if applicable (please print or type)
______________________________ Telephone Number (please print or type)	______________________________ Daytime Telephone Number of Shareholder or Authorized Representative (please print or type)

[the remainder of this page intentionally left blank]

BLOCK A

ISSUE CHEQUE IN THE NAME OF: (please print or type)

____
(Name)

____

____
(Street Address and Number)

____
(Country and Postal (Zip) Code)

____
(Telephone – Business Hours)

____
(Social Insurance or Social Security or Tax Identification Number)

BLOCK B

SEND CHEQUE (unless Block "C" is checked) TO:
(please print or type)

☐ SAME ADDRESS AS BLOCK A; OR

____
(Name)

____

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Social Insurance or Social Security or Tax Identification Number)

BLOCK C

☐ HOLD CHEQUE FOR PICK-UP AT THE TORONTO OFFICE OF THE DEPOSITARY SPECIFIED BELOW:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

BLOCK D

☐ CHECK HERE IF PMI SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO AN OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING
(please print or type)

Name of Registered Holder ____________________ Date of Guaranteed Delivery ____________________

Name of Institution Which Guaranteed Delivery ____

BLOCK E

U.S. SHAREHOLDER STATUS

INDICATE WHETHER YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐ The owner signing above represents that **it is not a U.S. Shareholder** and is not acting on behalf of a U.S. Shareholder.

☐ The owner signing above represents that **it is a U.S. Shareholder** or is acting on behalf of a U.S. Shareholder.

A U.S. Shareholder is any Shareholder that is a United States person for United States federal income tax purposes (including a citizen or resident of the United States, a United States corporation, a United States partnership, or a Shareholder that is otherwise subject to United States federal income tax on a net income basis in respect of the Shares).

SUBSTITUTE FORM W-9
To be completed by U.S. Shareholders (as defined in Instruction 7) only
(See Instruction 7)

Under penalties of perjury, I certify that:

1. (a) the social security or other taxpayer identification number stated below is my correct taxpayer identification number, or

   (b) a social security or other taxpayer identification number has not been issued to me, and either (i) I have mailed or delivered an application to receive a social security or other taxpayer identification number to the appropriate United States Internal Revenue Service ("IRS") service centre or (ii) I intend to mail or deliver an application in the near future and I understand that if I do not provide a social security or other taxpayer identification number by the time of payment, 28% of all reportable cash payments made to me will be withheld until I provide a social security or other taxpayer identification number;

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

3. I am a U.S. person (including a U.S. resident alien).

Certification instructions: You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

____
(Signature of Shareholder)

____
(Date)

____
(Social Security Number/Taxpayer identification Number)

NOTE: FAILURE TO COMPLETE THIS BOX OR TO PROVIDE THE OFFEROR WITH A SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN A US $50 PENALTY IMPOSED BY THE IRS AND BACKUP WITHHOLDING OF 28% OF ANY PAYMENT MADE TO YOU PURSUANT TO THE OFFER.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS service centre or (b) I intend to mail or deliver an application in the near future. I understand that notwithstanding the information I provided in the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), if I do not provide a TIN by the time of payment, 28% of such payment may be withheld.

Signature: ____________________________ Date: __________________________

BLOCK F

DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

(See Instruction 8)

The owner signing above represents that the member of the Soliciting Dealer Group who solicited and obtained this deposit is: (please print or type)

(Firm)	(Registered Representative)	(Telephone Number)
(Address)	(Fax)	

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

☐ CHECK HERE IF DISKETTE TO FOLLOW

INSTRUCTIONS

1. Use of Letter of Acceptance and Transmittal

(a) This Letter of Acceptance and Transmittal (or an originally signed facsimile copy hereof), properly completed and duly executed, together with accompanying certificates representing the deposited PMI Shares and any other documents required by this Letter of Acceptance and Transmittal, must be received by the Depositary at its offices specified below before 5:00 p.m. (Toronto time) on October 2, 2007 (the "Expiry Time") as required by the instructions set forth below in Instruction 10, "Depositary Delivery Address", unless the Offer is extended by the Offeror or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b) The method of delivery of this Letter of Acceptance and Transmittal, certificate(s) representing PMI Shares and all other required documents is at the option and risk of the depositing Shareholder and delivery will be deemed effective only when such documents are actually received. **The Offeror recommends that all such documents be delivered by hand to the Toronto office of the Depositary and a receipt obtained or, if mailed, that registered mail, properly insured, be used with an acknowledgement of receipt requested. Shareholders whose PMI Shares are registered in the name of a nominee should contact such broker, investment dealer, bank, trust company or other nominee for assistance in depositing their PMI Shares.**

2. Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit PMI Shares under the Offer and (i) the certificate or certificates representing such PMI Shares are not immediately available; or (ii) the Shareholder cannot deliver the certificate or certificates representing such PMI Shares and all other required documents to the Toronto office of the Depositary specified below at or before the Expiry Time, such PMI Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery (printed on **green** paper) in the form accompanying this Letter of Acceptance and Transmittal or an originally signed facsimile thereof is received by the Toronto office of the Depositary as set forth in the Notice of Guaranteed Delivery, together with a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery, at or before the Expiry Time; and

(c) the certificates representing the deposited PMI Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Acceptance and Transmittal (printed on **yellow** paper), or an originally signed facsimile thereof covering such PMI Shares with any required signature guarantees and any other documents required by this Letter of Acceptance and Transmittal are received by the Toronto office of the Depositary before prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after the date on which the Expiry Time occurs.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the Medallion Signature Program (MSP). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

3. Signatures

This Letter of Acceptance and Transmittal must be filled in and signed by the holder of PMI Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5*)*.

(a) If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Acceptance and Transmittal.

(b) If this Letter of Acceptance and Transmittal is executed by a person other than the registered holder(s) of the accompanying certificate(s) or if certificate(s) representing PMI Shares for which the Offer has not been

accepted are to be issued to a person other than the registered owner:

(i) such deposited certificate(s) must be endorsed or accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 below.

4. Guarantee of Signatures

If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the deposited PMI Shares or if certificates representing PMI Shares for which the Offer has not been accepted are to be issued to a person other than the registered owner(s), or if the payment is to be made in a name other than the registered owner(s), or if deposited PMI Shares not purchased are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of PMI, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Acceptance and Transmittal or any certificate or share transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. Partial Tenders

If less than the total number of PMI Shares evidenced by any certificate submitted is to be deposited, fill in the number of PMI Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of PMI Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of PMI Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Substitute Form W-9

Each Shareholder that is a United States person for United States federal income tax purposes (including a citizen or resident of the United States, a United States corporation, a United States partnership, or a Shareholder that is otherwise subject to United States federal income tax on a net income basis in respect of the Shares) (a "U.S. Shareholder") is required to provide the Depositary with a correct Taxpayer Identification Number ("TIN"), which in the case of a Shareholder who is an individual is his or her social security number, on the Substitute Form W-9 provided herewith, and to certify under penalties of perjury, that such Shareholder is a U.S. person (including a resident alien), that the TIN provided is correct (or that such Shareholder is awaiting a TIN) and that (a) such Shareholder is exempt from backup withholding, or (b) such Shareholder has not been notified by the United States Internal Revenue Service (the "IRS") that such Shareholder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified such Shareholder that such Shareholder is no longer subject to backup withholding. If a U.S. Shareholder has been notified by the IRS that such Shareholder is subject to backup withholding, such Shareholder must cross out item 2 of the Substitute Form W-9, unless such Shareholder has since been notified by the IRS that such Shareholder is no longer subject to backup withholding. Failure to provide the information on the Substitute Form W-9 may subject a U.S. Shareholder to backup withholding on all payments made to the U.S. Shareholder pursuant to the Offer at a current rate of 28%. If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such Shareholder should write "Applied For" in the space provided for the TIN in the Substitute Form W-9, sign and date the Substitute Form W-9, and complete the Certificate of Awaiting Taxpayer Identification Number. If "Applied For" is written in the Substitute Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 28% on all payments made to the U.S. Shareholder pursuant to the Offer until a TIN is provided to the Depositary.

8. Miscellaneous

(a) If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for deposited PMI Shares, additional certificate numbers and number of deposited PMI Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

(b) The method of delivery of this Letter of Acceptance and Transmittal, share certificates and all other required documents is at the option and risk of the depositing Shareholder and the delivery will be deemed

made only when actually received by the Depositary. In all cases, sufficient time should be allowed to ensure timely delivery.

(c) If deposited PMI Shares are registered in different forms (e.g., 'John Doe' and 'J. Doe') a separate Letter of Acceptance and Transmittal should be signed for each different registration.

(d) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Acceptance and Transmittal (or facsimile hereof) waive any right to receive any notice of the acceptance of deposited PMI Shares for payment, except as required by applicable law.

(e) The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(f) Additional copies of the Offer and Offering Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at the address listed below.

(g) Identify the dealer or broker, if any, who solicited acceptance of the Offer by completing Block F on this Letter of Acceptance and Transmittal. Please present a list of beneficial holders, if applicable.

9. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to the transfer agent for the shares, as applicable, so that the transfer agent may provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the transfer agent for the shares may contact you. If your share certificate has been lost or destroyed, you must take the foregoing action sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the replacement certificate to be tendered to the Offer prior to the Expiry Time.

10. Depositary Delivery Address

This Letter of Acceptance and Transmittal and the certificates representing the PMI Shares for which the Offer has been accepted should be sent to the Depositary in accordance with the following instructions:

By Mail:	**By Registered Mail, Hand or by Courier**
P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attention: Corporate Actions	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions

Vancouver

510 Burrard Street
2nd Floor
Vancouver, BC
V6C 3B9
Inquires can be directed to:
Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com

Any questions and requests for assistance or additional copies of the Offer and Offering Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary at the address, telephone number or e-mail address shown above. Shareholders may also contact their broker, investment dealer, bank, trust company or other nominee for assistance.

82-35091

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer described in this Directors' Circular, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

PRIMARY METALS INC.

PRIMARY METALS INC.
DIRECTORS' CIRCULAR

RECOMMENDING

ACCEPTANCE

OF THE OFFER BY

SOJITZ TUNGSTEN RESOURCES, INC.,

a wholly-owned subsidiary of
SOJITZ CORPORATION

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES OF
PRIMARY METALS INC. ON THE BASIS OF

CDN$3.65 IN CASH PER COMMON SHARE

DIRECTORS' RECOMMENDATION

**THE BOARD OF DIRECTORS OF PRIMARY METALS INC.
UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER
AND TENDER THEIR COMMON SHARES TO THE OFFER.**

August 23, 2007

NOTICE TO NON-CANADIAN RESIDENTS

The Offer is made for securities of a Canadian issuer and, while the Offer is subject to Canadian disclosure requirements, shareholders should be aware that these Canadian requirements are different from those of the United States and other non-Canadian jurisdictions. The financial statements of Primary Metals Inc. have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies. The enforcement by shareholders of civil liabilities under the United States federal securities laws, or under other non-Canadian laws, may be affected adversely by the fact that Primary Metals Inc. is incorporated under the laws of the Province of British Columbia, and that a majority of its directors and officers and its financial advisors named herein are not residents of the United States, and that all or a substantial portion of its and their assets are located outside of the United States.

TABLE OF CONTENTS

AVAILABILITY OF DISCLOSURE DOCUMENTS

Primary Metals Inc. ("**PMI**" or the "**Company**") is a reporting issuer or the equivalent in the provinces of British Columbia and Alberta and files its continuous disclosure documents and other documents with such provincial securities regulatory authorities. The Company's continuous disclosure documents are available on SEDAR.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Directors' Circular constitute forward-looking statements. The use of any of the words "believe", "expect", "estimate", "will", "should", "intend", "forecast", "anticipate", or variations of such words or phrases and statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, and similar expressions are intended to identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to, statements concerning whether or not a Superior Proposal or Alternative Transaction (as such terms are defined below) may emerge, or the expectation as to what will happen to the PMI Shares (as defined below) that are not tendered under the Offer.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors described by the Offeror (as defined below) in the Offering Circular (as defined below) as filed with the applicable Canadian securities regulators and available on SEDAR. Readers are cautioned that this list of factors is not exhaustive. These forward-looking statements are based on a number of assumptions that may prove to be incorrect, and such forward-looking statements included herein should not be unduly relied upon.

In making these and other forward-looking statements, the Company's management has assumed that the PMI Insiders (as defined below) will tender all of their Shares to the Offer, that all required regulatory approvals can be obtained, that no Material Adverse Change (as defined below) will occur and that the Company will not be subject to any unexpected expenditures. Current management of the Company will not, however, have control over what happens following completion of the Offer. Actual results and developments may differ materially from those contemplated by the forward-looking statements, if any, if management's assumptions prove incorrect.

The forward-looking information contained in this Directors' Circular represents expectations of the directors of the Company as of the date of this Directors' Circular and, accordingly, is subject to change after such date. The Company expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

This Directors' Circular also includes certain forward-looking statements made by the Offeror. Such statements are forward-looking statements of the Offeror. See the Offering Circular for a discussion of certain risks, uncertainties and other factors related to the Offeror's forward-looking statements.

CURRENCY

All dollar references in this Directors' Circular are in Canadian dollars, unless otherwise indicated.

GLOSSARY OF TERMS

As used under this heading and elsewhere in this Directors' Circular, the following terms and expressions have the following meanings:

"Affiliate" has the meaning ascribed to that term in NI 45-106;

"Almonty" means Almonty LLC, a private limited liability Delaware company, the shares of which are owned equally by M. Lewis Black and Daniel G. D'Amato, directors of the Company;

"Almonty Agreement" means the agreement among PMI, Beralt and Almonty, more particularly described under the heading "*Agreements Relating to the Offer – Support Agreement – Almonty Agreement*";

"Alternative Transaction" means (i) any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, consolidation, reorganization, business combination, liquidation, dissolution or security exchange, (ii) any sale or acquisition of 20% or more of the fair market value of the assets of PMI on a consolidated basis, (iii) any sale or acquisition of 20% or more of the PMI Shares of any class or rights or interests therein or thereto, (iv) any sale of any material interest in any material mineral properties, (v) any similar business combination or transaction, of or involving PMI or any subsidiary of PMI, or (vi) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than the Offeror, excluding the Offer or any transaction to which the Offeror or an Affiliate of the Offeror is a party;

"Associate" has the meaning ascribed to that term in the *Securities Act* (Ontario), as amended from time to time;

"BCBCA" means the *Business Corporations Act* (British Columbia), as amended from time to time;

"Beralt" means Beralt Tin and Wolfram (Portugal) S.A., the Company's wholly-owned operating subsidiary;

"Board of Directors" or **"Board"** means the board of directors of the Company;

"Business Day" means any day except a Saturday, Sunday or statutory holiday in Toronto, Canada;

"Compulsory Acquisition" means the acquisition by the Offeror, pursuant to Section 300 of the BCBCA, of the PMI Shares not tendered to the Offer, provided that, within four months after the date of the Offer, the Offer is accepted by Shareholders holding not less than 90% of the outstanding PMI Shares and the Offeror acquires such deposited PMI Shares;

"Directors' Circular" means this directors' circular prepared by the Board of Directors in connection with the Offer;

"Effective Time" means the time on the Take-up Date that the Offeror shall have acquired ownership of and paid for PMI Shares pursuant to the terms of the Offer;

"Expiry Date" means October 2, 2007, unless the Offer is extended pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer", in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires;

"Expiry Time" means the Initial Expiry Time, unless the Offer is extended pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer", in which event the Expiry Time shall mean the latest time on which the Offer as so extended expires;

"Fairness Opinion" means the opinion of Capital West Partners dated as of August 3, 2007, addressed to the Board of Directors, that the proposed transaction contemplated by the Offer is fair, from a financial point of view, to Shareholders, a complete copy of which is attached to this Directors' Circular as Schedule A;

"Fully-Diluted Basis" means, with respect to the number of outstanding PMI Shares at any time, such number of outstanding PMI Shares calculated assuming that all PMI Options have been exercised to acquire PMI Shares;

"Governmental Authority" means (i) any international, multinational (including the European Union), national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, having jurisdiction over the affairs of PMI or its subsidiaries, (ii) any subdivision or authority of any of the foregoing having jurisdiction over the affairs of PMI or its subsidiaries, or (iii) any quasi-governmental or private body, including any stock exchange, in each case exercising any regulatory, expropriation or taxing authority, under or for the account of any of the above;

"Independent Committee" means the committee of the Board of Directors consisting of four independent directors, Jonathan Carter, Michael P. Raftery, James Robertson and Kerry M. Spong, formed pursuant to the provisions of Rule 61-501 to review payments proposed to be made to M. Lewis Black, the Chairman, C.E.O and a director of PMI;

"Initial Expiry Time" means 5:00 p.m. (Eastern time) on October 2, 2007;

"Letter of Acceptance and Transmittal" means the letter of acceptance and transmittal in the form (printed on yellow paper) accompanying the Offering Circular;

"Lock-Up Agreements" means the separate agreements between the Offeror and each of the PMI Insiders, pursuant to which the PMI Insiders have agreed to accept the Offer, subject to certain conditions;

"Material Adverse Change" means any change, effect, event or occurrence that is, or would reasonably be expected to be, material and adverse to the properties, assets, liabilities (whether absolute, accrued, conditional or otherwise), obligations, operations, business, affairs, results of operations or condition (financial or otherwise) of PMI and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence resulting from (i) the announcement of the execution of the Support Agreement or the transactions contemplated thereby or the performance of any obligation thereunder; (ii) changes in the Canadian or Portuguese economy or securities or currency markets in Canada, the United States or Portugal; (iii) changes in the industry in which PMI or its subsidiaries currently operate, to the extent that they do not disproportionately affect PMI and/or its subsidiaries; or (iv) any generally applicable changes in applicable laws (other than tax laws or regulations or the interpretation thereof), provided that for purposes of clause (iii) such effect does not primarily relate to (or have the effect of primarily relating only to) PMI or its subsidiaries, or disproportionately adversely affect PMI or its subsidiaries.

"Minimum Condition" means the condition of the Offer that, at the Expiry Time and at the time the Offeror first takes up PMI Shares under the Offer, there shall have been validly deposited or tendered under the Offer, and not withdrawn, such number of PMI Shares that constitutes at least 66 2/3% of the issued and outstanding PMI Shares (on a Fully-Diluted Basis), other than any PMI Shares owned by or on behalf of the Offeror or its Affiliates and Associates, and the votes attaching to which shall be qualified to be included as votes in favour of any Subsequent Acquisition Transaction in determining whether approval has been obtained in respect thereof;

"NI 45-106" means National Instrument 45-106, *Prospectus and Registration Exemptions*, of the Canadian Securities Administrators;

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form (printed on green paper) accompanying the Offer and the Offering Circular;

"Offer" means the formal take-over bid of the Offeror dated August 23, 2007 to acquire all of the PMI Shares, including any PMI Shares that are issued after the date of the Offer on the exercise of PMI Options, on the basis of Cdn$3.65 in cash for each PMI Share;

"Offering Circular" means the Offer and the accompanying take-over bid circular of the Offeror dated August 23, 2007 mailed to all of the holders of PMI Shares and PMI Options with respect to the Offer;

"Offeror" means Sojitz Tungsten Resources, Inc., a wholly-owned subsidiary of Sojitz;

"Optionholder" means a holder of PMI Options;

"Outside Date" means December 31, 2007, subject to the right of either the Company or the Offeror to postpone the Outside Date for up to an additional 20 Business Days (in increments if desired) if the required regulatory approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Authority, by giving written notice to the other party to such effect no later than 5:00 p.m. (Eastern time) on the date that is 10 Business Days (or such shorter period as is practical in the circumstances) prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing;

"Person" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited liability company, unlimited liability company, Governmental Authority, and a natural person in such person's capacity as trustee, executor, administrator or other legal representative;

"PMI" or the **"Company"** means Primary Metals Inc.;

"PMI Insiders" means Almonty, Daniel G. D'Amato, Christopher P. D'Amato, M. Lewis Black, James Robertson, Michael P. Raftery, Kerry M. Spong, Antonio d'Almeida Corrêa de Sá, Jonathan Carter and Donald Smith;

"PMI Options" means the outstanding incentive stock options of the Company to acquire up to an aggregate of 1,418,125 PMI Shares issued pursuant to the Stock Option Plan;

"PMI Shares" means the issued and outstanding common shares in the capital of PMI;

"Regulatory Approval Condition" means the condition to the Offer that any approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions to be obtained or received from any Governmental Authority (including, without limitation, those of any stock exchanges and other securities and regulatory authorities) that the Offeror reasonably determines are necessary or advisable in connection with the Offer and any Subsequent Acquisition Transaction or Compulsory Acquisition shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, including without limitation (i) the non-opposition decision by the Portuguese Competition Authority (Autoridade da Concorrência) or expiration of the applicable waiting periods instituted by Portuguese competition laws or otherwise imposed by the Portuguese Competition Authority; and (ii) all requisite approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions for the Offer and any Subsequent Acquisition Transaction or Compulsory Acquisition under any corresponding requirements of the competition regulatory authorities in other jurisdictions where the assets, revenues or operations of the Offeror and/or PMI and or their respective Affiliates in the particular jurisdiction are material, or the Offeror or PMI, or any director, officer, or employee of the Offeror or PMI would be subject to criminal penalties for failure to obtain such consent or clearance from such other Governmental Authority;

"Royalty Agreement" has the meaning given on page 7 of this Directors' Circular;

"Rule 61-501" means Ontario Securities Commission Rule 61-501, *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions*;

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators, pursuant to which information about the Company is available under the Company's profile at www.sedar.com;

"Shareholders" means the holders of PMI Shares;

"Sojitz" means Sojitz Corporation, a corporation governed by the laws of Japan;

"Stock Option Plan" means the Primary Metals Inc. 2003 stock option plan approved by the Board of Directors on September 12, 2003 and amended by the Board of Directors on September 17, 2004, August 24, 2005 and July 24, 2006, together with PMI's previous stock option plan, the Salish Ventures Inc. stock option plan, approved by the Board of Directors on March 11, 2003, pursuant to which PMI is authorized to grant PMI Options to acquire up to an aggregate of 2,467,051 PMI Shares, of which PMI Options to acquire 501,875 PMI Shares have been exercised, PMI Options to acquire 1,418,125 PMI Shares are outstanding and PMI Options to acquire 547,051 PMI Shares are available to be granted;

"Subsequent Acquisition Transaction" means, assuming that PMI Shares are taken up under the Offer, the acquisition by the Offeror, subject to applicable laws, of PMI Shares not tendered to the Offer, whether by amalgamation, statutory arrangement, amendment to articles, share consolidation, capital reorganization or other transaction involving the Company and the Offeror, or an Affiliate of the Offeror, such transaction to be completed within 120 days of the Expiry Date, at consideration per PMI Share at least equivalent in value to, and in the same form as, the consideration per PMI Share offered under the Offer;

"Superior Proposal" means an unsolicited bona fide Alternative Transaction proposed by a third party to PMI in writing after the date hereof: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the PMI Shares; (ii) that the Board of Directors has determined in good faith is reasonably capable of being completed, taking into account all legal, financial, regulatory (including any approvals required under the competition laws of Portugal or the European Union) and other aspects of such proposal and the party making such proposal; (iii) in respect of which any required financing to complete such Alternative Transaction has been demonstrated to the satisfaction of the Board of Directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), is reasonably likely to be obtained; (iv) that is not subject to any due diligence condition that provides for access to the books, records, personnel or properties of PMI for a period of more than five Business Days commencing and including on the day on which access is first given to the Person proposing such Alternative Transaction; (v) that is offered or made available to all Shareholders in Canada and the United States on the same terms; and (vi) in respect of which the Board of Directors has determined in good faith (after receipt of advice from its financial advisors with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such Alternative Transaction to Shareholders would be inconsistent with its fiduciary duties and (y) such Alternative Transaction taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer and the Support Agreement proposed by the Offeror);

"Support Agreement" means the support agreement dated August 3, 2007 among the Offeror, Sojitz and PMI;

"Take-up Date" means the date that the Offeror first takes up and acquires PMI Shares pursuant to the Offer;

"Termination Fee" has the meaning given on page 7 of this Directors' Circular; and

"TSXV" means the TSX Venture Exchange.

THE OFFER

This Directors' Circular is issued by the Board of Directors in response to the Offer being made by the Offeror to the Shareholders to purchase all of the outstanding PMI Shares, including those PMI Shares issued on exercise of PMI Options, upon the terms and subject to the conditions of the Offer as more particularly set forth in the Offering Circular accompanying this Directors' Circular. The Offer is also being made pursuant to the terms and conditions of the Support Agreement. See "*Agreements Relating to the Offer – Support Agreement*".

As described in the Offering Circular, the Offeror is offering to purchase all of the PMI Shares for cash consideration of Cdn$3.65 per PMI Share. The Offer is open for acceptance until the Expiry Time. No PMI Shares deposited under the Offer will be taken up and paid for pursuant to the Offer prior to the Expiry Time.

Each of the PMI Insiders has entered into a Lock-Up Agreement with the Offeror pursuant to which the PMI Insiders have agreed to tender to the Offer all of their PMI Shares, as well as the PMI Shares which they may acquire pursuant to the exercise of PMI Options, subject to certain exceptions. The PMI Insiders beneficially own or exercise control or direction over an aggregate of 6,953,841 PMI Shares, or 51.74% of the PMI Shares. In addition, the PMI Insiders collectively own PMI Options entitling them to acquire an additional 1,190,000 PMI Shares. Assuming exercise in full of the PMI Options which they hold, the PMI Insiders hold approximately 55% of the PMI Shares on a Fully-Diluted in-the-money basis. See "*Agreements Relating to the Offer – Lock-Up Agreements*".

The Offeror is a wholly-owned subsidiary of Sojitz, a Japanese company the shares of which are listed on the Tokyo Stock Exchange. Its business activities cover machinery and aerospace, energy and mineral resources, chemicals and plastics, real estate development, forest products and consumer lifestyle-related businesses. Sojitz employs over 19,000 people and has a market capitalization of approximately Cdn$5.3 billion.

For a more complete description of the terms and conditions of the Offer, the method of acceptance of the Offer and other information related to the Offer, the Offeror and Sojitz, reference should be made to the Offering Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery which accompany this Directors' Circular.

All information provided in this Directors' Circular relating to Sojitz and the Offeror is derived from information contained in the Offering Circular and other information made available by Sojitz. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD, IN CONSULTATION WITH ITS FINANCIAL AND LEGAL ADVISORS, HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO SHAREHOLDERS AND THAT THE OFFER IS IN THE BEST INTERESTS OF PMI AND THE SHAREHOLDERS. THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR PMI SHARES TO THE OFFER.

Shareholders should consider the Offer carefully and come to their own conclusions as to whether to accept or reject the Offer, and as to the adequacy of the consideration to be received for their PMI Shares. Shareholders who are in doubt as to how to respond to the Offer should consult their investment dealer, stockbroker, bank manager, lawyer or other professional advisors. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors. For assistance in accepting the Offer, contact the depository for the Offer or Georgeson, the Offeror's information agent, as described in the Offering Circular.

REASONS FOR THE RECOMMENDATION

The Board has carefully considered all aspects of the Offer and has received the benefit of advice from its financial and legal advisors. In reaching its decision to recommend that Shareholders accept the Offer, the Board of Directors considered a number of factors, including the following:

- *Attractive Offer*: The Offer price of Cdn$3.65 per PMI Share represents a 59% premium over the 30-day weighted average trading price of PMI Shares on the TSXV as at August 2, 2007, the last trading day prior to the public announcement by PMI of the execution of the Support Agreement in which the Offeror agreed to make the Offer, and a 38% premium to the closing price of the PMI Shares on that date.

- *Immediate Liquidity*: The 100% cash consideration provides immediate liquidity for the PMI Shares.

- *Fairness Opinion*: The Fairness Opinion, addressed to the Board, concluded that, as of the date of the Fairness Opinion and subject to the assumptions, explanations and limitations set out therein, the proposed transaction contemplated by the Offer is fair, from a financial point of view, to the Shareholders. See "*Fairness Opinion*".

- *Ability to Respond to Superior Proposal*: Under the Support Agreement, the Board remains able to respond, in accordance with its fiduciary duties, to any unsolicited proposals that are more favourable than the Offer. In the event that the Company receives a Superior Proposal, the termination fee payable to the Offeror in connection with a change in recommendation or termination of the Support Agreement is reasonable in the circumstances and not preclusive of other proposals. See "*Agreements Relating to the Offer – Support Agreement – Termination Fee*".

- *Consideration of Alternatives*: With the assistance of its financial and legal advisors, the Board carefully considered alternatives to the Offer in order to maximize value for the Shareholders. The Board believes that the Offer represents the best means to maximize value for the Shareholders.

- *Acceptance by PMI Insiders*: Pursuant to the Lock-Up Agreements, the PMI Insiders have agreed to tender to the Offer the PMI Shares which they own, as well as those PMI Shares which they may acquire pursuant to the exercise of PMI Options, subject to certain exceptions. Assuming exercise in full of the PMI Options which they hold, the PMI Insiders hold approximately 55% of the PMI Shares on a Fully-Diluted in-the-money basis.

In the course of its deliberations, the Board also identified and considered a variety of risks and potentially negative factors relating to the Offer. On balance, none of these negative factors, alone or taken together, were considered to outweigh the benefits of the Offer to the Shareholders.

The discussion of the information and factors considered by the Board and described in this Directors' Circular is not intended to be exhaustive, but is believed to include all material factors considered by the Board. In addition, in reaching the determination to recommend acceptance of the Offer, the Board did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given different weights to different factors.

FAIRNESS OPINION

The Board retained Capital West Partners as its independent financial advisor to provide advice and assistance to the Board in evaluating the Offer and to prepare and deliver to the Board the Fairness Opinion. Prior to retaining Capital West Partners, the Board considered its qualifications and concluded that Capital West Partners was qualified to provide the services requested. Neither Capital West Partners nor any of its Associates or Affiliates is an insider, Associate or Affiliate of PMI, Sojitz or the Offeror. Capital West Partners has not provided any financial advisory services to, or participated in any financing involving, PMI, Sojitz, the Offeror or any of their respective Associates or Affiliates during the past 24 months, except that Capital West Partners provided advisory services to a special committee of the Board of Directors in the spring of 2007 in connection with the negotiation of the Almonty Agreement, including providing its opinion that the Almonty Agreement is fair, from a financial point of view, to the Shareholders other than Almonty. See "*Agreements Relating to the Offer – Support Agreement – Almonty Agreement*".

Pursuant to the terms of its engagement letter with PMI, Capital West Partners is to be paid a fee for its services as financial advisor, and PMI has also agreed to indemnify Capital West Partners against certain liabilities, and to reimburse Capital West Partners for reasonable out-of-pocket expenses.

On August 3, 2007, Capital West Partners delivered the Fairness Opinion to the Board, which concluded that, as of August 3, 2007 and subject to the assumptions, explanations and limitations set out in the Fairness Opinion, the proposed transaction contemplated by the Offer is fair, from a financial point of view, to the Shareholders.

In considering the fairness of the Offer from a financial point of view to the Shareholders, Capital West Partners principally relied upon an analysis of PMI that included analyses of comparable company trading, precedent transactions, and a discounted cash flow model, and other fairness considerations, including a comparison of the consideration offered under the Offer to the recent trading prices of the PMI Shares and a comparison of the premium offered under the Offer to premiums offered in similar transactions in the mining sector in the past two years.

The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Schedule A to this Directors' Circular. Capital West Partners provided the Fairness Opinion for the information and assistance of the Board in connection with its consideration of the Offer as of the date of the Fairness Opinion. The Fairness Opinion addresses only the fairness, from a financial point of view, of the consideration per PMI Share under the Offer to the Shareholders and is not a recommendation as to whether or not Shareholders should tender their PMI Shares in connection with the Offer. As described above, the Fairness Opinion was one of several factors taken into consideration by the Board of Directors in making its unanimous determination to approve the Offer and recommend that the Shareholders accept it.

BACKGROUND TO THE OFFER

On March 13, 2007, the Board of Directors was informed that very preliminary expressions of interest had been received from a company interested in the possible purchase of PMI and from another company interested in a possible merger with PMI. The Board requested additional information in writing so that the matter could be properly considered.

On May 30, 2007, PMI received an unsolicited written non-binding letter of intent from Sojitz, in which Sojitz expressed an interest in pursuing a possible acquisition of all of the outstanding PMI Shares for cash, on the basis of the Canadian dollar equivalent of US$3.465 per PMI Share, to be determined as of the date of the signing of the Support Agreement. The letter of intent outlined, on a non-binding basis, the manner in which Sojitz proposed to conduct due diligence in respect of PMI and to enter into exclusive negotiations with PMI of the terms of a definitive support agreement. The Board of Directors met on May 30 and again on May 31, 2007 to consider the Sojitz proposal.

The Board determined at the May 30, 2007 meeting to engage Capital West Partners to act as its independent financial advisor and Bull, Housser & Tupper LLP to act as special counsel, to work with PMI's regular counsel, DuMoulin Black LLP, to provide advice and assistance to the Board in respect of the Sojitz proposal.

After receiving advice from legal counsel as to the duties of the Board of Directors generally and particularly in the context of a change of control transaction, the Board discussed whether to permit Sojitz to conduct due diligence in respect of PMI and, if so, on what terms and whether an auction process or other strategic alternative should be initiated.

The Board, after consulting with its legal and financial advisors, concluded that an auction process with respect to the sale of PMI would not be in the best interests of PMI and the Shareholders, as it would potentially result in the withdrawal of the letter of intent, would result in additional delay and market and operational risks, and would not likely yield a superior offer to that proposed in the letter of intent. After considering the foregoing and the terms of the letter of intent and the risks and alternatives available to PMI, the Board instructed counsel to negotiate with Sojitz an appropriate letter of intent and a confidentiality and standstill agreement to permit Sojitz to conduct its due

diligence in respect of PMI and to provide for an exclusivity period during which the parties could attempt to negotiate a satisfactory agreement with respect to a transaction.

On June 1, 2007, the Board met again to approve the final form of a letter of intent, and PMI and Sojitz entered into a letter of intent and a confidentiality and standstill agreement.

On June 6, 2007, PMI formally retained Capital West Partners as its exclusive financial advisor in connection with the transaction.

During the period from June 6 to August 2, 2007, Sojitz and its legal, financial and other advisers conducted due diligence in respect of PMI, and PMI and Sojitz and their respective legal counsel engaged in negotiations regarding the terms of the Support Agreement.

On August 3, 2007, the Board met with its management, legal counsel and Capital West Partners to review the terms of the final draft Support Agreement and related matters. Legal counsel updated the Board regarding the status of negotiations and the material terms of the draft Support Agreement. Capital West Partners presented its analysis and findings to the Board and provided its verbal opinion to the Board that the proposed transaction contemplated by the Offer is fair, from a financial point of view, to the Shareholders.

After considering the Fairness Opinion, the advice of its legal advisors, the terms of the Support Agreement (including the financial terms and the terms permitting the Board to deal with a Superior Proposal) and its duties and responsibilities to PMI and the Shareholders, the Board unanimously approved the Support Agreement and related matters and (i) determined that the consideration to be received by Shareholders under the Offer is fair, from a financial point of view, to the Shareholders, (ii) determined that the Offer is in the best interests of PMI and the Shareholders, and (iii) resolved to recommend that Shareholders accept the Offer.

AGREEMENTS RELATING TO THE OFFER

Support Agreement

On August 3, 2007, Sojitz, the Offeror and PMI entered into the Support Agreement, which sets out the terms and conditions upon which the Offer is to be made by the Offeror. The following is a summary of the principal terms of the Support Agreement. This summary is qualified in its entirety by the full text of the Support Agreement filed by the Company with the Canadian securities regulatory authorities and available under the Company's profile on SEDAR.

The Offer

Under the terms of the Support Agreement, it was agreed that the Offeror will make the Offer, which will expire no earlier than 5:00 p.m., Eastern time, on the 36th day after the Offer is commenced, provided that the Offeror may, in its sole discretion, extend the Offer if certain conditions to the Offer have not been satisfied or waived.

Subject to the satisfaction or waiver of certain conditions which are described in Section 4 of the Offer, "Conditions of the Offer", the Offeror shall within the time periods required by law take up and pay for all PMI Shares validly tendered (and not properly withdrawn) pursuant to the Offer as soon as practicable after the Expiry Time. Pursuant to the Support Agreement, the Offeror shall use all reasonable commercial efforts to consummate the Offer, subject only to the terms and conditions thereof, the Support Agreement and applicable laws.

Waiver of Terms and Conditions of the Offer

The Support Agreement provides that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided, however, that the Offeror shall not, without the prior written consent of PMI: (i) increase the Minimum Condition; (ii) decrease the consideration per PMI Share; (iii) change the form of consideration payable under the Offer (other than to add additional consideration); (iv) decrease the number of PMI Shares in respect of which the Offer is made; or (v) impose additional conditions to the Offer or otherwise vary the Offer (or any terms

or conditions thereof) in a manner which is adverse to the Shareholders. The Offeror may decrease or waive the Minimum Condition if more than 50% of the outstanding PMI Shares have been deposited to the Offer and not withdrawn, provided that the Offeror issues a press release at least three Business Days before taking up any PMI Shares announcing its intention to do so, and extends the Offer for 10 days to give Shareholders a further opportunity to tender their PMI Shares to the Offer.

Support for the Offer

PMI has agreed to support the Offer on the terms set forth in the Support Agreement. PMI has represented to the Offeror in the Support Agreement that the Board of Directors: (i) has received the Fairness Opinion that, as of the date thereof, the proposed transaction contemplated by the Offer is fair, from a financial point of view, to the Shareholders; (ii) has, following receipt of the Fairness Opinion and consultation with its financial and legal advisors, determined that the consideration per PMI Share offered pursuant to the Offer is fair to Shareholders and the Offer is in the best interests of PMI and the Shareholders; (iii) has resolved to recommend acceptance of the Offer by the Shareholders; and (iv) has approved the Support Agreement.

PMI has also agreed to prepare and file this Directors' Circular setting forth the recommendation of the Board of Directors described above and including the Fairness Opinion.

Performance of the Offeror

Under the Support Agreement, Sojitz has agreed to cause the Offeror to comply with all of the Offeror's obligations in the Support Agreement.

Outstanding PMI Options

The terms of the Stock Option Plan provide that when the Offer is made all PMI Options will become fully vested and exercisable by the Optionholders. Pursuant to the Support Agreement, the Company has also agreed that the expiry date of PMI Options will be accelerated, such that any PMI Options which are not exercised by 5:00 p.m. (Eastern time) on the last Business Day prior to the Expiry Date shall then expire, conditional upon the Offeror taking up and paying for PMI Shares under the Offer.

The Offeror has agreed to make available to the Optionholders a loan facility in order to assist the Optionholders with the exercise of their PMI Options prior to the Expiry Date.

The Board of Directors has agreed that it will not, prior to completion of the Offer, grant any additional PMI Options.

Reconstitution of Board of Directors

Immediately following the acquisition by the Offeror of such number of PMI Shares as is at least equal to the Minimum Condition, if so requested by the Offeror, PMI shall facilitate the reconstitution of the Board of Directors (and those of its subsidiaries) through resignations of some or all of PMI's directors and the appointment of nominees of the Offeror.

Representations and Warranties of PMI

PMI has made certain customary representations and warranties in the Support Agreement in respect of the following matters, among others: (i) organization and qualification to carry on business; (ii) authority relative to the Support Agreement; (iii) absence of conflict or breach and required consents; (iv) capitalization; (v) ownership of subsidiaries; (vi) filing of reports with securities regulatory authorities; (vii) financial statements; (viii) material contracts; (ix) disclosure of litigation; (x) books and records; (xi) absence of changes; (xii) employment matters; (xiii) tax matters; (xiv) insurance; (xv) real property; and (xvi) environmental matters.

Non-Solicitation/Superior Proposal

Pursuant to the Support Agreement, PMI has agreed that it will not, directly or indirectly, through any officer, director, employee, representative or agent of PMI or any of its subsidiaries: (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Alternative Transaction, (ii) participate in any substantive discussions or negotiations regarding an Alternative Transaction, (iii) provide any confidential information relating to PMI or any of its subsidiaries to any Person in connection with an Alternative Transaction, (iv) withdraw or modify in a manner adverse to the Offeror the approval and recommendation of the Board of Directors of the Offer, (v) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, or remain neutral with respect to, any Alternative Transaction, (vi) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, understanding or arrangement in respect of an Alternative Transaction.

However, nothing shall prevent the Board of Directors from entering into an agreement or engaging in discussions or negotiations with or furnishing information to any Person who has made a bona fide, written proposal regarding an Alternative Transaction that constitutes, or could reasonably be expected to result in, a Superior Proposal.

PMI has agreed that, in such case, prior to providing such Person with confidential information, PMI shall obtain from such Person an executed confidentiality and standstill agreement which restricts such Person from acquiring, or publicly announcing an intention to acquire, any PMI Shares or other securities or assets of PMI (other than pursuant to a Superior Proposal) for a period of not less than two years from the date of such agreement. PMI has agreed to send a copy of any such confidentiality and standstill agreement to the Offeror promptly upon its execution and to provide the Offeror with a list of or copies of, any information provided to such Person.

PMI has agreed to promptly notify the Offeror, at first orally and then in writing, of any proposed Alternative Transaction or inquiry that could reasonably be expected to lead to a Superior Proposal, or any request for non-public information or access to the books and records of PMI in connection with an Alternative Transaction by any Person that informs PMI that it is considering making, or has made, a proposal regarding an Alternative Transaction. PMI will provide the Offeror with description of the terms and conditions and the identity of such Person and a copy of all documentation relating to any such proposed Alternative Transaction or inquiry and will keep the Offeror informed of any change to the terms of any such Alternative Transaction or inquiry.

Right to Match

In the Support Agreement, PMI covenants that it will not change the recommendation to the Shareholders to accept the Offer, or accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Alternative Transaction unless (i) the Alternative Transaction constitutes a Superior Proposal; and (ii) PMI has provided the Offeror with notice in writing that there is a Superior Proposal, together with all documents detailing the Superior Proposal.

If the Board of Directors believes that the Alternative Transaction constitutes a Superior Proposal, it has agreed to give the Offeror 72 hours' advance notice of any decision to charge the recommendation to Shareholders to accept the Offer, or enter into an agreement, arrangement or understanding (other than a confidentiality and standstill agreement) in respect of an Alternative Transaction, during which time the Offeror will have the right (but not the obligation) to amend the terms of the Offer. The Board of Directors will review any proposal by the Offeror to amend the terms of the Offer, including an increase in, or modification of, the consideration to be received by the Shareholders, to determine whether the Alternative Transaction to which the Offeror is responding would be a Superior Proposal when assessed against the Offer as it is proposed to be amended. If the Board of Directors determines that the proposed Alternative Transaction is not after all a Superior Proposal, it will promptly reaffirm the recommendation to the Shareholders to accept the Offer, as so amended.

Termination

The Support Agreement may be terminated (provided that the terminating party was not in default of its obligations in the Support Agreement) in the following circumstances: (i) by the Offeror if any condition to take up of PMI Shares is not satisfied or waived by the Offeror on or prior to the Expiry Time; (ii) by PMI if the Offeror shall not have performed in all material respects any covenant to be performed by it under the Support Agreement or if any representation or warranty of the Offeror shall have been or become untrue in any material respect (unless such non-performance or breach is remedied as provided for in the Support Agreement); (iii) by the Offeror if PMI shall not have performed in all material respects any covenant to be performed by it under the Support Agreement or if any representation or warranty of PMI shall have been or become untrue to the extent that the non-performance or failure would cause a Material Adverse Change or materially adversely affect the Offeror (unless such non-performance or breach is remedied as provided for in the Support Agreement); (iv) by the Offeror if the Board of Directors withdraws or modifies the recommendation to the Shareholders to accept the Offer or approves or recommends an Alternative Transaction or enters into a binding written agreement in respect of an Alternative Transaction (other than a confidentiality and standstill agreement); (v) by PMI if, subject to satisfaction or waiver by the Offeror of the conditions in the Support Agreement, PMI Shares deposited under the Offer have not, for any reason whatsoever, been taken up and paid for on or before 10 days after the Expiry Time; (vi) by PMI in order to enter into a binding written agreement with respect to a Superior Proposal; or (vii) by either party if the Expiry Date does not occur on or prior to the Outside Date, provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the party terminating this Agreement.

Termination Fee

Provided that there is no material breach by the Offeror of a provision of the Support Agreement in any material respect, PMI has agreed to pay to the Offeror the sum of Cdn$2,000,000 (the "**Termination Fee**") within ten Business Days of the occurrence of any of the following events: (i) the Offer shall have expired and not been consummated by reason of a condition to the Offer not being satisfied or waived by the Offeror, other than the failure to satisfy or waive the Minimum Condition or the Regulatory Approval Condition; (ii) PMI has not performed in all material respects any of its covenants in the Support Agreement, or any representation or warranty of PMI shall have been or become untrue, to the extent that it shall cause a Material Adverse Change or materially adversely affect the Offeror (unless such breach or non-performance is remedied as provided for in the Support Agreement); (iii) the Board of Directors withdraws its recommendation to the Shareholders to accept the Offer or approves or recommends an Alternative Transaction or enters into a binding written agreement in respect of an Alternative Transaction (other than a confidentiality and standstill agreement).

The Offeror has agreed to pay the Termination Fee to PMI in either of the following circumstances: (i) the Offeror fails to perform in all material respect any covenant to be performed by it under the Support Agreement, or if any representation or warranty of the Offeror shall have been or become untrue in any material respect (unless such non-performance or breach is remedied by the Offeror as provided for in the Support Agreement); and (ii) subject to satisfaction or waiver by the Offeror of the conditions in the Support Agreement, PMI Shares deposited under the Offer have not, for any reason whatsoever, been taken up and paid for on or before 10 days after the Expiry Time.

Almonty Agreement

On May 29, 2007, the Company announced that it had entered into the Almonty Agreement, effective June 1, 2007, subject to approval of the TSXV and the approval of the holders of a majority of the PMI Shares, other than those held by Almonty and its Affiliates and any other Person acting jointly or in concert with them. In the Almonty Agreement, the Company, Beralt and Almonty agreed to terminate, effective June 1, 2007, the royalty agreement among PMI, Beralt, Almonty dated May 16, 2007 (the "**Royalty Agreement**"), pursuant to which Almonty is entitled to share in Beralt's revenues from the sale of tungsten concentrate produced by Beralt's Panasqueira mine in Portugal and had been receiving approximately Cdn$240,000 per month from tungsten concentrate sales. Prior to M. Lewis Black and Daniel G. D'Amato joining the Board as representatives of Almonty, the Company had entered into the Royalty Agreement, which included payment by Almonty of certain capital lease obligations of the Company and the provision of an optional line of credit. It also included the negotiation by Almonty of a significant improvement of the terms of tungsten concentrate sales by the Company, at a time when the Company was experiencing serious financial difficulties. In exchange for the termination of Almonty's rights under the Royalty

Agreement, the Almonty Agreement provides for the payment by Beralt to Almonty of total consideration of Cdn$2,000,000 in cash, and Cdn$1,000,000 payable by the issuance to Almonty of 437,981 PMI Shares, determined by dividing Cdn$1,000,000 by Cdn$2.2832, being the volume-weighted average trading price of the PMI Shares on the TSXV for the 10 trading days prior to the announcement of the transaction on May 29, 2007.

Pursuant to the Support Agreement, the Offeror has agreed that, if the Offeror takes up and pays for PMI Shares, it will use reasonable commercial efforts to amend the consideration payable under the Almonty Agreement, to be a cash amount of Cdn$3,000,000 (less certain royalty payments and applicable withholding taxes) subject to regulatory and Shareholder approval. The Offeror has agreed to vote all PMI Shares which it acquires in favour of the approval of the Almonty Agreement, as proposed to be amended, unless the TSXV requires that such PMI Shares be excluded for the purpose of determining approval.

Second-Stage Transaction

If the Offeror takes up and pays for any PMI Shares pursuant to the Offer, the Offeror has agreed to use commercially reasonable efforts to acquire, and the Company has agreed to use its best efforts to assist the Offeror in acquiring, the balance of the PMI Shares either by Compulsory Acquisition or by means of a Subsequent Acquisition Transaction, in either case for cash consideration per PMI Share not less than the consideration paid pursuant to the Offer.

Lock-Up Agreements

On August 3, 2007, the Offeror entered into a Lock-Up Agreement with each of the PMI Insiders, who collectively hold an aggregate of 6,953,841 PMI Shares and PMI Options to acquire a further 1,190,000 PMI Shares. Assuming exercise in full of the PMI Options which they hold, the PMI Insiders hold approximately 55% of the PMI Shares on a Fully-Diluted in-the-money basis. Under the terms of the Lock-Up Agreements, the PMI Insiders have agreed to tender all of their PMI Shares (together with any PMI Shares they may acquire upon the exercise of PMI Options) to the Offer, and not to withdraw such PMI Shares from the Offer except in certain circumstances.

The Lock-Up Agreements expressly do not require any of the PMI Insiders who is a director or officer of PMI to take or in any way limit any action that such person may take in his capacity as a director or officer, or from exercising his fiduciary duties as a director or officer of PMI.

The Lock-Up Agreements may be terminated in certain circumstances, including by the PMI Insiders in the event that: (i) the Support Agreement is terminated in accordance with its terms (including a Superior Proposal being made and the Offeror failing to increase the consideration offered under the Offer to a price equal to or greater than that offered under the Superior Proposal); (ii) if the Offeror takes up any PMI Shares under the Offer and fails to take up all PMI Shares tendered and not withdrawn within the time prescribed by applicable laws; or (iii) the Offer is withdrawn or the Offer consideration is reduced to an amount less than the current Offer price of Cdn$3.65 per PMI Share.

SHARE CAPITAL OF PMI

The authorized share capital of PMI consists of an unlimited number of PMI Shares. As of August 23, 2007, there were a total of 13,440,259 PMI Shares issued and outstanding. The PMI Shares are listed and posted for trading on the TSXV under the symbol "PMI" and quoted on the Frankfurt Exchange under WKN A0BLR7.

In addition, as of August 23, 2007, there were PMI Options outstanding entitling the holders thereof to acquire a total of up to 1,418,125 PMI Shares, of which 1,368,125 are in-the-money. As a consequence of the Offer, all previously unvested PMI Options will vest and become exercisable, and the expiry date of all PMI Options will be accelerated to the last Business Day prior to the Expiry Date. Other than the PMI Options, there are no other options, warrants or other rights outstanding to acquire any PMI Shares.

OWNERSHIP OF SECURITIES OF PMI BY DIRECTORS, SENIOR OFFICERS AND PRINCIPAL SHAREHOLDERS

PMI Shares

The following table sets forth the name and position with PMI of each director and senior officer of PMI and, to the knowledge of PMI after reasonable enquiry, each person holding more than 10% of the outstanding PMI Shares, and their respective Associates and persons acting jointly or in concert with PMI, and the number and percentage of outstanding PMI Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person.

Name	Position Held	Number of PMI Shares Owned or Over Which Control or Direction is Exercised[(1)(2)]	Percentage of Outstanding PMI Shares
M. Lewis Black	Chairman, C.E.O., Director	2,820,065[(3)]	20.98
Jonathan Carter	President, Director	551,845	4.11
Kerry M. Spong	Director	17,000	0.13
James Robertson	Director	650,866[(4)]	4.84
Michael P. Raftery	Director	94,000	0.70
Daniel G. D'Amato	Director	2,820,065[(3)]	20.98
Christopher P. D'Amato	Director	Nil	-
António d'Almeida Corrêa de Sá	Director	Nil	-
Donald J. A. Smith	C.F.O., Secretary	Nil	-
Total:		**6,953,841**	**51.74**

Notes:

(1) The information as to securities beneficially owned or over which control and direction is exercised by each director and senior officer and by their respective Associates, not being within the knowledge of PMI, has been furnished by the respective directors and senior officers individually.

(2) Without giving effect to the exercise of any PMI Options.

(3) These PMI Shares are held in the name of Almonty, the shares of which are owned equally by M. Lewis Black and Daniel G. D'Amato, directors of the Company. Almonty holds a total of 5,640,130 PMI Shares.

(4) Of these, 30,000 PMI Shares are held in the name of Blackfriars Investments Inc., a company wholly-owned by Mr. Robertson.

PMI Options

The following table sets forth the name of each director or officer of PMI and the number and percentage of outstanding PMI Options which he holds.

Name	Number of PMI Options Held	Percentage of Outstanding PMI Options
M. Lewis Black	255,000	17.98
Jonathan Carter	155,000	10.93
Kerry M. Spong	75,000	5.29
James Robertson	125,000	8.81
Michael P. Raftery	100,000	7.05
Daniel G. D'Amato	255,000	17.98
Christopher P. D'Amato	100,000	7.05
Antonio d'Almeida Corrêa de Sá	50,000	3.53
Donald J. A. Smith	75,000	5.29
Total:	**1,190,000**	**83.91**

INTENTIONS WITH RESPECT TO THE OFFER

To the knowledge of the Company, as of the date of this Directors' Circular, the directors and senior officers of PMI, and to the knowledge of the directors and senior officers of PMI after reasonable enquiry, any of their respective Associates or any person holding more than 10% of the outstanding PMI Shares, and any person acting jointly or in concert with PMI, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of

6,953,841 PMI Shares, representing 51.74% of the issued and outstanding PMI Shares, as well as PMI Options entitling them to purchase an aggregate of 1,190,000 additional PMI Shares. Assuming exercise in full of the PMI Options which they hold, the PMI Insiders hold approximately 55% of the PMI Shares on a Fully-Diluted in-the-money basis.

Each of the PMI Insiders has entered into a Lock-Up Agreement, in which he or it has agreed to accept the Offer and deposit all of his or its PMI Shares under the Offer (including any PMI Shares issued upon exercise of outstanding PMI Options held by him or it), subject to the terms thereof.

TRADING IN SECURITIES OF PMI

Except as set out below, none of PMI or the directors or senior officers of PMI or, to the knowledge of the directors and senior officers of PMI after reasonable enquiry, any of their respective Associates or any person holding more than 10% of the outstanding PMI Shares, or any person acting jointly or in concert with PMI, has traded any PMI Shares during the six months preceding the date hereof.

Name	Date of Trade (dd/mm/yy)	Number of PMI Shares Acquired / (Sold)	Price Per PMI Share (Cdn$)
Daniel G. D'Amato[(1)]	22/03/07	(25,000)	2.20
M. Lewis Black[(1)]	22/03/07	(25,000)	2.20
Daniel G. D'Amato[(1)]	23/03/07	(25,000)	2.25
M. Lewis Black[(1)]	23/03/07	(25,000)	2.25
Daniel G. D'Amato[(1)]	03/05/07	(3,250)	2.62
M. Lewis Black[(1)]	03/05/07	(3,250)	2.62
Kerry M. Spong	15/03/07	(1,800)	2.30
Kerry M. Spong	15/03/07	(2,000)	2.35
Kerry M. Spong	26/03/07	(2,500)	2.40
Jonathan Carter	23/03/07	(25,000)	2.30
Jonathan Carter	05/04/07	(20,000)	2.45
Jonathan Carter	10/04/07	(20,000)	2.45
Jonathan Carter	17/04/07	(10,000)	2.55

Note:

(1) These shares were held in the name of Almonty, the shares of which are owned equally by M. Lewis Black and Daniel G. D'Amato, directors of the Company.

ISSUANCES OF SECURITIES OF PMI

Except as set out below, no PMI Shares (or securities convertible into PMI Shares) have been issued to the directors or senior officers of PMI or, to the knowledge of the directors and senior officers of PMI after reasonable enquiry, their respective Associates, during the two years preceding the date hereof.

Name	Date of Transaction (dd/mm/yy)	Nature of Transaction	Number of PMI Shares/PMI Options Acquired	Exercise Price Per PMI Share (Cdn$)
M. Lewis Black	25/08/05	Grant of PMI Options	255,000 PMI Options	2.15
Daniel G. D'Amato	25/08/05	Grant of PMI Options	255,000 PMI Options	2.15
Christopher P. D'Amato	26/08/05	Grant of PMI Options	100,000 PMI Options	2.15
Kerry M. Spong	04/10/05	Exercise of PMI Options	50,000 PMI Shares	0.51
Daniel G. D'Amato / M. Lewis Black[(1)]	05/12/05	Exercise of warrants of PMI	250,000 PMI Shares	0.30
Daniel G. D'Amato / M. Lewis Black[(1)]	09/05/06	Exercise of warrants of PMI	500,000 PMI Shares	0.30
Antonio d'Almeida Corrêa de Sá	09/09/06	Grant of PMI Options	50,000 PMI Options	2.88
Kerry M. Spong	20/09/06	Exercise of PMI Options	25,000 PMI Shares	0.51
James Robertson	20/09/06	Exercise of PMI Options	100,000 PMI Shares	0.10

Name	Date of Transaction (dd/mm/yy)	Nature of Transaction	Number of PMI Shares/PMI Options Acquired	Exercise Price Per PMI Share (Cdn$)
James Robertson[2]	20/09/06	Exercise of PMI Options	30,000 PMI Shares	0.20
Donald J. A. Smith	30/10/06	Grant of PMI Options	75,000 PMI Options	2.80
Daniel G. D'Amato / M. Lewis Black[1]	22/03/07	Exercise of warrants of PMI	450,000 PMI Shares	0.30

Notes:

(1) These shares were acquired by Almonty.

(2) These shares were acquired by Blackfriars Investments Inc., a company wholly-owned by James Robertson.

OWNERSHIP OF SECURITIES OF THE OFFEROR AND SOJITZ

None of PMI or the directors or senior officers of PMI or, to the knowledge of the directors and senior officers of PMI after reasonable enquiry, any of their respective Associates, any person holding more than 10% of the outstanding PMI Shares or any person acting jointly or in concert with PMI, beneficially owns, directly or indirectly, or exercises control or direction over, any securities of the Offeror, Sojitz or any of their Affiliates.

RELATIONSHIP BETWEEN THE OFFEROR, SOJITZ AND THE DIRECTORS AND SENIOR OFFICERS OF PMI

Except as provided in the Support Agreement and the Lock-Up Agreements and as described below, there is no arrangement, agreement, commitment or understanding made or proposed to be made between the Offeror and any of the directors or senior officers of PMI relating to any matter, including any payment or other benefit proposed to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful. None of the directors or senior officers of PMI is also a director or senior officer of the Offeror or Sojitz or any of their respective subsidiaries.

Antonio d'Almeida Corrêa de Sá

Antonio d'Almeida Corrêa de Sá, a director of PMI, currently provides consulting services to Beralt as its Vice President, for which he receives the sum of €5,000 per month, as well as a car allowance of €1,300 per month. Mr. Corrêa de Sá has agreed with the Offeror that he will continue to provide these consulting services to Beralt, for the same consideration, following completion of the Offer for an indefinite period.

M. Lewis Black

M. Lewis Black, the Chairman, C.E.O. and a director of PMI, currently provides consulting services to Beralt, for which he receives the sum of €5,000 per month as reimbursement of rental costs of an apartment in Portugal, as well as a car allowance of €2,000 per month. Mr. Black has agreed with the Offeror that, from the period following the completion of the Offer until March 31, 2008, he will continue to provide these consulting services to Beralt, in consideration of receiving a total amount not greater than €135,000. As well, Mr. Black will continue to receive a car allowance of €2,000 per month.

Mr. Black beneficially owns 2,820,065 PMI Shares, which are held in the name of Almonty, and which represent approximately 20.98% of the issued and outstanding PMI Shares. In addition, Mr. Black owns PMI Options entitling him to acquire an additional 255,000 PMI Shares, at an exercise price of Cdn$2.15 per PMI Share. As a result, Mr. Black is expected to receive Cdn$11,223,987 on the sale pursuant to the Offer of the PMI Shares which he owns, and those he will receive on exercise of his PMI Options.

The Independent Committee has reviewed the details of the expected payments to Mr. Black outlined above, and has determined, acting in good faith and pursuant to Rule 61-501, that such payments to be received by Mr. Black, net of any offsetting costs to Mr. Black (the only of which the Independent Committee was aware being the exercise price of his PMI Options in the aggregate amount of Cdn$548,250) was less than 5% of the value of the consideration to be received by Mr. Black in connection with the Offer.

Arrangements with Optionholders

The Offeror has agreed to make available to the Optionholders a loan facility in order to assist the Optionholders with the exercise of their PMI Options prior to the Expiry Date.

ARRANGEMENTS BETWEEN PMI AND ITS DIRECTORS AND SENIOR OFFICERS

There is no arrangement, agreement, commitment or understanding made or proposed to be made between PMI and any of the directors or senior officers of PMI, including any payment or other benefit proposed to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful, except as described below.

Termination Payments

Under the terms of management services agreement dated April 1, 2005 between PMI and Jonathan Carter, a director and the President of PMI, monthly fees of US$2,500 are payable to Mr. Carter and six months' notice of termination is required.

Under the terms of an administrative services agreement dated June 1, 2005 between PMI and Midas Management Inc. ("**Midas**"), a company wholly-owned by James Robertson, a director of PMI, monthly fees of Cdn$5,000 are payable to Midas and six months' notice of termination is required.

Directors' and Officers' Insurance

The Offeror and Sojitz have agreed that, for the period from the Expiry Time until six years after the Expiry Time, they will, provided that it is available, cause PMI (or any successor to PMI) to maintain the Company's current directors' and officers' insurance policy, or a policy reasonably equivalent, for all present and former directors and officers of PMI and its subsidiaries, covering claims made prior to or within six years after the Expiry Time, provided that such insurance is available at a cost that is not greater than 200% of the cost to PMI of such insurance. Alternatively, the Offeror may purchase, as an extension to PMI's current insurance policies, pre-paid non-cancellable run-off directors' and officers' liability insurance providing such coverage for such Persons on terms comparable to those contained in the Company's current insurance policies.

From and after the Effective Time until six years after the Expiry Time, the Offeror and Sojitz shall, and shall cause PMI (or any successor to PMI) to, indemnify the current and former directors and officers of PMI and its subsidiaries to the fullest extent to which they are permitted to indemnify such directors and officers under their respective constating documents, contracts of indemnity and under applicable laws.

PMI Options

Pursuant to the terms of the Stock Option Plan, PMI has granted PMI Options to its directors, officers, employees and consultants. As at the date hereof, a total of 1,418,125 PMI Options are issued and outstanding (1,190,000 of which are held by directors and officers of PMI), which PMI Options are exercisable at prices ranging from Cdn$0.20 to Cdn$3.95 per PMI Share. 1,368,125 of those PMI Options are exercisable at prices below the Offer price of Cdn$3.65 per PMI Share.

Pursuant to the Stock Option Plan, the vesting of all unvested PMI Options will be accelerated as a result of the Offer, such that all Optionholders will be entitled to exercise all of their PMI Options and tender to the Offer all PMI Shares issued in connection therewith. In addition, the Company has also agreed that the expiry date of PMI Options will be accelerated, such that any PMI Options which are not exercised by 5:00 p.m. (Eastern time) on the last Business Day prior to the Expiry Date shall then expire, conditional upon the Offeror taking up and paying for PMI Shares under the Offer.

INTEREST OF DIRECTORS AND SENIOR OFFICERS IN MATERIAL CONTRACTS OF THE OFFEROR AND SOJITZ

None of the directors or senior officers of PMI nor, to the knowledge of the directors and senior officers after reasonable enquiry, any of their respective Associates or person holding more than 10% of the outstanding PMI Shares, has any interest in any material contract to which the Offeror or Sojitz is a party.

MATERIAL CHANGES IN THE AFFAIRS OF PMI

Other than as publicly disclosed or as otherwise described or referred to in the Offering Circular or this Directors' Circular, the directors and senior officers of PMI are not aware of any other information that indicates any material change in the affairs of PMI since August 1, 2007, being the date on which the annual consolidated financial statements of PMI, prepared for the financial year ended March 31, 2007, were filed on SEDAR.

OTHER TRANSACTIONS

There is no transaction, Board resolution, agreement in principle or signed contract of PMI which has occurred in response to the Offer, other than as described or referred to in the Offering Circular or this Directors' Circular. Other than as described or referred to in the Offering Circular or this Directors' Circular, no negotiations are underway in response to the Offer which relate to or would result in: (i) an extraordinary transaction such as a merger or reorganization involving PMI or a subsidiary of PMI; (ii) the purchase, sale or transfer of a material amount of assets by PMI or a subsidiary of PMI; (iii) an issuer bid for or other acquisition of securities by PMI; or (iv) any material change in the present capitalization or dividend policy of PMI.

OTHER INFORMATION

Except as described below or otherwise referred to in the Offering Circular, this Directors' Circular, or as otherwise publicly disclosed, the directors of PMI are not aware of any information which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

As publicly announced by news release dated July 5, 2007, PMI was served with a petition filed in the Supreme Court of British Columbia by seven Shareholders alleging that they hold an aggregate of 159,000 PMI Shares, seeking a declaration that the affairs of PMI are being conducted in an oppressive manner and seeking rescission of the Royalty Agreement or an order requiring PMI to repurchase their PMI Shares. The Company considers the allegations made against it to be without merit. The matter has been referred to PMI's litigation counsel.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides the Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

The content of this Directors' Circular has been approved and the delivery thereof has been authorized by the Board of Directors.

CONSENT OF CAPITAL WEST PARTNERS

We hereby consent to the references to the opinion dated August 3, 2007 of our firm in the circular of the Board of Directors of Primary Metals Inc. dated August 23, 2007 (the "**Circular**") under the captions "Background to the Offer", "Reasons for the Recommendation" and "Fairness Opinion" and to the inclusion of the foregoing opinion in its entirety in Schedule A to the Circular. In providing such consent, we do not intend that any person other than the Board of Directors of PMI rely upon such opinion.

Dated: August 23, 2007

Signed "CAPITAL WEST PARTNERS"

CERTIFICATE

Dated: August 23, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the PMI Shares subject to the Offer.

On behalf of the Board of Directors of Primary Metals Inc.:

Signed "James Robertson"	Signed "Michael P. Raftery"
Director	Director

Schedule A

FAIRNESS OPINION

CapitalWest
PARTNERS

1250 – 885 West Georgia St
Vancouver, British Columbia
Canada V6C 3E8

T 604.718.6800
F 604.718.6820

www.capwest.com

August 3, 2007

Private and Confidential

The Board of Directors
Primary Metals Inc
Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1

Attention: Mr Lewis Black,
Chairman of the Board of Directors

To the Board of Directors:

Capital West Partners ("Capital West") understands that Primary Metals Inc ("Primary") has entered into a support agreement (the "Support Agreement") with Sojitz Corporation ("Sojitz"), through a wholly owned subsidiary, dated August 3, 2007, whereby Sojitz proposes to acquire all of the issued and outstanding shares of Primary for $3.65 in cash per Primary share (the "Proposed Transaction"). The terms of the Proposed Transaction will be fully described in a take-over bid circular (the "Take-Over Circular"), which will be mailed by Sojitz to Primary shareholders ("Shareholders") in connection with the Proposed Transaction. The Take-Over Circular will be accompanied by a directors' circular (the "Directors' Circular") prepared by Primary, which will set forth the recommendation of the board of directors of Primary (the "Board of Directors") with respect to the Proposed Transaction.

Capital West also understands that certain shareholders, including Almonty LLC ("Almonty") and the directors of Primary and their affiliates holding approximately 55% of the shares on a fully diluted in the money basis have agreed to tender all of the issued and outstanding common shares held by them to the Proposed Transaction pursuant to lock-up agreements dated August 3, 2007 (the "Lock-Up Agreements").

The Board of Directors has retained Capital West to provide an opinion as to the adequacy, from a financial point of view, of the Proposed Transaction to the Shareholders (the "Opinion").

Capital West has not been engaged to prepare a formal valuation of Primary, Sojitz or their respective common shares and therefore does not express an opinion as to the fair market value of Primary, Sojitz, their respective common shares, or the assets being acquired under the Proposed Transaction.

CREDENTIALS OF CAPITAL WEST

Capital West is an independent Canadian investment banking firm specializing in corporate finance and advisory services to corporations and governments. Capital West and its principals have prepared numerous valuations and fairness opinions and have provided advisory services in a significant number of transactions involving Canadian private and publicly traded companies.

ENGAGEMENT OF CAPITAL WEST BY THE BOARD OF DIRECTORS

The Board of Directors formally retained Capital West on June 6, 2007 (the "Engagement") to provide financial advisory services with respect to the Proposed Transaction, including the preparation and delivery of the Opinion.

A Special Committee of the Board of Directors previously retained Capital West on April 11, 2007 to provide financial advisory services with respect to a transaction whereby Primary agreed to purchase all of Almonty's rights, title and interest under a royalty agreement (the "Royalty Agreement") between Primary, Almonty and Beralt Tin & Wolfram (Portugal) SARL ("Beralt"), a wholly owned subsidiary of Primary, dated May 16, 2005 (the "Almonty Transaction"), including the preparation and delivery of an opinion with respect to the adequacy, from a financial point of view, of the Almonty Transaction to Shareholders, other than Almonty.

The terms of the Engagement provide that Capital West be paid fees for its services as financial advisor, including a fee upon delivery of the Opinion. In addition, Capital West is to be reimbursed for its reasonable out-of-pocket expenses and Primary has agreed to indemnify Capital West in certain circumstances.

Subject to the terms of the Engagement, Capital West consents to the inclusion of the Opinion, in its entirety, in the Directors' Circular and to the filing thereof with the Canadian securities regulatory authorities. Capital West understands that the Directors' Circular will be available to the public through the Canadian Securities Administrators' SEDAR website. In addition, pursuant to applicable securities law, copies of the Opinion may be filed with the Canadian securities regulatory authorities.

INDEPENDENCE OF CAPITAL WEST

None of Capital West, its associates or affiliates is an insider, associate, or affiliate (as those terms are defined in the *Securities Act* (British Columbia)) of Primary, Sojitz or any of their respective associates or affiliates. Capital West has not provided any financial advisory services or participated in any financing involving Primary or Sojitz or any of their respective associates or affiliates during the 24 months preceding the date Capital West was engaged by Primary, except as discussed above. There are no understandings, commitments, or agreements between Capital West and Primary or Sojitz or any of their respective associates or affiliates, with respect to future business dealings, except as discussed above.

SCOPE OF REVIEW

In preparing our Opinion, we have, among other things, reviewed, considered and relied upon, without limitation, the following information related to Primary, Sojitz and the Proposed Transaction:

1. A non-binding letter of intent between Sojitz and Primary dated June 1, 2007;
2. The most recent draft of the Support Agreement dated August 2, 2007;
3. The most recent draft of the Lock-Up Agreements dated August 2, 2007;
4. Primary's annual audited consolidated financial statements and management discussion and analysis for the fiscal years ended March 31, 2004, 2005 and 2006;

5. Primary's unaudited internal consolidated financial statements for the fiscal year ended March 31, 2007;
6. Primary's quarterly unaudited consolidated financial statements and management discussion and analysis for the fiscal periods ended December 31, 2006, September 30, 2006 and June 30, 2006;
7. The Notice of Annual General Meeting of Shareholders and Management Information Circular of Primary for the fiscal years ended March 31, 2004, 2005 and 2006;
8. Economic, technical and geological information for the Panasqueira Mine ("Panasqueira"), including but not limited to, the most recent NI 43-101 technical report prepared by Orequest dated July 25, 2006 and the updated reserve and resource verification prepared by Orequest dated February 2007;
9. The Royalty Agreement among Almonty, Beralt and Primary dated May 16, 2005;
10. The agreement between Osram-Sylvania, Beralt and Primary for the sale of tungsten ore dated May 24, 2005 with an effective term of May 1, 2005 to April 30, 2010;
11. Unaudited financial forecast of Primary prepared by management of the Company for the fiscal year ended March 31, 2008;
12. Analysis, financial and other information related to the Proposed Transaction prepared by management and Capital West;
13. Historical monthly prices for ammonium paratungstate ("APT") expressed in United States dollars per metric ton unit ("MTU") from January 2000 to June 2007;
14. Primary press releases for the prior two years;
15. Public information relating to the business, financial performance and stock trading history of Primary, and other selected public companies that Capital West considered relevant;
16. Public information with respect to other transactions of a comparable nature that Capital West considered relevant;
17. Discussions and meetings with senior officers of Primary regarding, amongst other things, the historical current and future prospects of Primary;
18. Discussions and meetings with the Board of Directors and counsel to the Board of Directors; and
19. A representation letter dated August 3, 2007 from Primary addressed to Capital West representing, among other things, that the information provided to us in respect of the Opinion is true, correct, and complete and that no material information has been withheld which might reasonably affect the Opinion.

Capital West also conducted such other analysis, investigations, and research as we considered appropriate in the circumstances. Capital West was granted satisfactory access by Primary to its management and advisors and was not, to its knowledge, denied any information that it requested.

PRIOR VALUATIONS

Primary has represented to Capital West that, to the best of its knowledge, there have been no prior valuations (as defined by Rule 61-501 of the Ontario Securities Commission) in the past 24 months of Primary nor any material property or asset of Primary.

ASSUMPTIONS AND LIMITATIONS

Capital West has relied upon and assumed the completeness, accuracy, and fair presentation of all of the financial and other information, data, advice, opinions, and representations obtained by it from public sources and provided to it by Primary, or otherwise pursuant to the Engagement. Subject to the exercise of professional judgement and except as expressly described herein, Capital West has not attempted to verify independently the accuracy or completeness of any such information, representations, or warranties. A director of Primary has represented to Capital West that there have been no material changes or changes in material facts relating to any of the information, data, advice, assumptions, opinions and representations provided to Capital West by or on behalf of Primary, as applicable, that have not been disclosed to Capital West and that no change has occurred in the facts set out or referred to in any such information subsequent to the date thereof which would reasonably be expected to have a material effect on the Opinion, and that they are not aware of any facts not disclosed to Capital West which would reasonably be expected to materially affect the Opinion.

In preparing the Opinion, Capital West has made several assumptions, including that all of the conditions required to implement the Proposed Transaction will be met and that the disclosure provided or incorporated by reference in the Directors' Circular with respect to Primary, its subsidiaries and affiliates will be accurate in all material respects.

In preparing the Opinion, Capital West has made several other assumptions, including that the Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the conditions and prospects, financial and otherwise, of Primary, as they were reflected in the information and documents reviewed by Capital West and as they were represented to it in its discussions with management of Primary. The comments and conclusion of Capital West can only be taken in the context of the Proposed Transaction.

This Opinion has been prepared based upon approaches and assumptions that Capital West considers appropriate in the circumstances. The analyses of Capital West must be considered as a whole; selecting portions of the analyses and of the factors considered by Capital West, without considering all factors and analyses in connection with the preparation of this Opinion, could create a misleading view of the process underlying this Opinion. The preparation of a fairness opinion is a complex process and is not amenable to partial analysis or summary description.

APPROACH TO FAIRNESS

In assessing the fairness of the Proposed Transaction, from a financial point of view, to the Shareholders, Capital West considered a number of factors including, but not limited to:

(a) The consideration under the Proposed Transaction as compared to the implied valuation multiples of comparable companies;

(b) The consideration under the Proposed Transaction as compared to the implied valuation multiples in precedent transactions;

(c) The consideration under the Proposed Transaction as compared to the results of a discounted cash flow analysis of Primary's forecasted financial results for the fiscal years ending March 31, 2008 through March 31, 2015;

(d) The consideration under the Proposed Transaction as compared to the historical stock price for Primary;

(e) Implied takeover premiums of the Proposed Transaction as compared to historical takeover premiums for exploration and mining companies; and

(f) Other qualitative factors.

CONCLUSION

Based upon and subject to the foregoing, we are of the opinion that the Proposed Transaction is fair, from a financial point of view, to the Shareholders.

The Opinion has been prepared for the Board of Directors in connection with the Proposed Transaction and may not be used by any other persons for any other purpose without the written consent of Capital West. Notwithstanding the foregoing, Capital West has consented to the inclusion of the Opinion in the Directors' Circular of Primary.

Yours truly,

Capital West Partners

CAPITAL WEST PARTNERS

END